INTERIM CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2005

INTERIM CONSOLIDATED FINANCIAL

STATEMENTS

The Financial Statements are presented in accordance with

International Financial Reporting Standards (IFRS)

Consolidated balance sheets

ASSETS	Note	June 30, 2005	Dec. 31, 2004
(€ million)		(1)

Property, plant and equipment	D.3.	5,977	5,892

Goodwill	D.4.	29,883	28,338

Intangible assets	D.4.	33,270	33,229

Investments in associates	D.6.	3,009	2,931

Financial assets – non-current	D.7.	1,317	970

Deferred tax assets		2,732	2,084

Non-current assets		76,188	73,444

Inventories	D.8.	3,314	3,032

Accounts receivable	D.9.	4,860	4,454

Other current assets	D.10.	2,224	1,989

Financial assets – current	D.11.	463	648

Cash and cash equivalents	D.12.	2,264	1,840

Current assets		13,125	11,963

TOTAL ASSETS		89,313	85,407

(1)	Interim consolidated financial statements for the six months to June 30, 2005, which have been subject to limited review by the statutory auditors in accordance with French auditing standards.

The accompanying notes on pages 8 to 97 are an integral part of the consolidated financial statements.

Consolidated balance sheets

LIABILITIES & SHAREHOLDERS’ EQUITY	Note	June 30, 2005	Dec. 31, 2004
(€ million)		(1)

Shareholders’ equity	D.13.	44,192	41,061

Minority interests		422	462

Total equity		44,614	41,523

Long-term debt	D.14.	7,127	8,654

Provisions and other non-current liabilities	D.15.	7,679	6,929

Deferred tax liabilities		13,606	13,123

Non-current liabilities		28,412	28,706

Accounts payable and accrued expenses		2,875	2,749

Other current liabilities	D.16.	5,495	5,041

Short-term debt and current portion of long-term debt	D.14.	7,917	7,388

Current liabilities		16,287	15,178

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		89,313	85,407

(1)	Interim consolidated financial statements for the six months to June 30, 2005, which have been subject to limited review by the statutory auditors in accordance with French auditing standards.

The accompanying notes on pages 8 to 97 are an integral part of the consolidated financial statements.

Consolidated income statements

(€ million)	Note	6 months to	6 months to	12 months to
		June 30, 2005	June 30, 2004	Dec. 31, 2004
		(1)	(1)

Net sales		13,104	4,394	14,871

Other revenues		548	324	862

Cost of sales		(3,690)	(1,051)	(4,439)

Gross profit		9,962	3,667	11,294

Research and development expenses		(1,902)	(707)	(2,389)

Selling and general expenses		(3,949)	(1,393)	(4,600)

Other current operating income	D.19.	133	37	176

Other current operating expenses	D.20.	(64)	(6)	-

Amortization of intangibles		(1,970)	(67)	(1,581)

Operating income – current		2,210	1,531	2,900

Restructuring costs	D.21.	(638)	-	(679)

Impairment of property, plant & equipment and intangibles	D.5.	(106)	-	-

Other operating income and expenses	D.22.	7	9	205

Operating income		1,473	1,540	2,426

Financial expenses	D.23.	(305)	(33)	(239)

Financial income	D.23.	100	42	124

Income before tax and associates		1,268	1,549	2,311

Income tax expense	D.24.	(232)	(500)	(479)

Share of profit/loss of associates		208	183	409

Net income before minority interests		1,244	1,232	2,241

Minority interests		(157)	(117)	(255)

Net income		1,087	1,115	1,986

Average number of shares outstanding		1,335,141,552	683,056,982	910,261,740

Average number of shares after dilution		1,343,899,839	685,121,883	914,778,793

Earnings per share

- Basic earnings per share		0.81	1.63	2.18

- Diluted earnings per share		0.81	1.63	2.17

(1)

Interim consolidated financial statements for the six months to June 30, 2005 and June 30, 2004, which have been subject to limited review by the statutory auditors in accordance with French auditing standards.

The accompanying notes on pages 8 to 97 are an integral part of the consolidated financial statements.

Consolidated statement of changes in shareholders’ equity (1)

		Additional
(€ million)		paid-in			Items
		capital and			recognized	Cumulative	Total
	Share	retained	Treasury	Stock	directly in	translation	sanofi-	Minority	Total
	capital	earnings	shares	options	equity	differences	aventis	interests	equity
Balance at January 1, 2004 – IFRS	1,466	6,579	(2,636)	131	70	-	5,610	68	5,678
Net gains/(losses) recognized directly in equity
• Available-for-sale financial assets	-	-	-	-	94	-	94	-	94
• Derivatives designated as hedging instruments	-	-	-	-	(10)	-	(10)	-	(10)
• Tax on items recognized directly in equity	-	-	-	-	(15)	-	(15)	-	(15)
• Change in cumulative translation difference recognized in equity	-	-	-	-	-	(2,925)	(2,925)	(44)	(2,969)

Gains/(losses) recognized in equity	-	-	-	-	69	(2,925)	(2,856)	(44)	(2,900)

Net income for the period	-	1,986	-	-	-	-	1,986	255	2,241

Total recognized profits/(losses) for the period	-	1,986	-	-	69	(2,925)	(870)	211	(659)

Dividend paid out of 2003 earnings (€1.02 per share)	-	(731)	-	-	-	-	(731)	-	(731)
Payment of dividend and equivalents to minority shareholders	-	-	-	-	-	-	-	(242)	(242)
Issuance of shares relating to acquisition of Aventis and other changes in Group structure	1,319	35,264	(1,572)	-	-	-	35,011	853	35,864
Aventis stock option plans allocated to the purchase price	-	-	-	746	-	-	746	-	746
Repurchase of Aventis warrants	-	-	(6)	-	-	-	(6)	-	(6)
Sanofi-aventis merger	38	1,081	-	-	-	-	1,119	(428)	691
Share-based payment
• Value of services obtained from employees	-	-	-	112	-	-	112	-	112
• Proceeds from disposals of treasury shares related to stock purchase options	-	-	44	-	-	-	44	-	44
Sanofi-Synthélabo merger		27	-	-	-	-	27	-	27
Other movements	-	(1)	-	-	-	-	(1)		(1)

Balance at December 31, 2004	2,823	44,205	(4,170)	989	139	(2,925)	41,061	462	41,523

Net gains/(losses) recognized directly in equity
• Available-for-sale financial assets	-	-	-	-	(2)	-	(2)	-	(2)
• Derivatives designated as hedging instruments	-	-	-	-	(155)	-	(155)	-	(155)
• Tax on items recognized directly in equity	-	-	-	-	54	-	54	-	54
• Change in cumulative translation difference recognized in equity	-	-	-	-	-	3,564	3,564	19	3,583

Gains/(losses) recognized in equity	-	-	-	-	(103)	3,564	3,461	19	3,480

Net income for the period	-	1,087	-	-	-	-	1,087	157	1,244

Total recognized profits/(losses) for the period	-	1,087	-	-	(103)	3,564	4,548	176	4,724

Dividend paid out of 2004 earning (€1.20 per share)	-	(1,606)	-	-	-	-	(1,606)	-	(1,606)
Payment of dividend and equivalents to minority shareholders	-	-	-	-	-	-	-	(201)	(201)
Share-based payment
• Issuance of shares (other than stock options)	2	44	-	-	-	-	46	-	46
• Proceeds from sale of treasury shares related to stock option plans	-	-	51	-	-	-	51	-	51
• Value of services obtained from employees	-	-		92	-	-	92	-	92
Reduction in share capital	(33)	(779)	812	-	-	-	-	-	-
Other movements	-	-	-	-	-	-	-	(15)	(15)

Balance at June 30, 2005	2,792	42,951	(3,307)	1,081	36	639	44,192	422	44,614

(1)	Interim consolidated financial statements for the six months to June 30, 2005, which have been subject to limited review by the statutory auditors in accordance with French auditing standards.

The accompanying notes on pages 8 to 97 are an integral part of the consolidated financial statements.

Consolidated statements of cash flows

(€ million)	Note	6 months to	12 months to
		June 30, 2005	Dec. 31, 2004
		(1)
Net income		1,087	1,986
Minority interests		20	(2)
Share of undistributed earnings of associates		95	(2)
Depreciation and amortization		2,518	2,244
Gains and losses on disposals of non-current assets (2)		(8)	(135)
Net change in deferred taxes		(807)	(735)
Net change in provisions		181	182
Cost of employee benefits (stock options)		92	112
Impact of workdown of Aventis inventories remeasured at fair value, net of tax		172	342
Financial instruments – changes in fair value		(36)	(5)
Operating cash flow before changes in working capital		3,314	3,987
(Increase)/decrease in inventories		(341)	162
(Increase)/decrease in accounts receivable		(615)	11
Increase/(decrease) in accounts payable and accrued expenses		244	537
Net change in other current assets, financial assets (current) & other current liabilities		794	(648)

Net cash provided by/(used in) operating activities		3,396	4,049

Acquisitions of property, plant & equipment and intangibles	D.3-D.4	(507)	(754)
Acquisition of Aventis, net of cash acquired	D.1	-	(14,343)
Acquisitions of investments in consolidated undertakings, net of cash acquired		(11)	(29)
Acquisitions of available-for-sale financial assets		(2)	-
Proceeds from disposals of property, plant and equipment, intangibles and other non-current assets		116	965
Net change in loans and other non-current financial assets		1	(12)

Net cash provided by/(used in) investing activities		(403)	(14,173)

Issuance of sanofi-aventis shares	D.13	46	-
Capital contribution from minority shareholders		-	-
Dividends paid:
- to sanofi-aventis shareholders		(1,606)	(731)
- to minority shareholders		(7)	(4)
Additional long-term borrowings	D.14	5,318	5,504
Repayments of long-term borrowings	D.14	(5,518)	(646)
Net change in short-term borrowings		(792)	5,090
Acquisitions and disposals of treasury shares		51	9

Net cash provided by/(used in) financing activities		(2,508)	9,222

Impact of exchange rates on cash and cash equivalents		(61)	(23)

Net change in cash and cash equivalents		424	(925)

Cash and cash equivalents, beginning of period		1,840	2,765
Cash and cash equivalents, end of period		2,264	1,840

(1)	Interim consolidated financial statements for the six months to June 30, 2005, which have been subject to limited review by the statutory auditors in accordance with French auditing standards.
(2)	Including available-for-sale financial assets

The accompanying notes on pages 8 to 97 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2005

INTRODUCTION

The sanofi-aventis Group (sanofi-aventis and its subsidiaries) is a leading global pharmaceuticals group engaged in the development, manufacture and marketing of healthcare products in seven major therapeutic fields: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine and vaccines. Our international R&D effort provides a platform for us to develop leading positions in our markets. We have production facilities in all continents.

On August 20, 2004, sanofi-aventis (formerly known as Sanofi-Synthélabo) acquired control of Aventis, which has been included in the consolidated financial statements since that date. For a description of the main effects of the acquisition of Aventis by sanofi-aventis, refer to note D.1 of the interim financial statements.

Sanofi-aventis, the parent company, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 174, avenue de France, 75013 Paris, France.

Sanofi-aventis is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

A.	BASIS OF PREPARATION

The interim consolidated financial statements cover the six months ended June 30, 2005.

In accordance with Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 on the application of international accounting standards, sanofi-aventis is presenting its consolidated financial statements in accordance with IFRS from January 1, 2005 onwards.

These interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (IFRS). This is because they fall within the year ending December 31, 2005, the first financial year for which sanofi-aventis will prepare full consolidated financial statements under IFRS.

The interim consolidated financial statements for the six months to June 30, 2005 have been prepared in accordance with the same principles as the opening balance sheet at the transition date of January 1, 2004, i.e. in compliance with all applicable IFRS including International Accounting Standards (IAS), Standing Interpretations Committee (SIC) interpretations, and International Financial Reporting Interpretations Committee (IFRIC) interpretations, as issued by the International Accounting Standards Board (IASB) as of June 30, 2005 and applicable from 2005 onwards.

The European Union has endorsed these standards and interpretations with the exception of parts of IAS 39 (Financial Instruments: Recognition and Measurement).

Because the differences between IAS 39 revised in 2003 (as issued by the IASB) and the amended version of IAS 39 (as proposed by the European Commission) have no effect on the transition to IFRS of the Group’s operations, sanofi-aventis believes that it is in compliance with both versions of IAS 39.

Note E presents the IFRS transition adjustments made by sanofi-aventis to the consolidated balance sheets and income statements initially prepared under French generally accepted accounting principles (French GAAP).

The interim consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation. They have been prepared using the historical cost convention except for financial assets, which are measured at fair value.

In accordance with the recommendation on financial communication as issued by the Committee of European Securities Regulators (CESR) on December 30, 2003, sanofi-aventis has elected to present interim financial information under national rules (according to the recommendation No. 99-R01 of the Conseil National de la Comptabilité, the French accounting regulator), but to prepare this information on the basis of recognition and measurement principles derived from IFRS in force as of June 30, 2005 (and hence applicable to the 2005 financial year) as endorsed by the European Union as of June 30, 2005.

Depending on possible changes in IFRS and on the status of endorsement of IFRS by the European Union, the information presented herein may change, in particular with respect to the comparative information required in 2005-2006 and relating to December 31, 2004 and June 30, 2005, which may not be definitive as presented at June 30, 2005.

Sanofi-aventis will adjust this information as necessary in order to comply with all IFRS endorsed by the European Union and applicable to the preparation of the consolidated financial statements.

Exemptions and exceptions under IFRS 1

IFRS 1 (First-time Adoption of International Financial Reporting Standards) has been applied in preparing these financial statements. IFRS 1 requires the consistent, retrospective application through all reporting periods of all IFRS that are effective at the reporting date for all disclosed closing dates. However, IFRS 1 allows some exemptions, of which the following have been applied by sanofi-aventis:

•	Business combinations: Business combinations that were accounted for before the date of transition to IFRS (January 1, 2004) have not been restated in accordance with IFRS 3 (Business Combinations).

•

Employee benefits: All previously unrecognized actuarial gains and losses have been recognized in retained earnings at the transition date. Sanofi-aventis will apply the corridor approach of IAS 19 (Employee Benefits) prospectively.

•

Cumulative translation differences: All cumulative translation differences for all foreign operations have been eliminated through shareholders’ equity, having been deemed to be zero at the IFRS transition date.

•

Designation of previously recognized financial instruments: sanofi-aventis has classified financial assets either as “available for sale” or as “fair value through profit and loss” from the transition date in accordance with IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39.

•	Share-based payment: sanofi-aventis has applied IFRS 2 (Share-Based Payment) to all equity instruments previously granted and not vested at the transition date.

In addition, the Group has chosen to apply IAS 32 and IAS 39 from January 1, 2004 onwards.

However, IFRS 1 enforces some mandatory exceptions to retrospective application of IFRS: derecognition of financial assets and financial liabilities, hedge accounting, correction of estimates, and classification of assets held for sale and discontinued operations. Sanofi-aventis has applied IFRS requirements on these items prospectively.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions, based on information available at the balance sheet date, that may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and the disclosures of contingent assets and liabilities as of that date. Examples include provisions for returns, trade receivables, product claims, the length of product life cycles, provisions for restructuring, income tax exposures, environmental liabilities, litigation, valuation of goodwill, valuation and useful lives of acquired intangible assets and fair values of derivative financial instruments. Actual results could vary from these estimates.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

B.1.     Basis of consolidation

The consolidated financial statements include the accounts of sanofi-aventis and subsidiaries controlled by sanofi-aventis, using the full consolidation method. The existence of effectively exercisable or convertible potential voting rights is taken into account in determining whether control exists.

Joint ventures are accounted for by the equity method in accordance with the option in IAS 31 (Interests in Joint Ventures).

Companies over which sanofi-aventis exercises significant influence are accounted for by the equity method.

Companies are consolidated from the date on which control (exclusive or joint) or significant influence is transferred to the Group. The Group’s share of post-acquisition profits or losses is taken to the income statement, and post-acquisition movements in the acquiree’s reserves are taken to consolidated reserves. Companies are excluded from consolidation from the date on which the Group transfers control or significant influence.

B.2.     Foreign currency translation

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates), each Group subsidiary translates foreign currency transactions into the currency that is most representative of its economic environment (the functional currency).

Accounting for transactions in foreign currencies in individual company accounts

Non-current assets and inventories acquired in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of acquisition.

All amounts receivable or payable in foreign currencies are translated using the exchange rate prevailing at the balance sheet date or, where hedging instruments have been contracted in the market, at the hedged rate. The resulting gains and losses are recorded in the income statement. However, foreign exchange gains and losses arising from the translation of capitalizable advances made to consolidated subsidiaries are reflected directly to shareholders’ equity on the line Cumulative translation difference.

Foreign currency translation of the financial statements of foreign subsidiaries

All assets and liabilities are translated into euros using the exchange rate of the subsidiary’s functional currency prevailing at the balance sheet date. Income statements are translated using a weighted-average exchange rate for the period. The resulting translation difference is shown as a separate component of shareholders’ equity and is recognized in the income statement only when the subsidiary is sold.

Under the exemptions allowed by IFRS 1, sanofi-aventis elected to eliminate through shareholders’ equity all cumulative translation differences for foreign operations at the January 1, 2004 transition date.

B.3.     Business combinations

B.3.1.  Accounting treatment

Business combinations subsequent to the IFRS transition date (January 1, 2004) are accounted for by the purchase method in accordance with IFRS 3 (Business Combinations).

Under this method, the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria of IFRS 3 are measured initially at their fair values as at the date of acquisition, except for non-current assets classified as held for sale, which are measured at fair value less costs to sell.

Only identifiable liabilities that satisfy the criteria for recognition as a liability by the acquiree are recognized in a business combination. Consequently, restructuring liabilities are not recognized as a liability of the acquiree unless the acquiree has an obligation as at the date of the acquisition to carry out the restructuring.

Adjustments to the values of assets and liabilities initially determined provisionally (pending the results of independent valuations or further analysis) are recognized as a retrospective adjustment to goodwill if they are made within twelve months of the acquisition date. Once this twelve-month period has elapsed, the effects of any adjustments are recognized directly in the income statement, unless they qualify as an error correction.

B.3.2.  Goodwill

The difference between the cost of an acquisition (including any costs directly attributable to the acquisition) and the Group’s interest in the fair value of the net assets of the acquiree is recognized as goodwill at the date of the business combination.

Goodwill arising on the acquisition of subsidiaries is shown as a separate intangible asset in the balance sheet under Goodwill whereas goodwill arising on the acquisition of associates is recorded in Investment in associates.

Goodwill is measured in the currency of the acquiree.

In accordance with IFRS 3 and with IAS 36 (Impairment of Assets), goodwill is carried at cost less accumulated impairment.

Goodwill is tested for impairment annually and whenever events or circumstances indicate that impairment might exist. Such events or circumstances include significant changes liable to have an other-than-temporary impact on the substance of the original investment.

B.4.     Intangible assets

Intangible assets are initially measured at acquisition cost or production cost, including any directly attributable costs of preparing the asset for its intended use, or (in the case of assets acquired in a business combination) at fair value as at the date of the combination. They are amortized on a straight line basis over their useful lives.

The useful lives of intangible assets are reviewed at each balance sheet date. The effect of any adjustment to useful lives is recognized prospectively as a change of accounting estimate.

Amortization of intangible assets is recognized in the income statement under Amortization of intangibles with the exception of amortization, acquired or internally-developed software, which is recognized on the relevant line of the income statement according to the purpose for which the software is used.

Sanofi-aventis does not own any intangible assets with an indefinite useful life.

When there is an internal or external indication of impairment, sanofi-aventis estimates the recoverable amount of the intangible asset and recognizes an impairment loss when the carrying amount of the asset exceeds its recoverable amount. These indications of impairment are reviewed at each reporting date.

Intangible assets are carried at cost less accumulated amortization and impairment.

B.4.1.  Pharmaceutical research and development

Research and development expenditure is made up of internally generated research and development and separately acquired research and development, including research and development acquired in a business combination.

•	Internally generated research and development

Under IAS 38 (Intangible Assets), an intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and when the cost of the asset can be measured reliably. Internally generated research expenditure does not satisfy these criteria, and therefore is expensed as incurred under Research and development expenses.

Internally generated development expenses are recognized as an intangible asset if, and only if, all the following can be demonstrated: (a) the technical feasibility of completing the development project; (b) the Group’s intention to complete the project; (c) the Group’s ability to use the project; (d) the probability that the project will generate future economic benefits; (e) the availability of adequate technical, financial and other resources to complete the project; and (f) the ability to measure the development expenditure reliably.

Due to the risks and uncertainties relating to regulatory approval and to the research and development process, the criteria for capitalization are considered not to have been met until marketing approval has been obtained from the regulatory authorities.

On the other hand, chemical industrial development expenses incurred to develop a second-generation process are additional development costs incurred to improve the industrial process for an active ingredient. Such costs are incurred after initial regulatory approval has been obtained and are capitalized under Intangible assets – net as incurred.

•	Separately acquired research and development

Separately acquired research and development costs are capitalized, because the recognition criteria for intangible assets under IAS 38 are considered to be satisfied in all cases in accordance with paragraph 25 of IAS 38.

Consequently, rights to pharmaceutical products acquired from third parties prior to receipt of regulatory approval to market the products are recognized as intangible assets, and are amortized on a straight line basis over their useful lives from the date on which regulatory approval is obtained.

Payments under research and development arrangements relating to access to technology or to databases, and payments made to purchase generics files, are also capitalized.

Subcontracting arrangements, payments for research and development services and continuous payments under research and development collaborations unrelated to the outcome of the research and development efforts are expensed over the service term.

B.4.2.  Other intangible assets

Patents are capitalized at acquisition cost and amortized over the shorter of the period of legal protection or their useful life.

Licenses other than those related to pharmaceutical products and research projects, in particular software licenses, are capitalized at acquisition cost, including any directly attributable cost of preparing the software for its intended use. Software licenses are amortized on a straight line basis over their useful lives (3 to 5 years).

Internally generated costs incurred to develop or upgrade software are capitalized if the IAS 38 criteria for recognition as an intangible asset are satisfied, and amortized on a straight line basis over the useful life of the software from the date on which the software is ready for use.

B.4.3.  Intangible assets acquired in a business combination

Intangible assets acquired in a business combination (in particular the acquisition of Aventis) which relate to in-process research and development and are reliably measurable are separately identified from goodwill and capitalized in Intangible assets – net in accordance with IFRS 3 (Business Combinations) and IAS 38 (Intangible Assets). The related deferred tax liability is also recognized.

In-process research and development acquired in a business combination is amortized on a straight line basis over its useful life from the date of receipt of regulatory approval for the product derived from the research and development work.

Rights to products sold by the Group, mainly acquired through the acquisition of Aventis, are amortized on a straight line basis over their useful lives, which are calculated on the basis of cash flow forecasts that take account of (among other factors) the period of legal protection of the related patents.

B.5.     Property, plant and equipment

Property, plant and equipment is initially measured and recognized at acquisition cost, including any directly attributable cost of preparing the asset for its intended use, or (in the case of assets acquired in a business combination) at fair value as at the date of the combination. The component-based approach to accounting for property, plant and equipment is applied. Under this approach, each component of an item of property, plant and equipment with a cost which is significant in relation to the total cost of the item and which has a different useful life from the other components must be depreciated separately.

After initial measurement, property, plant and equipment is carried at cost less accumulated depreciation and impairment, except for land which is carried at cost less impairment.

Subsequent costs are not recognized as assets unless (i) it is probable that future economic benefits associated with these costs will flow to the Group and (ii) the costs can be measured reliably.

Day-to-day maintenance costs of property, plant and equipment are expensed as incurred.

Borrowing costs attributable to the financing of items of property, plant and equipment and incurred during the construction period of such items are capitalized as part of the acquisition cost of the item.

Government grants relating to non-current assets are deducted from the acquisition cost of the asset to which they relate.

In accordance with IAS 17 (Leases), items of property, plant and equipment leased by sanofi-aventis as lessee under finance leases are recognized as an asset in the balance sheet, with the related lease obligation recognized as a liability. A lease qualifies as a finance lease if it transfers substantially all the risks and rewards of ownership of the asset to the Group. Assets held under finance leases are carried at the lower of the fair value of the leased asset or the present value of the minimum lease payments, and are depreciated over the shorter of the useful life of the asset or the term of the lease.

The depreciable amount of items of property, plant and equipment, net of any residual value, is depreciated on a straight line basis over the useful life of the asset. The useful life of an asset is equivalent to its economic life.

The useful lives of property, plant and equipment are as follows:

Buildings and fixtures	10 to 30 years
Plant and equipment	5 to 15 years
Other tangible fixed assets	3 to 15 years

Useful lives and residual values of property, plant and equipment are reviewed at each balance sheet date. The effect of any adjustment to useful lives or residual values is recognized prospectively as a change of accounting estimate.

Depreciation of property, plant and equipment is recognized on the relevant line of the income statement according to the purpose for which the asset is used.

When there is an internal or external indication of impairment, sanofi-aventis estimates the recoverable amount of items of property, plant and equipment and recognizes an impairment loss when the carrying amount of the item exceeds its recoverable amount. These indications of impairment are reviewed at each reporting date.

Gains and losses on disposals of property, plant and equipment are determined by comparing the disposal price with the carrying amount, and are recognized in the income statement on the line Other operating income and expenses.

B.6.     Impairment of property, plant and equipment and intangibles

Assets that generate separate cash flows and assets included in cash-generating units (CGUs) are assessed for impairment in accordance with IAS 36 when events or changes in circumstances indicate that the asset or CGU may be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Indications of impairment are reviewed at each reporting date. If there is any internal or external indication of impairment, the Group estimates the recoverable amount of the asset.

Intangible assets not yet available for use (such as capitalized in-process research and development) and goodwill are tested for impairment annually whether or not there is any indication of impairment, and as soon as any event or circumstances indicates that they might be impaired. These assets are not amortized.

When there is an internal or external indication of impairment, the Group estimates the recoverable amount of the asset and recognizes an impairment loss when the carrying amount of the asset exceeds its recoverable amount. Where it is not possible to estimate the recoverable amount of any particular asset, the Group determines the recoverable amount of the CGU to which the asset belongs. The recoverable amount of the asset is the higher of its fair value less costs to sell or its value in use. To determine the value in use, the Group uses estimates of future cash flows generated by the asset or CGU, prepared using the same methods as those used in the initial measurement of the asset or CGU on the basis of the medium-term plans of each business activity.

In the case of goodwill, a 20-year cash flow projection period is used. For other intangible assets, the period used is the period of protection provided by the related patent.

Estimated cash flows are discounted at long-term market interest rates that reflect the best estimate by sanofi-aventis of the time value of money, the risks specific to the asset or CGU, and economic conditions in the geographical regions in which the business activity associated with the asset or CGU is located.

Certain assets and liabilities that are not directly attributable to a specific CGU, and goodwill, are allocated between CGUs on a reasonable and consistent basis.

Goodwill is tested for impairment by being allocated to CGUs. Given the international nature of the Group’s activities, the CGUs used for the allocation and impairment testing of goodwill are the same business segments and geographical segments as used for segmental reporting.

Impairment losses and reversals of impairment losses are recognized under Impairment of property, plant and equipment and intangibles in the income statement. Impairment losses taken against goodwill are never reversed.

In compliance with IFRS 1, an impairment review was conducted for IFRS transition purposes. This review was performed in accordance with the requirements of IAS 36 (Impairment of Assets). No adjustments were required as a result of this review.

B.7.     Financial instruments

Sanofi-aventis elected to apply IAS 32 and IAS 39 (revised in 2003 as issued by the IASB) from January 1, 2004. This note can be regarded as compliant with both that version of IAS 39 and the amended version of IAS 39 proposed by the European Commission, as the provisions not endorsed by the Commission do not affect the consolidated financial statements.

B.7.1.  Financial assets

Under IFRS, and in accordance with IAS 39 and IAS 32, sanofi-aventis has adopted the following classification for investments, based on management intent at the date of acquisition (except for investments already held at the transition date and reclassified at that date in accordance with IFRS 1). The designation and classification of investments is carried out at initial recognition and reassessed at each reporting date.

Purchases of investments are recognized on the date when sanofi-aventis becomes party to the contractual terms of the investment. On initial recognition, financial assets are measured at fair value, plus direct transaction costs in the case of financial assets not classified as “fair value through profit or loss”.

Classification, presentation and subsequent measurement of financial assets are as follows:

•	Financial assets at fair value through profit or loss

These assets are classified in the balance sheet under Financial assets – current and Cash and cash equivalents.

Financial assets at fair value through profit or loss comprise financial assets held for trading and financial instruments designated at fair value through profit and loss on initial recognition. This category consists of financial assets acquired principally for the purpose of selling them in the near term (usually within less than 12 months). Derivative instruments are classified as held for trading unless they are designated as hedging instruments.

These financial assets are carried at fair value, without any deduction for transaction costs that may be incurred on sale. Realized and unrealized gains and losses resulting from changes in the fair value of these assets are recognized in the income statement, in Financial income/Financial expenses.

Realized and unrealized foreign exchange gains and losses on financial assets in currencies other than the euro are recognized in the income statement in Financial income/Financial expenses.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are (i) designated by management as available for sale or (ii) not classified as financial assets at fair value through profit or loss or as held-to-maturity investments. This category includes participating interests in listed or non-listed companies (other than investments in associates and joint ventures) that management intends to hold on a long-term basis. Available-for-sale financial assets are classified in non-current assets under Financial assets – non-current.

Available-for-sale financial assets are measured at fair value, without any deduction for transaction costs that may be incurred on sale. Gains and losses arising from changes in the fair value of these assets, including the unrealized foreign exchange gains and losses are recognized in shareholders’ equity, under Items directly recognized in shareholders’ equity, in the period in which they occur, except for impairment losses and foreign exchange gains and losses on debt instruments. On derecognition of an available-for-sale financial asset, or on recognition of an impairment loss on such an asset, the cumulative gains and losses previously recognized in shareholders’ equity are recognized in the income statement for the period under Financial income/Financial expenses.

Interest income and dividends on equity instruments are recognized in the income statement under Financial income when the Group is entitled to receive payment.

Available-for-sale financial assets in the form of participating interests in companies non-listed in an active market are measured at cost if their fair value cannot be determined.

Realized foreign exchange gains and losses are recognized in the income statement under Financial income/Financial expenses.

•	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity.

These investments are measured at amortized cost using the effective interest method.

Sanofi-aventis did not hold any such investments either during the six months ended June 30, 2005 or during the year ended December 31, 2004.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are non-listed in an active market. They are presented in current assets (under Other current assets – net in the case of loans and in the case of Accounts receivable) if they have a maturity of less than 12 months at the balance sheet date, and in Financial assets – non current if they have a maturity of more than 12 months. Loans and receivables are measured at amortized cost using the effective interest method.

Realized and unrealized foreign exchange gains and losses are recognized in the income statement under Financial income/Financial expenses.

B.7.2.  Derivative instruments

Derivative instruments not designated as hedges of operating transactions are initially and subsequently measured at fair value with changes in fair value recognized in the income statement, under Financial income/Financial expenses, in the period when they arise.

Derivative instruments qualifying as hedging instruments are measured in accordance with the hedge accounting requirements of IAS 39 (see Note B.7.4.).

B.7.3.  Impairment of financial assets

Indicators of impairment are reviewed for all financial assets at each reporting date. Such indicators include default in contractual payments, significant financial difficulties of the issuer or debtor, probability of bankruptcy, or prolonged or significant decline in quoted market price. An impairment loss is recognized in the income statement when there is objective evidence that an asset is impaired.

Impairment losses are measured and recognized as follows:

•

The impairment loss on loans and receivables and on held-to-maturity investments, which are measured at amortized cost, is the difference between the carrying amount of the asset and the present value of its estimated future cash flows discounted using the effective interest rate method.

•

When an impairment loss is identified on an available-for-sale financial asset, the cumulative losses previously recognized directly in shareholders’ equity are recorded in the income statement. The impairment loss is the difference between the acquisition cost (net of principal repayments and amortization) and the fair value at the time of impairment, less any impairment losses previously recognized in the income statement.

•

The impairment loss on investments in non-listed companies in an active market and are measured at cost is the difference between the carrying amount of the investment and the present value of its estimated future cash flows discounted at the current market rate of return for similar financial assets.

Impairment losses on financial assets are recognized under Financial expenses.

Impairment losses on investments in companies that are non-listed in an active market and are measured at cost, and on equity instruments classified as available-for-sale financial assets, cannot be reversed.

B.7.4.  Hedging

Hedging involves the use of derivative financial instruments. Changes in the fair value of these instruments are intended to offset the exposure of the hedged item to changes in fair value.

As part of its overall interest rate risk and foreign exchange risk management policy, the Group enters into various transactions involving derivative instruments. Derivative instruments used in connection with the Group’s hedging policy may include forward exchange contracts, foreign currency options and interest rate swaps.

Derivative financial instruments qualify as hedging instruments for hedge accounting purposes when (a) at the inception of the hedge there is formal designation and documentation of the hedging relationship and of the risk management strategy and objective; (b) the hedge is expected to be highly effective in offsetting the risk; (c) the forecast transaction being hedged is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss; (d) the effectiveness of the hedge can be reliably measured; and (e) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the reporting periods for which the hedge was designated.

These criteria are applied when the Group uses derivative instruments designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.

•	Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or unrecognized firm commitment that could affect profit or loss.

Changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the income statement, under Other current operating income for hedges of operating activities and under Financial income/Financial expenses for hedges of investing or financing activities.

•	Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecast transaction, and that could affect profit or loss.

Changes in fair value of the hedging instrument attributable to the effective portion of the hedge are recognized in shareholders’ equity, under Items directly recognized in shareholders’ equity.

Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement under Other current operating income and expenses for hedges of operating activities, and under Financial income/Financial expenses for hedges of investing or financing activities.

Cumulative changes in fair value of the hedging instrument previously recognized in shareholders’ equity are transferred to the income statement when the hedged transaction affects profit or loss. These transferred gains and losses are recorded under Other current operating income and expenses for hedges of operating activities and Financial income/Financial expenses for hedges of investing or financing activities.

When a forecast transaction results in the recognition of a non-financial asset or liability, cumulative changes in the fair value of the hedging instrument previously recognized in shareholders’ equity are included in the initial measurement of the asset or liability.

•	Hedge of a net investment in a foreign entity

A hedge of a net investment in a foreign entity is accounted for in the same way as a cash flow hedge. Changes in fair value of the hedging instrument attributable to the effective portion of the hedge are recognized in shareholders’ equity, under Items directly recognized in shareholders’ equity. Changes in fair value attributable to the ineffective portion of the hedge are recognized in the income statement under Financial income/Financial expenses. When the investment in the foreign entity is sold, all changes in the fair value of the hedging instrument previously recognized in shareholders’ equity are transferred to the income statement under Financial income/Financial expenses.

Hedge accounting is discontinued when (a) the hedging instrument expires or is sold, terminated or exercised, or (b) the hedge no longer meets the criteria for hedge accounting, or (c) the Group revokes the hedge designation, or (d) management no longer expects the forecast transaction to occur.

When hedge accounting is discontinued, the cumulative gains or losses previously recognized in shareholders’ equity remain in shareholders’ equity, and are not transferred to the income statement until the forecast transaction actually occurs. However, when a forecast transaction is no longer expected to occur, the cumulative gains or losses previously recognized in shareholders’ equity are immediately recognized in the income statement.

B.7.5.  Financial liabilities

Financial liabilities are composed of bank borrowings and debt instruments. Bank borrowings and debt instruments are initially measured at fair value of the consideration received, net of directly attributable transaction costs.

Subsequently, they are measured at amortized cost using the effective interest rate method. All costs related to the issuance of borrowings or debt instruments, and all differences between the issue proceeds net of transaction costs and the value on redemption, are recognized under Financial expenses in the income statement over the term of the debt using the effective interest rate method.

B.7.6.  Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

The fair value of financial assets and liabilities that are traded in an active market is determined by reference to stock market prices at the reporting date in the case of participating interests and other investments, and by reference to market prices at the reporting date in the case of derivative instruments traded in an active market. The fair value of financial assets or liabilities that are not listed in an active market is based on various valuation methods and assumptions made by sanofi-aventis with reference to market conditions prevailing at the reporting date.

The use of assumptions requires management to make estimates that could affect the amounts measured and recognized for financial assets and financial liabilities. Actual results could differ from these estimates.

B.7.7.  Derecognition of financial instruments

Sanofi-aventis derecognizes financial assets when the contractual rights to cash flows from the asset have ended or have been transferred and when the Group has transferred substantially all risks and rewards of ownership. If the Group has neither transferred nor retained substantially all the risks and rewards of ownership, financial assets are derecognized if control is not retained.

Financial liabilities are derecognized when the Group’s contractual obligations are discharged or cancelled, or expired.

B.8.     Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is calculated using the weighted average cost method or the first-in, first-out method, depending on the nature of the inventory.

The cost of finished goods inventories includes costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

B.9.     Cash and cash equivalents

Cash and cash equivalents as shown in the statement of cash flows comprise all liquid assets, including petty cash, bank accounts and short-term deposits with an original maturity of less than three months.

Liquid assets include those held by captive insurance and reinsurance companies.

B.10.     Treasury shares

In accordance with IAS 32, sanofi-aventis treasury shares are deducted from shareholders’ equity irrespective of the purpose for which they are held. No gain or loss is recognized in the income statement on the purchase, sale, issuance, impairment or cancellation of treasury shares.

B.11.     Provisions for risks

In accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), sanofi-aventis records a provision where it has a present obligation, whether legal or constructive, as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the outflow of resources.

Contingent liabilities are not recognized, but are disclosed in the notes to the financial statements unless the possibility of an outflow of economic resources is remote.

Provisions are estimated on the basis of actual events and circumstances and past experience, and of management’s best estimate of the expenditures required to settle the obligation at the balance sheet date.

Reimbursements offsetting the probable outflow of resources are recognized as assets only if it is virtually certain that they will be received. Contingent assets are not recognized.

Restructuring provisions are recognized if the Group has a detailed, formal restructuring plan and has announced its intention to implement this plan to those affected by it.

No provisions are recorded for future operating losses.

Sanofi-aventis records long-term provisions for certain obligations, such as legal environmental obligations and litigations in which the Group will probably be held liable. Where the effect of the time value of money is material, these provisions are measured at the present value of the expenditures expected to be required to settle the obligation, calculated using a pre-tax discount rate that reflects an estimate of the time value of money and the risks specific to the obligation.

Increases in provisions to reflect the effects of the passage of time, and gains and losses arising from changes in the discount rate, are recognized in Financial income/Financial expenses.

B.12.     Revenues

Revenues arising from the sale of goods are presented in the income statement under Net sales. Sanofi-aventis’ net sales comprise revenues from the sale of pharmaceutical products, vaccines and active ingredients, net of sales returns, of customer incentives and customer discounts, and of certain pharmaceutical industry levies.

Net sales are recognized when all the following criteria are satisfied: the risks and rewards of ownership have been transferred to the customer; the Group retains no effective control over the goods sold; the amount of revenue and costs associated with the sale can be measured reliably; and it is probable that the economic benefits associated with the transaction will flow to the Group.

Discounts and rebates granted to customers and product returns, where they can be estimated with reasonable accuracy (based in particular on past experience and observation of trends in the relevant markets), are recorded simultaneously with the related sales.

Other revenues, mainly comprising royalty income under licensing agreements contracted in connection with ongoing operations, are presented under Other Revenues.

B.13.     Cost of sales

Cost of sales consists primarily of the industrial cost of goods sold, payments made under licensing agreements, and distribution costs.

B.14.     Research and development expenses

Internally generated research costs are expensed as incurred.

Internally generated pharmaceutical development costs are also expensed as incurred; they are not capitalized, because the criteria for capitalization are considered not to have been met until marketing approval for the related product has been obtained from the regulatory authorities.

Note B.4.1, Pharmaceutical research and development, describes the principles applied to the recognition of separately acquired research and development.

B.15.     Other current operating income

Other current operating income includes the share of profits that sanofi-aventis is entitled to receive from alliance partners, principally Procter & Gamble Pharmaceuticals, in respect of product marketing agreements (see Note C.2.). It also includes revenues generated under certain complex agreements, which may include partnership and co-promotion agreements.

Upfront payments are deferred for as long as a service obligation remains. Milestone payments are assessed on a case by case basis, and recognized in the income statement on delivery of the products and/or provision of the services in question. Revenue generated in connection with these services is recognized on the basis of delivery of the goods or provision of the services to the other contracting party.

This line also includes realized and unrealized foreign exchange gains and losses on operating activities (see Note B.7.4).

B.16.     Other current operating expenses

Other current operating expenses mainly comprise the share of profits that alliance partners are entitled to receive from sanofi-aventis under product marketing agreements.

B.17.     Amortization of intangibles

This line records amortization expense for all intangible assets other than software.

B.18.     Restructuring costs

Restructuring costs include all early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line.

B.19.     Impairment of property, plant and equipment and intangibles

This line includes all impairment losses (net of any reversals) on property, plant and equipment and intangibles, including goodwill.

B.20.     Other operating income and expenses

Other operating income and expenses mainly comprise costs and provisions related to material litigation, and gains and losses on disposals of property, plant and equipment and intangible assets.

B.21.     Financial income/expenses

B.21.1.  Financial expenses

Financial expenses mainly comprise interest charges on debt financing, negative changes in the fair value of financial instruments (where changes in fair value are taken to the income statement), realized and unrealized foreign exchange losses on financing and investing activities, and impairment losses (net of any reversals) on financial instruments.

Financial expenses also include the expense arising from the unwinding of discount on long-term provisions.

This line does not include commercial discounts, which are deducted from net sales.

B.21.2.  Financial income

Financial income includes interest and dividend income, positive changes in the fair value of financial instruments (where changes in fair value are taken to the income statement), realized and unrealized foreign exchange gains on financing and investing activities, and gains or losses on disposals of financial assets.

B.22.     Income tax expense

Income tax expense includes all current and deferred taxes of consolidated companies.

For the purposes of the interim financial statements, consolidated income tax expense was determined by applying the estimated effective tax rate for the full year to Income before tax and associates.

The estimated effective tax rate for the full year was determined on the basis of forecast income tax expense for the year in the light of full-year earnings projections.

Deferred taxes are not discounted, except implicitly in the case of deferred taxes on assets and liabilities which are themselves discounted.

B.23.     Employee benefit obligations

Sanofi-aventis offers retirement benefits to employees and retirees of the Group. These benefits are accounted for in accordance with IAS 19 (Employee Benefits).

These benefits are in the form of either defined-contribution plans or defined-benefit plans.

In the case of defined-contribution plans, the contributions paid by sanofi-aventis are expensed in the period in which they occur, and no actuarial estimate is performed.

In the case of defined-benefit plans, sanofi-aventis recognizes its obligations to employees as a liability, based on an actuarial estimate of the potential rights vested in employees and retirees using the projected unit credit method net of the estimated value of plan assets.

These estimates are performed annually, and rely on assumptions about mortality, employee turnover, and salary increases. The estimated obligation is discounted.

Obligations in respect of other post-employment benefits (healthcare and life insurance) offered by Group companies to employees are also recognized as a liability, based on an actuarial estimate of the potential rights vested in employees and retirees at the balance sheet date.

Actuarial gains and losses, arising from the effects of changes in actuarial assumptions and from experience adjustments, are recognized in the income statement using the corridor method. Under this method, actuarial gains and losses equal to less than 10% of the greater of the amount of the future obligation or the fair value of plan assets are not recognized. Actuarial gains and losses above this 10% threshold are recognized in the income statement over the expected remaining working lives of the employees.

For the transition to IFRS as of January 1, 2004, all actuarial gains and losses of former Sanofi-Synthélabo companies were recognized in shareholders’ equity under the option offered by IFRS 1 (First-Time Adoption of International Financial Reporting Standards). Actuarial gains and losses of former Aventis companies were included in the fair value of social liabilities assumed at the date of acquisition (August 20, 2004).

B.24.     Share-based payment

Sanofi-aventis has granted a number of equity-settled share-based payment plans (stock option plans) to some of its employees.

In accordance with IFRS 2 (Share-Based Payment), services received from employees as consideration for stock options are recognized as an expense in the income statement, with the matching entry recognized in shareholders’ equity. The expense corresponds to the fair value of the stock option plans, and is charged to income on a straight line basis over the vesting period of the plan (the 3-year or 4-year period during which grantees cannot exercise their options).

The fair value of stock option plans is measured at the grant date using the Black & Scholes valuation model, taking into account the expected life and cancellation rate of the options. This initial measurement is not subsequently adjusted except where an adjustment is required to reflect the actual cancellation rate and the effect of this adjustment is material.

Sanofi-aventis has elected to use the IFRS 1 exemption authorizing retrospective application of IFRS 2 to all stock option plans not wholly vested at the reporting date provided that the fair value of these stock option plans has been previously disclosed. The benefit cost recognized under IFRS at the balance sheet date therefore relates to stock option plans granted since 2000 by sanofi-aventis (formerly Sanofi-Synthélabo), and to former Aventis group plans for which rights vested during the reporting period.

B.25.     Earnings per share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the reporting period, adjusted on a time-weighted basis from the acquisition date to reflect the number of sanofi-aventis shares held by the Group and acquired in the light of market conditions.

Diluted earnings per share is calculated using the weighted average number of ordinary shares, calculated on the assumption that (a) all outstanding dilutive options and warrants are exercised and (b) the Group acquires its own shares at quoted market price for an amount equivalent to the cash received as consideration for the exercise of the options or warrants, plus the expense arising on unamortized stock options.

In the event of a stock split or bonus issue of shares, earnings per share for prior periods is adjusted accordingly.

B.26.     Segment reporting

In accordance with IAS 14 (Segment Reporting), sanofi-aventis reports information by business segment and geographical segment.

The primary level of segment reporting used by sanofi-aventis is the business segment.

A business segment is a distinguishable component of the Group that is engaged in providing a group of related products and services and is subject to different risks and returns from those of other business segments. Sanofi-aventis has two business segments: pharmaceuticals and human vaccines.

The secondary level of segment reporting used by sanofi-aventis is the geographical segment. A geographical segment is a distinguishable component of the Group that is engaged in providing a group of related products and services within a particular economic environment and is subject to different risks and returns from those of components operating in other economic environments. Sanofi-aventis has three geographical segments: Europe, the United States of America, and Other Countries.

The split between these segments is based on the Group’s organizational and management structure, and on indicators used for internal management reporting purposes.

C.        ALLIANCES

C.1.     Alliance agreements with Bristol-Myers Squibb (BMS)

Two of the Group’s leading products were jointly developed with BMS: the anti-hypertensive agent irbesartan (Aprovel®/Avapro®/Karvea®) and the atherothrombosis treatment clopidogrel (Plavix®/Iscover®).

As inventor of the two molecules, sanofi-aventis is paid a royalty on all sales generated by these products. This royalty is recorded in Other revenues.

As co-developers of the products, sanofi-aventis and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for marketing the products using their local distribution networks, composed of the affiliates of both groups. These licensees operate in two separate territories: (i) Europe, Africa and Asia, under the operational management of sanofi-aventis; and (ii) other countries (excluding Japan), under the operational management of BMS. In Japan, sanofi-aventis has granted a license for irbesartan to BMS and Shionogi, a Japanese pharmaceutical company. The alliance agreement does not cover the distribution of Plavix® in Japan.

The products are marketed in different ways in different countries.

Co-promotion consists of a pooling of sales resources under a single brand name, and is preferably achieved through contracts or through appropriate tax-transparent legal entities. Each partner records directly its share of taxable income.

Co-marketing consists of separate marketing of the products by each local affiliate using its own name and resources under different brand names for the product.

In certain countries of Eastern Europe, Africa, Asia, Latin America and the Middle East, the products are marketed on an exclusive basis, either by sanofi-aventis or by BMS.

In the territory managed by sanofi-aventis, operations are recognized by the Group as follows:

(i)

In most countries of Western Europe and Asia for clopidogrel (Plavix®/Iscover®) (excluding Japan), co-promotion is used for both products. The legal entities used are partnerships (sociétés en participation) or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. Sanofi-aventis recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of profits reverting to BMS subsidiaries is shown in Minority interests in the income statement, with no tax effect (because BMS receives a pre-tax share of profits).

(ii)

In Germany, Spain and Greece, and in Italy for irbesartan (Aprovel®/Avapro®/ Karvea®) only, co-marketing is used for both products, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii)	In Eastern Europe, Africa, Asia and the Middle East, where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations.

In the territory managed by BMS, operations are recognized by the Group as follows:

(i)

Co-promotion is used in the United States of America and Canada through entities that are majority-owned by and under the operational management of BMS. Sanofi-aventis does not recognize revenues; rather, it invoices the entity for its promotion expenses, records its royalty income in Other revenues, and records its share of profits (net of tax) in Share of profit/loss of associates.

(ii)	In Brazil, Mexico, Argentina, Colombia for clopidogrel (Plavix®/Iscover®) and Australia, co-marketing is used, and sanofi-aventis recognizes revenues and expenses generated by its own operations.

(iii)	In certain other Latin American countries, where the products are marketed exclusively by sanofi-aventis, the Group recognizes revenues and expenses generated by its own operations.

C.2.     Alliance agreements with Procter & Gamble Pharmaceuticals

Actonel® (risedronate sodium) is a new-generation biphosphonate indicated for the treatment and prevention of osteoporosis. Actonel® is developed and marketed in collaboration with Procter & Gamble Pharmaceuticals (P&G) under an agreement signed in April 1997. This agreement covers the worldwide development and marketing of the product except for Japan, which is not included in the alliance and is covered by a separate marketing agreement.

On October 8, 2004, sanofi-aventis and P&G announced that they had signed an agreement to maintain the collaboration on Actonel®. A formal joint commitment was made on research and development and marketing efforts for Actonel®. In addition, P&G may jointly market Actonel® with sanofi-aventis in some additional territories.

Local marketing arrangements may take various forms:

•

Co-promotion, whereby sales resources are pooled but only one of the two partners invoices product sales. Co-promotion is carried out under contractual agreements and is not based on any specific legal entity. P&G sells the product and incurs all the related costs in the following countries: United States of America, Canada, France, Germany, Belgium, the Netherlands and Luxembourg. Sanofi-aventis recognizes its share of revenues under the agreement in the operating income-current, in Other current operating income. In the United Kingdom and Ireland, sanofi-aventis sells the product, and recognizes all the revenues from sales of the product along with the corresponding expenses.

•

Co-marketing, which applies only in Italy, whereby each partner sells the product in the country under its own name, and recognizes all revenue and expenses from its own operations in its income statement.

•

In all other territories, sanofi-aventis has exclusive rights to sell the product. The Group recognizes all revenue and expenses from its own operations in its income statement, but in return for these exclusive rights pays P&G a royalty based on actual sales. This royalty is recognized in Cost of sales.

C.3.     Alliance agreements with Organon

The alliance with Organon, a subsidiary of Akzo Nobel, defined by the agreement of June 28, 2000, governed the arrangements for the marketing of Arixtra® and for the sharing of profits worldwide. Arixtra® was launched in America and Europe in 2002.

On January 7, 2004, the Group reached agreement with Organon to acquire all Organon’s rights relating to Arixtra®, idraparinux and other oligosaccharides, together with the interests held by Organon in the related joint ventures. From January 1, 2004 to August 31, 2004, sanofi-aventis fully consolidated all territories.

Under these agreements, sanofi-aventis made payments to Organon based primarily on future sales, and took over all ongoing research and development programs.

As regards Europe and the rest of the world (excluding Japan), the acquisition from Organon on January 7, 2004 terminated the exclusive marketing license. This agreement did not alter the arrangements for payments to Organon.

In connection with its offer for Aventis, on September 1, 2004 the Group sold its worldwide rights to Arixtra® and Fraxiparine® and the related assets to the GlaxoSmithKline group (GSK). With effect from that date, sanofi-aventis no longer recognizes transactions relating to these products.

C.4.     Alliance agreements with Pfizer

Sanofi-aventis and Pfizer have contracted a worldwide alliance to develop, manufacture and market Exubera®, an inhalation device for recombinant human insulin. The global alliance agreement contains a change of control clause, which has been activated by Pfizer; this decision has been contested by sanofi-aventis (see Note 17.d). If Pfizer’s stance is upheld, this clause would entitle Pfizer either to sell its interest in the Exubera® alliance to sanofi-aventis, or to acquire the interest held by sanofi-aventis in the alliance, in both cases at fair value.

Diabel, the company which produces Exubera®, is accounted for by the equity method in the sanofi-aventis consolidated financial statements.

D.        DETAILED NOTES TO THE FINANCIAL STATEMENTS

D.1.     Business combination – Acquisition of Aventis in 2004

D.1.1.  General description

On August 20, 2004, sanofi-aventis acquired Aventis, a global pharmaceutical group created in 1999 by the merger between Rhône-Poulenc and Hoechst.

The activities of the former Aventis group consisted of the discovery, development, manufacture and marketing of prescription drugs and vaccines to protect and improve health. The main products developed by the former Aventis group are used in treatments to combat breast and lung cancer, thrombosis, seasonal allergies, diabetes and hypertension. At the time of the acquisition, the former Aventis group was a world leader in vaccines.

As part of the process of creating the new Group, the two former parent companies – Sanofi-Synthélabo (renamed sanofi-aventis) and Aventis – were merged on December 31, 2004.

The financial statements of the subsidiaries of the former Aventis group have been consolidated with those of sanofi-aventis with effect from August 20, 2004, and the accounting policies and presentation applied by Aventis have been brought into line with those applied by sanofi-aventis.

Proforma income statements for the six months to June 30, 2004 and June 30, 2005 in accordance with IFRS have been prepared for comparative purposes, and are presented in Note D.1.3.

The pro forma income statement for the year to December 31, 2004 is included in the Form 20-F for that year.

D.1.2.  Description of the transaction

The total purchase price as measured under IFRS 3 (Business Combinations) was €52,908 million.

The purchase price was split as follows:

•	Portion of price settled in cash: €15,894 million

•	Portion of price settled in shares: €37,014 million

The portion of the price settled in shares corresponds to the issuance of 651,208,974 sanofi-aventis shares at an average value of €55.69 per share, plus the fair value of former Aventis group stock option plans vested or exercisable at August 20, 2004, estimated at €746 million.

A detailed analysis of the purchase price under French GAAP is provided in the Form 20-F for the year to December 31, 2004 (Item 18, Note D.1). The difference between the purchase price under French GAAP (€52,139 million, including €1,124 million arising from the merger of Aventis into sanofi-aventis on December 23, 2004) and the purchase price under IFRS (€52,908 million) corresponds to the fair value of the former Aventis stock option plans (€746 million) and the tax savings arising on the costs charged against the purchase price under French GAAP (€23 million).

Sanofi-aventis has reviewed certain aspects of the allocation of the purchase price of Aventis within the 12-month period allowed under IFRS 3 for the final determination and assignment of the fair values of identifiable assets, liabilities and contingent liabilities.

The impact of this review on the acquired net assets of the former Aventis group is as follows:

(€ million, net amounts)	Fair value at	Fair value at
	August 20, 2004	August 20, 2004
	under IFRS	under IFRS
	(revised amounts	(amounts recognized
	at June 30, 2005)	at December 31, 2004)
Property, plant and equipment	4,444	4,438

In-process research and development	5,007	5,046

Amortizable intangible assets (average amortization period: 8 years)	31,279	32,469

Investments in associates	2,735	2,668

Other long-term investments	976	1,019

Goodwill	28,775	26,861

Inventories	3,186	3,210

Cash and cash equivalents	1,644	1,644

Provisions for risks	(5,789)	(4,873)

Long-term debt	(3,524)	(3,524)

Deferred taxes, net	(12,663)	(12,786)

Minority interests	(871)	(837)

Other assets and liabilities, net	(3,415)	(3,551)

Net assets acquired	51,784	51,784

• Goodwill arising on August 20, 2004 under IFRS	€28,775	million

• Goodwill arising on the December 23, 2004 merger under IFRS	€715	million

• Total goodwill arising on Aventis acquisition	€29,490	million

Goodwill arising on the acquisition of Aventis amounted to €29,490 million under IFRS, compared with €24,654 million under French GAAP (see Note E.2.1 item 10 for an analysis of the difference).

D.1.3.    Pro forma financial information

Proforma financial information is presented, for comparative purposes, as though the public offer and the transactions described below had taken place on January 1, 2004.

This pro forma financial information is not necessarily indicative of the future results of sanofi-aventis or of the financial condition of the combined entities that would have been achieved had the transactions described in the notes below been consummated on the dates used as the basis for the preparation of the sanofi-aventis proforma financial statements.

Sanofi-aventis pro forma income statements for the periods ended June 30, 2005 and 2004

	Pro forma to	Pro forma to
(€ million)	June 30, 2005	June 30, 2004
Net sales	13,104	12,196

Other revenues	548	507

Cost of sales	(3,418)	(3,379)

Gross profit	10,234	9,324

Research and development expenses	(1,902)	(1,909)

Selling and general expenses	(3,949)	(3,911)

Other current operating income	133	89

Other current operating expenses	(64)	(48)

Amortization of intangibles	(1,970)	(2,034)

Operating income – current	2,482	1,511

Restructuring costs	(638)	(99)

Impairment of property, plant & equipment and intangibles	(106)	-

Other operating income and expenses	7	194

Operating income	1,745	1,606

Financial expenses	(305)	(492)

Financial income	100	99

Income before tax and associates	1,540	1,213

Income tax expense	(332)	(207)

Share of profit/loss of associates	227	192

Net income before minority interests	1,435	1,198

Minority interests	(158)	(130)

Net income	1,277	1,068

Notes to pro forma financial information

The income statement effect (net of tax) on consolidated entities and associates of the workdown of inventories remeasured at fair value at the time of the acquisition has not been reflected in the pro forma income statements for the six months ended June 30, 2005 and June 30, 2004.

The following adjustments have been made in preparing the pro forma income statement for the six months ended June 30, 2004:

-	Reclassification of the following items in the Aventis historical financial statements to conform with sanofi-aventis accounting practices:

•	amounts recognized for the amortization and impairment of intangible assets;

•	net gains on disposals of intangible assets;

•	revenues and expenses related to co-promotion operations.

-	Recognition ahead of the actual transaction date of the divestments of Aventis Behring to CSL, of Arixtra® and Fraxiparine® to GlaxoSmithKline, and of Campto® to Pfizer:

•	deconsolidation from the income statement of the operations and products involved, including amortization charged against the associated intangible assets;

•	recognition of the interest income arising on the sale proceeds, calculated on the basis of the price received on signature of the agreement at an effective annual interest rate of 3.6%;

•	elimination of net gains on the divestments that took place in the first half of 2004.

-	Other adjustments made in calculating 2004 first-half pro forma net income:

•	recognition of charges for the amortization of intangible and tangible assets identified in the purchase price allocation, computed over the useful lives of the assets in question;

•	elimination of historical amortization of actuarial gains and losses following recognition of employee benefits at fair value;

•	recognition of interest expense on the financing of the Aventis acquisition, calculated at an effective annual interest rate of 3.6%;

•	translation of foreign-currency items at the average exchange rate for the period in question;

•	recognition of deferred tax effects on the above adjustments.

D.2.    Effect of other changes in the scope of consolidation

Significant changes in the first half of 2005:

Acquisitions

There were no significant acquisitions in the six months to June 30, 2005.

Divestments

The two main divestments in the six months to June 30, 2005 were:

•	divestment on March 31, 2005 of PharmaServ Marburg, a German subsidiary 67% owned by the Group as of December 31, 2004;

•	divestment on March 31, 2005 of Dogu Ilac Veteriner Urunleri As, a Turkish subsidiary 100% owned by the Group.

D.3.  Property, plant and equipment

The table below shows a breakdown of property, plant and equipment (including assets held under finance leases) as of June 30, 2005, December 31, 2004 and January 1, 2004:

(€ million)					Property, plant
			Plant &	Fixtures,	and equipment
	Land	Buildings	equipment	fittings & other	in process	Total
Gross value at January 1, 2004	50	692	1,334	373	205	2,654

Impact of Aventis acquisition	247	1,442	1,814	167	776	4,446
Acquisitions and other increases	5	22	123	42	524	716
Disposals and other decreases	(12)	(79)	(130)	(32)	(24)	(277)
Translation differences	(3)	(47)	(49)	(3)	(20)	(122)
Transfers	-	129	275	24	(452)	(24)

Gross value at December 31, 2004	287	2,159	3,367	571	1,009	7,393

Changes in scope of consolidation	(4)	(111)	(75)	(1)	(1)	(192)
Acquisitions and other increases	2	17	25	16	313	373
Disposals and other decreases	(22)	(45)	(115)	(23)	-	(205)
Translation differences	8	139	108	37	35	327
Transfers	(2)	119	65	219	(352)	49

Gross value at June 30, 2005	269	2,278	3,375	819	1,004	7,745

Accumulated depreciation and impairment at January 1, 2004	-	(183)	(788)	(235)	-	(1,206)

Depreciation expense and impairment losses	-	(101)	(250)	(56)	(3)	(410)
Disposals, reversals of depreciation	-	29	52	23	-	104
Translation differences	-	-	(2)	2	-	-
Transfers	-	(9)	10	10	-	11

Accumulated depreciation and impairment at December 31, 2004	-	(264)	(978)	(256)	(3)	(1,501)

Changes in scope of consolidation	-	65	67	-	-	132
Depreciation expense	-	(77)	(219)	(62)	-	(358)
Impairment losses	-	(6)	(1)	-	-	(7)
Disposals, reversals of depreciation	-	37	109	17	-	163
Translation differences	(3)	(55)	(66)	(23)	-	(147)
Transfers	(24)	(4)	87	(110)	1	(50)

Accumulated depreciation and impairment at June 30, 2005	(27)	(304)	(1,001)	(434)	(2)	(1,768)

Net book value: January 1, 2004	50	509	546	138	205	1,448

Net book value: December 31, 2004	287	1,895	2,389	315	1,006	5,892

Net book value: June 30, 2005	242	1,974	2,374	385	1,002	5,977

There were no significant disposals during the six months to June 30, 2005.

D.4.    Intangible assets

The table below shows a breakdown of intangible assets and goodwill as of June 30, 2005, December 31, 2004 and January 1, 2004:

(€ million)		Acquired	Patents, licenses		Total
	Trademarks	Aventis R&D	and other rights	Software	intangible assets	Goodwill
Gross value at January 1, 2004	66	-	1,128	171	1,365	148

Impact of Aventis acquisition	200	5,007	30,714	364	36,285	29,490
Acquisitions and other increases	-	-	346	47	393	16
Disposals and other decreases	-	-	(735)	(110)	(845)	(14)
Translation differences	(1)	(259)	(1,657)	(13)	(1,930)	(1,276)
Transfers	-	(441)	458	7	24	-

Gross value at December 31, 2004	265	4,307	30,254	466	35,292	28,364

Changes in scope of consolidation	-	-	(2)	(3)	(5)	-
Acquisitions and other increases	-	-	10	29	39	-
Disposals and other decreases	-	-	(5)	(13)	(18)	-
Translation differences	5	248	2,112	37	2,402	1,545
Transfers	-	(650)	653	(1)	2	-

Gross value at June 30, 2005	270	3,905	33,022	515	37,712	29,909

Accumulated amortization and impairment at January 1, 2004	(29)	-	(308)	(103)	(440)	(24)

Amortization expense and impairment losses	(14)	(71)	(1,567)	(77)	(1,729)	-
Disposals, reversals of amortization	-	-	29	2	31	-
Translation differences	1	-	73	1	75	(2)

Accumulated amortization and impairment at December 31, 2004	(42)	(71)	(1,773)	(177)	(2,063)	(26)

Changes in scope of consolidation	-	-	2	2	4	-
Amortization expense	(13)	-	(1,955)	(66)	(2,034)	-
Impairment losses	-	(59)	(44)	-	(103)	-
Disposals, reversals of amortization	-	-	3	12	15	-
Translation differences	(3)	(3)	(223)	(27)	(256)	-
Transfers	-	-	1	(6)	(5)	-

Accumulated depreciation and impairment at June 30, 2005	(58)	(133)	(3,989)	(262)	(4,442)	(26)

Net book value: January 1, 2004	37	-	820	68	925	124

Net book value: December 31, 2004	223	4,236	28,481	289	33,229	28,338

Net book value: June 30, 2005	212	3,772	29,033	253	33,270	29,883

Patents, licenses and other rights comprise:

•	rights to products marketed by the Group, mainly acquired in the Aventis acquisition;

•

rights to pharmaceutical products, payments relating to license agreements, payments relating to access to technology or to databases, and payments made to purchase generics files, once these intangible assets are available for use (in most cases, when regulatory approval to market the product has been obtained).

Rights to marketed products and goodwill arising on the Aventis acquisition were allocated on the basis of the split of the Group’s operations into business and geographical segments, and valued in the currency of the relevant geographical segment (mainly euros and US dollars) with assistance from independent valuers.

Amortization of intangible assets is recognized in the income statement under Amortization of intangibles except for amortization of software, which is recognized on the relevant line of the income statement according to the purpose for which the software is used.

D.5.  Impairment of property, plant and equipment and intangibles

Assets that generate separate cash flows, and assets included in cash-generating units (CGUs), are assessed for impairment in accordance with IAS 36 when events or changes in circumstances indicate that the asset or CGU may be impaired.

Intangible assets not yet available for use (such as capitalized in-process research and development) and goodwill are tested for impairment annually whether or not there is any indication of impairment, and whenever events or circumstances indicate that impairment might exist.

Goodwill was allocated to segmental CGUs at June 30, 2005 and December 31, 2004 as follows.

(€ million)	June 30, 2005			December 31, 2004
	Pharma- ceuticals	Vaccines	Total	Pharma- ceuticals	Vaccines	Total
Europe	12,322	-	12,322	12,322	-	12,322
United States of America	12,507	565	13,072	11,103	502	11,605
Other countries	4,309	180	4,489	4,232	179	4,411

Total	29,138	745	29,883	27,657	681	28,338

The recoverable amount of segmental CGUs is determined on the basis of value in use, as derived from discounted estimates of the future cash flows from each CGU.

The following assumptions were used in preparing these cash flow estimates:

	Pharmaceuticals	Vaccines
Operating margin	32% - 41%	29% - 37%
Perpetual growth rate	1.8% - 3.6%	3% - 5%
Discount rate	10%	11%

Some of the assumptions were determined with the assistance of independent valuers in connection with the Aventis acquisition.

•	The operating margin used is the weighted average of the operating margins for each business segment. A 20-year cash flow projection period is used.

•	The perpetual growth rate is an average rate by business segment and geographical area.

•	The discount rate is the average for all geographical areas within a single business segment.

No impairment losses have been recognized against goodwill.

Certain intangible assets for which indicators of potential impairment had been identified during the first half of 2005 were tested for impairment.

The results of these tests have led the Group to recognize pre-tax impairment losses of €103 million against intangible assets.

D.6. Investments	in associates, including advances

Investments in associates (including advances) at June 30, 2005 and December 31, 2004 are as follows:

	%
(€ million)	interest at June 30, 2005	June 30, 2005	December 31, 2004
Sanofi Pasteur MSD	50	594	608

Merial	50	1,426	1,295

Wacker-Chemie (1)	44	402	400

InfraServ Hoechst	30	92	95

Diabel	50	142	151

Joint ventures with Bristol-Myers Squibb	50	178	160

Financière des Laboratoires de Cosmétologie Yves Rocher	39	80	126

Other investments and advances		95	96

Total		3,009	2,931

(1)	See Note D26.3

Associates consist of companies over which sanofi-aventis exercises significant influence, and joint ventures. With effect from January 1, 2005, sanofi-aventis has accounted for joint ventures by the equity method (i.e. as associates), having elected for the alternative treatment allowed under IAS 31 (Interests in Joint Ventures) on first-time adoption of IFRS.

Under the terms of the agreement with Bristol-Myers Squibb (BMS), companies majority owned by BMS are accounted for as associates in the balance sheet, with sanofi-aventis’ share of their net assets recorded in Investments in associates.

On June 2005, the two shareholders of Wacker-Chemie, Hoechst AG and Wacker Familiengesellschaft (a family holding company), have agreed an out-of-court settlement of the dispute between the two parties. Under the terms of the settlement, the family holding company agreed to increase its interest in Wacker-Chemie by 4.7%, reducing the interest held by Hoechst AG in the Wacker group to 44.3%.

On August 5, 2005, sanofi-aventis sold its remaining interest in Wacker-Chemie (see Note D.26.3, Post Balance Sheet Events).

D.7.  Financial assets – non-current

The main items included in Financial assets – non-current are:

(€ million)	June 30, 2005	December 31, 2004
Available-for-sale assets	751	469

Long-term loans & advances and other financial assets	566	501

Total carrying amount	1,317	970

Equity investments classified as available-for-sale assets at June 30, 2005 include:

•	a 15.31% interest in Rhodia (€138 million);

•	a 13.66% interest in ProStrakan (€39 million), arising from the August 2004 merger of Strakan with Proskelia, a research company 37.5% owned by Aventis;

•	an interest in Millennium Inc. (€35 million), a company with which sanofi-aventis has a research collaboration agreement;

•	interests in companies with which sanofi-aventis has collaboration agreements in research and development, including IDM (€7 million);

•	interests in research and development companies such as Transkaryotic Therapies (€66 million), Introgen (€27 million) and Proteome Science Plc (€26 million).

The net unrealized gain on available-for-sale financial assets recognized directly in shareholders’ equity for the six months to June 30, 2005 was €1 million.

Available-for-sale financial assets also include equity investments in companies non-listed in an active market. The carrying amount of these investments was €75 million at June 30, 2005, against €65 million at December 31, 2004.

D.8.   Inventories

Inventories as of June 30, 2005 and December 31, 2004 comprise:

	June 30, 2005			December 31, 2004
(€ million)	Gross	Depreciation	Net	Gross	Depreciation	Net
Raw materials	817	(32)	785	645	-	645

Work in process	1,829	(44)	1,785	1,758	-	1,758

Finished goods	768	(24)	744	699	(70)	629

Total	3,414	(100)	3,314	3,102	(70)	3,032

Given the diversity of the activities carried on by the Group, some products sold within the Group and to third parties may be classified alternatively as raw materials, work in process or finished goods, depending on the circumstances. The inventory split shown above uses the classifications adopted by the subsidiary holding the inventory.

Inventories held by Aventis were recognized on the acquisition date at fair value, which differed from production cost (see note D.1.2 on the acquisition of Aventis). At June 30, 2005, the residual valuation difference was €155 million (€409 million at December 31, 2004).

The impact of inventory impairment provisions on the income statement is as follows:

(€ million)	June 30, 2005	June 30, 2004
Depreciation charged to income statement	(93)	(31)

Reversals of depreciation	65	52

D.9.   Accounts receivable

Some former Aventis group companies regularly transfer trade receivables under programs set up in Europe and Japan.

The European program ended in February 2005. Only the Japanese program remained in place at June 30, 2005. Proceeds from sales of receivables transferred under this program amounted to €213 million at June 30, 2005, against €479 million for both programs combined at December 31, 2004.

D.10.    Other current assets

Other current assets at June 30, 2005 and December 31, 2004 break down as follows:

(€ million)	June 30, 2005	December 31, 2004
Taxes recoverable	992	1,084

Other receivables	929	637

Prepaid expenses	303	268

Total (net)	2,224	1,989

D.11.    Financial assets – current

Financial assets – current at June 30, 2005 and December 31, 2004 comprise:

(€ million)	June 30, 2005	December 31, 2004
Interest rate derivatives measured at fair value	30	34

Currency derivatives measured at fair value	387	540

Other short-term financial assets	46	74

Total (net)	463	648

D.12.    Cash and cash equivalents

(€ million)	June 30, 2005	December 31, 2004
Cash	1,465	1,533

Cash equivalents	799	307

Cash and cash equivalents	2,264	1,840

D.13.    Shareholders’ equity

D.13.1.    Share capital

The share capital of €2,792,397,072 consists of 1,396,198,536 shares with a par value of €2.

Treasury shares held by sanofi-aventis are as follows:

Date	Number of shares	%
June 30, 2005	59,539,474	4.26%

December 31, 2004	77,207,485	5.47%

January 1, 2004	49,990,262	6.82%

Treasury shares are deducted from shareholders’ equity. Gains and losses on disposals of treasury shares are taken directly to shareholders’ equity and are not recognized in net income for the period.

D.13.2.    Adjustments to shareholders’ equity related to the Sanofi/Synthélabo merger

As a result of the merger between Sanofi and Synthélabo, an adjustment of €27 million was made to shareholders’ equity at December 31, 2004, relating mainly to the settlement of tax litigation, primarily in Europe and the United States of America.

D.13.3.    Repurchase of sanofi-aventis shares

The General Meeting of sanofi-aventis shareholders of May 31, 2005 authorized a share repurchase program for a period of 18 months.

During the six months to June 30, 2005, sanofi-aventis did not repurchase any of its own shares under the programs authorized by the General Meetings of June 23, 2004 and May 31, 2005.

D.13.4.    Reduction in share capital

The Board of Directors’ meeting of May 31, 2005, decided to cancel 16,234,385 shares representing 1.15% of the share capital.

D.13.5.    Cumulative translation differences

Cumulative translation differences at December 31, 2004 and June 30, 2005 break down as follows:

(€ million)	June 30, 2005	December 31, 2004
Attributable to sanofi-aventis	597	(2,813)

Associates	42	(112)

Total	639	(2,925)

On first-time adoption of IFRS as of January 1, 2004, all cumulative translation differences for all foreign operations of the Sanofi-Synthélabo group were eliminated through shareholders’ equity, having been deemed to be zero at the IFRS transition date. Cumulative translation differences previously recorded in the Aventis balance sheet were eliminated as of the date of the acquisition.

The movement in cumulative translation differences during the period was primarily due to the effect of changes in the US dollar exchange rate on intangible assets, goodwill and deferred taxes.

D.13.6.    Items recognized directly in shareholders’ equity

Movements in items recognized directly in shareholders’ equity in the periods to June 30, 2005 and December 31, 2004 were as follows:

(€ million)	June 30, 2005	December 31, 2004
Balance, beginning of period	139	70

Available-for-sale financial assets:

• Gains/losses on fair value remeasurement	(2)	94

• Deferred taxes on these gains/losses	-	(19)

Derivatives designated as hedging instruments:

• Gains/losses on fair value remeasurement	(155)	(10)

• Deferred taxes on these gains/losses	54	4

Balance, end of period	36	139

D.13.7.   Share-based payment

Stock option plans and share warrants

a)    Assumption by sanofi-aventis of the obligations of Aventis

Stock subscription option plans

With effect from December 31, 2004, sanofi-aventis has substituted for Aventis in all the rights and obligations of the issuer in respect of stock subscription options granted to employees and former corporate officers of Aventis and of related companies (as defined in article L.225-180 of the Commercial Code) and not exercised as of that date.

With effect from December 31, 2004, stock subscription options granted by Aventis and not yet exercised may be exercised in sanofi-aventis shares on the same terms, subject to the adjustments described below. The number and subscription price of the optioned shares have been adjusted to reflect the share exchange ratio applicable to Aventis shareholders, subject to possible further adjustment in the event of future capital transactions. The new terms for the exercise of options, subject to future financial adjustments, are as follows:

-

The number of sanofi-aventis shares for which each grantee may subscribe under a given stock option plan equals the number of Aventis shares to which the grantee may subscribe under that plan multiplied by the exchange ratio applicable to the shareholders (i.e. 27/23), rounded down to the nearest whole number.

-

The subscription price per sanofi-aventis share equals the subscription price per Aventis share divided by the exchange ratio applicable to the shareholders (i.e. 27/23), rounded down to the nearest euro cent.

Stock purchase option plans

In the case of stock option plans issued by Aventis Inc. and Hoechst AG entitling the grantees to purchase Aventis shares, the plan regulations have been amended in accordance with the principles described above so as to enable the grantees to purchase sanofi-aventis shares. The other terms of exercise are unchanged.

Share warrants

Under two capital increases reserved for Aventis Group employees belonging to the Aventis Group employee savings plan, carried out in September 2002 (“Plan Horizon 2002”) and December 2003 (“Plan Horizon 2003”), Aventis issued, to certain German employees of the Aventis Group, shares accompanied by warrants giving entitlement to subscribe for Aventis shares. These shares with warrants attached were subscribed for on behalf of these employees by two dedicated mutual funds, “Aventis Deutschland 2002” and “Aventis Deutschland 2003”.

Sanofi-aventis owns the share warrants issued in 2002 and 2003, having acquired them as part of the public offer for Aventis.

The number of sanofi-aventis shares to which sanofi-aventis can claim entitlement has been computed by applying the exchange ratio of 27 sanofi-aventis shares for 23 Aventis shares. The share warrants issued in 2002 give entitlement to subscribe for a maximum of 108,812 sanofi-aventis shares, and the share warrants issued in 2003 give entitlement to subscribe for a maximum of 193,174 sanofi-aventis shares.

b)    Description of stock option plans

New 2005 stock subscription option plan granted by sanofi-aventis

On May 31, 2005, the Board of Directors of sanofi-aventis granted 15,223,505 stock subscription options at an exercise price of €70.38 per share.

The vesting period is 4 years and the plan expires on May 31, 2015.

Stock purchase option plans

Sanofi and Synthélabo awarded several stock option plans which allow grantees to purchase a fixed number of shares at a pre-determined price over a specified period. Options generally vest over two to five years from the date of grant and expire seven to twenty years from the date of grant. Shares acquired under these plans generally may not be disposed of prior to the fifth anniversary of the date of grant.

The stock option plans allowing grantees to purchase shares in Aventis Inc. (formerly Rhône-Poulenc Rorer Inc.) and issued by that company were bought out or exchanged by that company for options to purchase shares in Rhône-Poulenc S.A. (subsequently Aventis) in October 1997, when the Aventis group bought out the minority shareholders of Aventis Inc.

On the formation of Aventis, grantees of 1998 Hoechst stock purchase options were offered either a cash payment or the possibility of exercising their options or converting them into options to purchase Aventis shares. Grantees of Hoechst 1999 options had their options converted into options to purchase Aventis shares, which in turn were converted into options to purchase sanofi-aventis on completion of the merger on December 31, 2004.

Details of the terms of exercise of stock purchase options granted under the various plans are presented below in sanofi-aventis share equivalents. The table shows all sanofi-aventis stock purchase option plans still outstanding or under which options were exercised in the six months to June 30, 2005.

			Start date of		Exercise	Options
Origin	Date of grant	Options	vesting	Expiration	price	outstanding at
		granted	period	date	(in euros)	June 30, 2005
					(*)

Synthélabo	12/15/1993	364,000	12/15/1998	12/15/2013	6.36	8,950

Synthélabo	10/18/1994	330,200	10/18/1999	10/18/2014	6.01	22,300

Aventis (RPR Inc)	02/27/1995	1,032,398	02/28/1998	02/27/2005	11.74	-

Aventis (RPR Inc)	11/27/1995	14,863	11/27/1998	11/27/2005	13.69	-

Synthélabo	12/15/1995	442,000	12/15/2000	12/15/2015	8.50	5,300

Synthélabo	01/12/1996	208,000	01/12/2001	01/12/2016	8.56	37,970

Aventis (RPR Inc)	02/27/1996	977,453	02/28/1999	02/27/2006	18.79	127,890

Aventis (RPR Inc)	03/01/1996	28,174	03/01/1999	03/01/2006	18.75	-

Synthélabo	04/05/1996	228,800	04/05/2001	04/05/2016	10.85	56,300

Aventis (RPR Inc)	02/20/1997	1,024,346	02/21/1999	02/20/2007	21.61	172,201

Synthélabo	10/14/1997	262,080	10/14/2002	10/14/2017	19.73	80,416

Synthélabo	06/25/1998	296,400	06/26/2003	06/25/2018	28.38	129,040

Sanofi	12/10/1998	1,200,000	12/11/2000	12/10/2005	34.95	530,902

Synthélabo	03/30/1999	716,040	03/31/2004	03/30/2019	38.08	520,110

Aventis (Hoechst AG)	09/07/1999	2,930,799	09/08/2002	09/07/2009	41.25	558,353

Sanofi-Synthélabo	05/24/2000	4,292,000	05/25/2004	05/24/2010	43.25	3,331,672

Sanofi-Synthélabo	05/10/2001	2,936,500	05/11/2005	05/10/2011	64.50	2,834,785

Sanofi-Synthélabo	05/22/2002	3,111,850	05/23/2006	05/22/2012	69.94	3,038,250

(*)	The exercise price for stock purchase options issued by Rhône-Poulenc Rorer Inc has been translated into euros at the euro/US dollar exchange rate as of June 30, 2005.

Under IFRS, sanofi-aventis shares acquired to cover stock purchase options are deducted from shareholders’ equity. The exercise of all outstanding stock purchase options would increase shareholders’ equity by €613 million.

Stock subscription option plans

Details of the terms of exercise of stock subscription options granted under the various plans are presented below in sanofi-aventis share equivalents. These options have been granted to certain corporate officers and employees of Group companies.

The table shows all sanofi-aventis stock subscription option plans which are still outstanding or for which exercise took place in the six months to June 30, 2005.

			Start date of		Exercise price	Options
Origin	Date of grant	Options	vesting	Expiration	(in euros)	outstanding at
		granted	period	date	(*)	June 30, 2005

Aventis	02/07/1995	1,350,000	02/07/1998	02/07/2005	15.04	-

Aventis	12/14/1995	1,760,870	12/14/1998	12/14/2005	13.11	22,133

Aventis	12/17/1996	2,054,348	01/06/2000	12/17/2006	20.04	211,268

Aventis	12/16/1997	4,193,217	01/06/2001	12/16/2007	32.15	810,919

Aventis	12/15/1998	6,372,000	01/06/2002	12/15/2008	34.14	2,002,721

Aventis	12/15/1999	5,910,658	01/06/2003	12/15/2009	50.04	4,047,400

Aventis	05/11/2000	877,766	05/11/2003	05/11/2010	49.65	435,890

Aventis	11/14/2000	13,966,871	11/15/2003	11/14/2010	67.93	11,946,000

Aventis	03/29/2001	612,196	03/30/2004	03/29/2011	68.94	579,927

Aventis	11/07/2001	13,374,051	11/08/2004	11/07/2011	71.39	11,379,481

Aventis	03/06/2002	1,173,913	03/07/2005	03/06/2012	69.82	1,173,906

Aventis	11/12/2002	11,775,414	11/13/2005	11/12/2012	51.34	10,346,112

Aventis	12/02/2003	12,012,414	12/03/2006	12/02/2013	40.48	10,991,888

Sanofi-Synthélabo	12/10/2003	4,217,700	12/11/2007	12/10/2013	55.74	4,163,300

Sanofi-aventis	05/31/2005	15,223,505	06/01/2009	05/31/2015	70.38	15,223,505

The exercise of all outstanding stock subscription options would increase shareholders’ equity by approximately €4,349 million.

Summary of stock option plans

A summary of stock options outstanding at June 30, 2005, December 31, 2004, and December 31, 2003, and of changes during the relevant periods, is presented below:

		Exercise price
	Number of	Weighted	Aggregate
	options	average per	(€ million)
		share (€)

Options outstanding at December 31, 2003	17,401,648	52.10	907

Aventis options converted into sanofi-aventis options	57,349,697	55.69	3,193

Options exercised	(1,391,147)	29.30	(41)

Options expired/forfeited	(105,700)	51.70	(5)

Options outstanding at December 31, 2004	73,254,498	55.34	4,054

of which exercisable	36,471,794	57.25	2,088

Options granted	15,223,505	70.38	1,071

Options exercised	(2,458,401)	39.81	(97)

Options expired/forfeited	(1,230,713)	54.16	(66)

Options outstanding at June 30, 2005	84,788,889	58.52	4,962

of which exercisable	37,331,588	59.12	2,207

Measurement of stock option plans

Plans awarded since 2000 by companies in the former Sanofi-Synthélabo group, and plans granted by companies in the former Aventis group, have been measured and recognized as an expense in accordance with IFRS 2 (Share-Based Payment).

Plans awarded prior to 2000 (the vesting period of which ended prior to January 1, 2004) by companies in the former Sanofi-Synthélabo group have not been recognized in the consolidated financial statements. The value of all stock subscription option plans awarded by companies in the former Aventis group was measured as part of the purchase price allocation (see Note D.1.2), but an accounting expense has been recognized only for plans of which the vesting period was still open at August 20, 2004.

The expense recognized for stock option plans, and the matching entry taken to shareholders’ equity, amounted to €92 million for the first half of 2005, and to €31 million for the first half of 2004 (for the former Sanofi-Synthélabo group structure).

D.14.     Debt

Long-term debt

Consolidated long-term debt at June 30, 2005 and December 31, 2004 breaks down as follows:

(€ million)	June 30,	December 31,
	2005	2004

Bond issues	2,709	2,962

Credit facility and other long-term debt	4,385	5,655

Finance lease obligations	33	37

Total	7,127	8,654

In 2004, the Group signed a credit facility agreement for a maximum of €16 billion in connection with the acquisition of Aventis .

The cash portion of the offer for Aventis (€14.8 billion), paid on August 20, 2004, was financed as follows:

•	Tranche A credit facility of €5 billion used in full

•	Tranche B credit facility of €5.5 billion used in full

•	Commercial paper of €0.9 billion

•	The balance from available cash

The Tranche C credit facility of €5.5 billion was not used.

As a result of the acquisition of Aventis by sanofi-aventis on August 20, 2004, the long-term debt of sanofi-aventis (excluding debt used to finance the acquisition) was increased by the long-term debt of Aventis, which as of December 31, 2004 stood at €2.9 billion. This long-term debt, consisting of bond issues, was incorporated into the sanofi-aventis balance sheet at fair value as of August 20, 2004, the date of the acquisition of Aventis.

On December 22, 2004, sanofi-aventis announced its intention to repay Tranche A, the €5 billion short-term tranche of the syndicated credit facility of a maximum of €16 billion contracted in April 2004 to finance the acquisition of Aventis. The repayment, made in January 2005, was financed by recently-updated commercial paper programs.

Simultaneously with this repayment, new 364-day revolving bank credit facilities were contracted for a total of €6.3 billion, comprising a €5 billion syndicated facility (including extension options) and €1.3 billion ($1.6 billion) under three bilateral US dollar facilities.

Following this reorganization of short-term credit facilities, all the remaining syndicated acquisition financing of €11 billion was repaid (Tranche B) or cancelled (Tranche C) between March and June 2005, via the following transactions:

-

a €10 billion medium-term bank facility, comprising (i) an €8 billion syndicated revolving credit facility in two tranches (a 5-year tranche of €5.5 billion with two one-year extension options exercisable in the first two years, and a 7-year tranche of €2.5 billion) and (ii) four 3-year bilateral facilities of €500 million each;

-	a 2-year “floater” bond issue of €1 billion.

This refinancing package has generated significant savings in the cost of financing, thanks to a substantial reduction in credit spreads and commitment fees. It has also streamlined the contractual documentation relative to the syndicated acquisition credit facility, in particular by eliminating any reference to financial covenants. Finally, in parallel with the refinancing package, most of the Group’s bilateral facilities – originally contracted by the Aventis group – have been terminated, in order to make the Group’s financing/liquidity profile simpler and better matched.

Short-term debt and current portion of long-term debt

This item breaks down as follows at June 30, 2005 and December 31, 2004:

(€ million)	June 30,	December 31,
	2005	2004

Current portion of long-term debt	1,585	246

Other short-term debt (1)	296	5,331

Bank overdrafts	736	600

Commercial paper	5,300	1,211

Total	7,917	7,388

(1) The December 31, 2004 figure includes €5 billion for Tranche A.

D.15.     Provisions and other non-current liabilities

Provisions and other non-current liabilities during the periods ended December 31, 2004 and June 30, 2005 were as follows:

(€ million)				Other
	Provisions for	Restructuring	Other	non-current
	pensions and other	provisions	provisions	liabilities
	benefits (D.15.1.)	(D.15.2.)	(D.15.3.)	(D 15.4.)	Total

January 1, 2004	586	5	306	7	904

Impact of Aventis acquisition	2,892	144	2,755	402	6,193

Charged during the period	150	48	269	2	469

Provisions utilized	(156)	(8)	(90)	(33)	(287)

Reversals of unutilized provisions	-	-	(107)	-	(107)

Transfers	(1)	(75)	(17)	35	(58)

Impact of discounting	-	-	-	-	-

Unrealized foreign exchange gain/loss	-	-	-	-	-

Translation difference	(51)	-	(97)	(37)	(185)

December 31, 2004	3,420	114	3,019	376	6,929

Changes in scope of consolidation	(7)	-	-	-	(7)

Charged during the period	151	194	227	55	627

Provisions utilized	(158)	(9)	(64)	(26)	(257)

Reversals of unutilized provisions	(35)	-	(18)	-	(53)

Transfers	60	(43)	203	(42)	178

Impact of discounting	-	-	16	3	19

Unrealized foreign exchange gain/loss	-	-	-	2	2

Translation difference	75	1	139	26	241

June 30, 2005	3,506	257	3,522	394	7,679

D.15.1.  Provisions for pensions and other benefits

The Group and its subsidiaries have a significant number of pension plans covering the majority of their employees. The specific features (benefit formulas, funding policies and types of assets held) of the plans vary depending on laws and regulations in the particular country in which the employees are located. Several of these plans are defined benefit plans and cover certain members of the Board of Directors as well as employees.

Provisions for pension and other long-term employee benefits were €3,506 million at June 30, 2005, compared with €3,420 million at December 31, 2004.

D.15.2.  Restructuring provisions

The table below shows movements in restructuring provisions classified in Other non-current liabilities and Other current liabilities in the periods to December 31, 2004 and June 30, 2005:

(€ million)	6 months to	12 months to
	June 30, 2005	December 31, 2004

Balance, beginning of period	478	20

of which:

• Classified in “Other non-current liabilities”	114	5

• Classified in “Other current liabilities”	364	15

Change in provisions recognized in profit or loss for the period	502	309

Provisions utilized	(277)	(14)

Transfers	(33)	(58)

Changes in scope of consolidation	(1)	234

Impact of discounting	-	-

Translation difference	17	(13)

Balance, end of period	686	478

of which:

• Classified in “Other non-current liabilities”	257	114

• Classified in “Other current liabilities”	429	364

D.15.3.  Other provisions

Other provisions include provisions for environmental, tax, commercial and product liability risks and litigation.

(€ million)	June 30,	December 31,
	2005	2004

Tax risks	1,705	1,522

Environmental risks	574	452

Product liability risks, litigation and other	1,243	1,045

Total	3,522	3,019

Provisions for tax risks are recorded if the Group considers that the tax authorities might challenge a tax position taken by the Group or a subsidiary.

Identified environmental risks are covered by provisions estimated on the basis of the costs sanofi-aventis believes it will be obliged to meet over a period not exceeding (other than in exceptional cases) 30 years. These provisions are discounted at a rate of 4.5%.

“Litigation and other” mainly comprises provisions for risks arising from antitrust litigation and from investigations into the MCAA industry in Europe and into commercial practices and price-fixing in the United States.

A full risk and litigation assessment is performed with the assistance of the Group’s legal advisers, and provisions are recorded where circumstances are required.

D.15.4.  Other non-current liabilities

These liabilities include the liability related to Carderm. On June 28, 2001, a financial investor paid $250 million (€207 million as of June 30, 2005) to acquire preferred shares in Carderm Capital LP (“Carderm”), which owns certain assets of Aventis Pharma US. These preferred shares represent a financial interest of 36.7% in Carderm, and are entitled to preferred remuneration. The sanofi-aventis Group is the principal shareholder of Carderm, owning 63.3% of the capital and exercising control over its management. Carderm is included in the sanofi-aventis consolidated financial statements by the full consolidation method. On or after March 10, 2007, the holder of the preferred shares may offer sanofi-aventis the option of repurchasing them, subject to certain conditions.

D.16.  Other current liabilities

Other current liabilities as of June 30, 2005 and December 31, 2004 comprise:

(€ million)	June 30,	December 31,
	2005	2004

Taxes payable	1,028	693

Employee-related liabilities	1,220	1,285

Restructuring provisions	430	364

Interest rate derivatives measured at fair value	20	-

Currency derivatives measured at fair value	218	237

Other liabilities	2,579	2,462

Total	5,495	5,041

D.17.     Litigation and arbitration

Legal and Arbitration Proceedings

a) Products

•	Sabril® Litigation (anti-epilespsy)

Aventis Pharma Ltd, UK, faces group litigation consisting of 198 active claimants in the United Kingdom relating to the anti-epilepsy drug Sabril®. The action alleges that patients have suffered irreversible visual field constriction as a result of taking Sabril® and seeks unspecified damages for these injuries. The revised and final deadline for new claimants to join the group was November 5, 2004. In April 2004, Aventis sold its rights to Sabril® for North America, but not for the rest of the world, to Ovation Pharmaceuticals, Inc.

•    Sanofi Pasteur Blood Products Litigation

Sanofi Pasteur S.A. faces civil actions in various courts in Argentina, France and the United States on behalf of individuals with hemophilia, alleging that they became infected with the Human Immunodeficiency Virus (“HIV”) or hepatitis C virus (“HCV”) as a result of the administration of non-heat-treated anti-hemophilic factor (“AHF”) manufactured in France in the early 1980s by a predecessor company.

•    Sanofi Pasteur Hepatitis B Vaccine Litigation

More than 150 lawsuits have been filed in various French civil courts against Sanofi Pasteur S.A. or Sanofi Pasteur MSD in which the plaintiffs allege that they suffer from a variety of neurological disorders and autoimmune diseases, including multiple sclerosis and/or Guillain-Barré syndrome as a result of receiving the hepatitis B vaccine. More than 20 judgments in France have recently rejected claims alleging a causal link between hepatitis B vaccine and the claimants’ alleged injuries. While no final judgment to date has held Sanofi Pasteur S.A. or its subsidiaries liable, 7 cases have definitively rejected the plaintiffs’ claims.

•    Sanofi Pasteur Thimerosal Litigation

Sanofi Pasteur is a defendant in 333 lawsuits in several federal and state courts in the U.S. alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines manufactured by Sanofi Pasteur. Several of the cases seek certification to proceed as class actions. Sanofi Pasteur believes that all of these claims must first be filed in the U.S. Court of Federal Claims under the U.S. National Childhood Vaccine Injury Act and the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the company. Currently, all of these cases are either in the preliminary response stage, the early stages of the discovery process, have been stayed pending adjudication by the U.S. Court of Federal Claims, or have pending plaintiffs’ requests for reconsideration of preliminary determinations to stay proceedings pending such adjudication. Sixteen cases brought on behalf of plaintiffs before the U.S. Court of Federal Claims have now been refiled against Sanofi Pasteur after the Court failed to render a determination on the claims within the statutory 240 day period. Several of these cases are now in various stages of discovery. The United States District Court for the Southern District of Texas, Galveston Division, dismissed two cases, holding in one that the plaintiffs failed to file with the national Vaccine Injury Compensation Program before filing their lawsuits; and in the other granting Sanofi Pasteur’s Motion for Summary Judgment on the basis that plaintiffs had failed to show causation. It is anticipated that both rulings will be appealed. The remaining trials previously set to begin in 2005 have been continued.

•    Armour Blood Products Litigation

Legal proceedings remain pending in the United States, Canada and Ireland against Armour Pharmaceutical Company in which individuals with hemophilia and infected with HIV claim that such infection was caused by administration of plasma-derived AHF (Antihemophilic Factor) concentrates processed in the late 1970s to mid-1980s. Armour has settled most of the AHF cases in the U.S., Canada and Ireland. Approximately 130 individuals opted out of a 1996 U.S. class action settlement, but have not filed suit against sanofi-aventis.

Additionally, on June 2, 2003 a purported worldwide class action was filed in the Northern District of California against Armour, Aventis Behring and Aventis Inc. and three other US plasma fractionators, on behalf of a purported class of foreign and national plaintiffs alleging infection with HIV and/or hepatitis C from 1978-1990. This action has been transferred to the United States District Court for the Northern District of Illinois by the Judicial Panel on Multidistrict Litigation.

Seventy-four additional individual and class action complaints were filed since the original Gullone filing. In the aggregate, the various plaintiffs’ counsel represented approximately 3,000 putative class members. On March 3, 2005, the U.S. District Court for the Northern District of Illinois denied plaintiffs’ requests to certify class actions with respect to the cases before it. However, to the extent plaintiffs chose to proceed with individual claims, most of the approximately 3,000 cases are expected to remain before the U.S. District Court for the Nothern District of Illinois because of shared questions of fact. In June, defendants filed a motion to dismiss approximately 400 UK plaintiffs arguing that the U.S. is not the proper forum. Plaintiffs will be filing a response.

In November 2002, Canadian authorities filed criminal charges against Armour and a former Armour employee alleging that Armour distributed AHF infected with HIV. The case remains in the pre-trial stage. A tentative trial date has been set for January 2006.

•    Sanofi Pasteur MMR Vaccine Litigation

A Group action filed in 1999 is pending in the United Kingdom against various manufacturers of MMR (measles/mumps/rubella) combination vaccine in which plaintiffs allege that such vaccine is the cause of autism, behavioral disorders and intestinal disorders in children. A subsidiary of Sanofi Pasteur MSD has been named in 120 of the claims included in the litigation. Documents and witness statements have been disclosed by both parties in the lead claims involving the MMR vaccine manufactured by Sanofi Pasteur S.A. In Autumn 2003, the Legal Services Commission decided to withdraw its funding to the claimants. Since then, the action has been stayed. The claimants’ judicial review of the Commission’s decision has been rejected. Most of the claimants whose case cannot be distinguished from the leading claimant’s case have announced that they are discontinuing their proceedings. Approximately 16 claimants out of 120 have announced their intent to proceed. In a related development, the IOM published May 2004, concludes that childhood vaccines are not associated with autism.

In October 2004, 13 summonses were served on a subsidiary of Sanofi Pasteur MSD in the Supreme Court of Ireland in Dublin. The basis of the summonses is substantially the same as for the UK MMR litigation described above.

•    Ionamin®/Fen/phen Litigation

Sanofi-aventis subsidiary Fisons plc (“Fisons”) and former subsidiary Rugby Laboratories (“Rugby”) are currently involved in approximately 394 (as to Fisons) and 96 (as to Rugby) personal injury lawsuits in the U.S. (including class actions) concerning the weight-loss drug phentermine (Fisons brand name Ionamin®). The lawsuits allege that the manufacturers of phentermine knew that its use could cause serious side effects, but failed to warn against those dangers. To date, Fisons and Rugby have made no settlement payments and have been dismissed from, or have dismissals pending in, several thousand cases.

b) Patents

•    Plavix® Litigation

United States. In February 2002, sanofi-aventis learned that Apotex, a Canadian generic drug manufacturer, filed an Abbreviated New Drug Application, or ANDA, with the Food and Drug Administration, or FDA, challenging two of its U.S. patents relating to Plavix®. In April 2002, sanofi-aventis learned that Dr. Reddy’s Laboratories, an Indian generic drug manufacturer, filed an ANDA with the FDA challenging three of sanofi-aventis’s U.S. patents relating to Plavix®.

More recently, in August 2004, sanofi-aventis was notified that Teva, an Israeli generic drug manufacturer, had amended an earlier filed ANDA and was challenging the validity of one of the U.S. patents relating to Plavix®. An ANDA is an application by a drug manufacturer to receive authority to market a generic version of an approved product, by demonstrating that it has the same properties as the original approved product. In general, an ANDA may not be filed until the expiration of the five-year market exclusivity period that applies to the original product following its initial market authorization. If the product is protected by a patent listed in the FDA’s list of Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the “Orange Book”, and owned by or licensed to the manufacturer of the original version, however, the ANDA cannot be approved until the patent expires unless the ANDA applicant challenges the patent. In that case, the ANDA may be filed four years following the initial market authorization of the original product.

On March 21, 2002, sanofi-aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership (or BMS Sanofi Holding, sanofi-aventis’s joint venture with Bristol-Myers Squibb) filed suit in the United States District Court for the Southern District of New York against Apotex for the infringement of two of the U.S. patents relating to Plavix®. The lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp., 02-CV-2255 (SHS). The first patent, U.S. Patent No. 4,847,265, which expires in 2011, discloses and claims the compound clopidogrel bisulfate, the active ingredient in Plavix®. The second patent, U.S. Patent No. 5,576,328, which expires in 2014, discloses and claims, among other things, the use of clopidogrel bisulfate in the treatment of patients to prevent a secondary ischemic event.

On May 14, 2002, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the United States District Court for the Southern District of New York against Dr. Reddy’s Laboratories for infringement of these same two patents. That lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Dr. Reddy’s Laboratories, LTD, and Dr. Reddy’s Laboratories, Inc., 02-CV-3672 (SHS).

On June 20, 2003, sanofi-aventis announced that U.S. Patent No. 5,576,328 had been withdrawn from the patent infringement lawsuits discussed above. Sanofi-aventis filed a disclaimer of this patent on August 23, 2004, and is seeking to have it delisted from the FDA’s “Orange Book.” The withdrawal of this method patent from the lawsuit has no effect on U.S. Patent No. 4,847,265, which sanofi-aventis is vigorously defending (together with its alliance partner, Bristol-Myers Squibb, or BMS).

As regards the proceedings, fact and expert discovery have been completed and the pre-trial order was submitted by the parties other than Dr. Reddy’s on May 27, 2005. The trial date remains to be fixed by the court.

On April 20, 2005, after unsuccessfully seeking to add a new claim of inequitable conduct in the Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex Inc. and Apotex Corp. suit, Apotex filed as a separate suit before the same court a complaint seeking a declaratory judgment that U.S. Patent No. 4,847,265 is unenforceable based on the new inequitable conduct claim it was not permitted to bring in the original suit. Sanofi-aventis has moved to dismiss this suit.

On September 23, 2004, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the United States District Court for the Southern District of New York against Teva for infringement of the 2011 patent. That lawsuit is captioned Sanofi-Aventis, Sanofi-Synthélabo Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Teva Pharmaceuticals USA, Inc., Teva Pharmaceuticals Industries, Ltd., 04-CV-07548. Sanofi-aventis has indicated to the court that this suit is related to the other two lawsuits pending in the same court, and moved to consolidate this case with the others pending before the same court. In a stipulation approved by the U.S. District Court for the Southern District of New York on April 15, 2005, all parties to the patent infringement litigation against Teva have agreed to resolve the pending motion to consolidate by agreeing that the Teva litigation will be stayed, pending resolution of the Apotex and Dr. Reddy litigation, and that the parties to the Teva litigation will be bound by the outcome of the litigation in the District Court against Apotex or Dr. Reddy.

If any of the challenges to U.S. Patent No. 4,847,265 were successful, one or more of the generic drug manufacturers would have the right (assuming FDA approval has been obtained) to produce a generic clopidogrel product and market it in the United States in competition with sanofi-aventis and its alliance partner, BMS. Sanofi-aventis believes that Plavix® will continue to benefit from its patent protection in the United States. Sanofi-aventis intends to defend its interests in this matter vigorously.

In September 2002 and in January 2003, sanofi-aventis obtained two additional U.S. patents : US Patent No. 6,504,030 and US Patent No. 6,429,210, related to a second crystalline form of clopidogrel known as “form 2”. At the present time, sanofi-aventis does not believe that it has a basis to assert these patents against Apotex, Dr. Reddy’s Laboratories or Teva. In August 2004, sanofi-aventis learned that Watson Laboratories Inc., a U.S. generic company, filed an ANDA with the FDA challenging the validity of these two patents and alleging non-infringement of the second patent. On October 7, 2004, sanofi-aventis, Sanofi-Synthélabo Inc. and BMS Sanofi Holding filed suit in the United States District Court for New Jersey against Watson Laboratories for infringement of the first patent. The case is in the early stages of fact discovery.

In the second and third quarters of 2005 each of Ivax, Mylan, Sandoz and Cobalt notified sanofi-aventis that it had filed an ANDA with regard to purported generic versions of form 1 of clopidogrel. In each case, the ANDA claims the purported form 1 generics do not infringe patents related to form 2, and only the Cobalt ANDA contests the US Patent 4,847,265. Sanofi-aventis did not file suit against Ivax, Mylan and Sandoz, and is reviewing information concerning Cobalt’s proposed product.

Canada. In March 2003, sanofi-aventis learned that Apotex filed an application with Canadian authorities for a marketing authorization for a proposed generic clopidogrel product, alleging that sanofi-aventis’s Canadian Patent No. 1,336,777 for clopidogrel bisulfate was invalid and not infringed. On April 28, 2003, sanofi-aventis’s Canadian subsidiary and sanofi-aventis commenced an application for judicial review in the Federal Court of Canada and the hearing took place in February 2005. In March 2005, the Canadian Federal Court of Ottawa granted sanofi-aventis’s application for an order of prohibition against the Minister of Health and Apotex Inc. in relation to Apotex’s 2003 application in Canada for a marketing authorization for a generic version of clopidogrel bisulfate tablets. The Canadian Court rejected Apotex’s challenge to the Plavix® patent and held that the asserted claims are novel, not obvious and infringed. Apotex has appealed.

In November 2004, sanofi-aventis learned that Novopharm Ltd., a member of the Teva Group, filed an application with Canadian authorities seeking a marketing authorization for a generic clopidogrel product, alleging that sanofi-aventis’s Canadian patent claiming clopidogrel bisulfate was invalid and not infringed. On January 14, 2005, sanofi-aventis’s Canadian subsidiary and sanofi-aventis commenced an application for judicial review in the Federal Court of Canada. A settlement agreement was reached with Novopharm wherein Novopharm withdrew its Notice of Allegation and sanofi-aventis and Sanofi-Synthelabo Canada Inc. consented to the discontinuance of the judicial proceedings and both parties agreed to be bound by the outcome of the appeal in the Apotex procedings.

In March 2005, sanofi-aventis was granted a new Canadian Patent No. 2,334,870 which discloses and claims form 2 of clopidogrel bisulfate, the active ingredient in Plavix®. This patent was listed in the Patent Register. In May 2005, Sanofi-Synthelabo Canada Inc received a Notice of Allegation from Apotex Inc. with respect to Canadian Patent No. 2,334,870, alleging that Apotex’s proposed generic clopidogrel product described above corresponds to form 1 and does not infringe the form 2 patent. On this basis, sanofi-aventis has discontinued a proceeding with respect to the ‘870 patent. Sanofi-aventis has since also received a Notice of Allegation from Novopharm with respect to the ‘870 patent as well as a notice of allegation from Cobalt with respect to both the ‘777 and ‘870 patents, and sanofi-aventis is presently considering the appropriate course of action in each case.

United Kingdom. In January 2005, sanofi-aventis learned that Aircoat, Ltd., a Scottish company, filed a revocation action before the Scottish Court of Session seeking to invalidate the sanofi-aventis patent in the UK claiming clopidogrel bisulfate. In August 2005, Aircoat withdrew its revocation action with prejudice.

•    Allegra® Litigation

In June 2001 API was notified that Barr Laboratories Inc. (“Barr”) filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to market a generic version of Allegra® 60 mg capsules in the United States and challenging certain of API’s patents. In August 2001, API filed a patent infringement lawsuit against Barr in U.S. District Court claiming that marketing of Allegra® by Barr prior to the expiration of certain API patents would constitute infringement of those patents. API subsequently received similar ANDA notifications from Barr and six additional generic companies relating variously to Allegra® 30 mg, 60 mg and 180 mg tablets and Allegra®-D. In each case, API has filed additional patent infringement lawsuits against the generic companies. All of the Allegra® patent infringement suits are pending in the U.S. District Court for New Jersey. In September 2003 and June 2004, API received notice that Dr. Reddy’s Pharmaceuticals (“Dr. Reddy’s”) had filed Section 505(b)(2) applications with the FDA, the exact nature of which was not disclosed. A section 505(b)(2) application may be used to see k approval for, among other things, combination products, products that do not demonstrate bioequivalence to a listed drug and over-the-counter versions of prescription drugs. In October 2003 and July 2004, API filed patent infringement lawsuits in U.S. District Court in New Jersey against Dr. Reddy’s.

Defendants in the Allegra® patent infringement suits filed by API in the U.S. District Court of New Jersey moved to dismiss API’s claims for infringement of five of its formulation patents on summary judgment. No motions were filed with respect to API’s method-of-use patents or process patents also cited in API’s infringement claims. On September 17, 2004, the U.S. District Court of New Jersey rejected defendants’ motion with respect to U.S. Patent No. 6,039,974, but dismissed infringement claims relating to three other patents (U.S. Patent Nos. 6,113,942, 5,855,912 and 5,932,247). Following additional hearings, the court dimissed API’s infringement claim with respect to the fifth patent (U.S. Patent No. 5,738,872. No date is currently set for trial.

•    Actonel®

Patent infringement litigation has been initiated by P&G Pharmaceuticals and Merck Inc. in the U.S. District Court of Delaware against Teva Pharmaceuticals USA in response to Teva’s application to market a generic version of Actonel® (risedronate sodium tablets) in the United States. Sanofi-aventis is not currently named as a co-plaintiff in either suit. Actonel® is marketed by the Alliance for Better Bone Health, an alliance between P&G Pharmaceuticals and API. Discovery is currently ongoing, and no trial date has been set.

•    Lovenox® Generic Filing

United States: In the U.S., patents are listed in the FDA publication entitled “Approved Drug Products with Therapeutic Equivalence Evaluation,” commonly known as the “Orange Book.” U.S. Patent No. 5,389,618 (“ ‘618 patent”) was listed for Lovenox® with an expiration date of February 14, 2012. In June 2003, API received notice that both Amphastar Pharmaceuticals and Teva Pharmaceuticals were seeking approval from the FDA for generic versions of Lovenox® and were challenging the ‘618 patent. API brought a patent infringement suit against both Amphastar and Teva in U.S. District Court (Central District of California) on the ‘618 patent. Amphastar filed three motions for summary judgment. On June 15, 2005, the Court granted Amphastar’s motion for summary judgment for inequitable conduct.

One day prior to the granting of the motion for summary judgment on June 14, 2005, the U.S. Patent & Trademark Office (“USPTO”) granted the reissuance of the ‘618 patent, as reissue patent number RE 38,743 (“‘743 patent”), and Aventis Pharma S.A. surrendered the ‘618 patent on that day by operation of law.

API has appealed the District Court’s summary judgment ruling, and to advance the issues on appeal, API also requested that the District Court substitute the ‘743 patent for the surrendered ‘618 patent on the grounds that the ‘743 should be considered a continuation of the ‘618 patent. The District Court granted this motion by substituting the ‘743 patent for the ‘618 patent and entering final judgment. Entry of judgment terminated the stay on the FDA from approving either Teva’s or Amphastar’s ANDA. This stay was initially scheduled to remain in place through December 2005. To sanofi-aventis’ knowledge, however, neither ANDA has yet been approved.

The ‘743 patent is listed in the Orange Book and will expire on February 14, 2012. If API loses the appeal, the ‘743 patent will be deemed to be unenforceable. If API wins the appeal, the case will be remanded back to the District Court and the case will proceed on the ‘743 patent.

Canada: On February 25, 2005, Novopharm received a Notice of Compliance (marketing authorization) in Canada to market a purported generic form of enoxaparin. Aventis Pharma S.A. and Aventis Pharma Inc., subsidiaries of sanofi-aventis, filed a patent infringement suit and sought a preliminary injunction against Novopharm Limited in the Federal Court of Canada for infringement of Canadian patent number 2,045,433 (‘433 patent). The preliminary injunction was not approved by the court on June 5, 2005 but is being appealed. The patent infringement suit is still proceeding. The ‘433 patent expires in 2011, and is the Canadian counterpart to U.S. patent number 5,389,618 (now RE 38,743) which is being asserted in the U.S. against Amphastar Pharmaceuticals and Teva Pharmaceuticals.

Further, on April 1, 2005, sanofi-aventis initiated a judicial review proceeding before the Federal Court of Canada against the Minister of Health, Attorney General of Canada and Novopharm Limited seeking to obtain an order quashing the Notice of Compliance issued to Novopharm. The government filed a motion to strike which was granted-in-part and denied-in-part on June 20, 2005. This decision is being appealed on the portion that was granted. The remainder of the claims which were denied in the motion to strike are proceeding.

Italy. The companies Biofer, Chemi and Opocrin have suits pending in Italy before the Tribunale di Milano (civil section) seeking a declaratory judgment of invalidity and, in the case of Opocrin, of non-infringement with respect to the Italian patent claiming Clexane®, which is the Italian counterpart to the US patent number 5,389,618 (now RE 38,743). The suits are ongoing.

•    Ramipril Canada

In February 2003, API was notified of a filing by Pharmascience, Inc. of an Abbreviated New Drug Submission (ANDS) seeking approval to market in Canada a generic version of ramipril 1.25 mg, 2.5 mg, 5 mg, and 10 mg capsules for the treatment of hypertension. Pharmascience addressed patents listed against ramipril. In March 2003 Aventis Pharma, Inc. (Canada) and Aventis Pharma Deutschland GmbH (Germany) initiated legal proceedings in Canada to prohibit the Minister of Health from issuing a Notice of Compliance (NOC) to Pharmascience, which would permit Pharmascience to market a generic version of ramipril in Canada. The initiation of such proceeding puts in place a stay of up to twenty-four (24) months preventing the ANDS applicant from making, using, or selling the patented product in Canada. Similar proceedings were commenced based on subsequent allegations by Pharmascience. Futhermore, Apotex and Laboratorie Riva (Riva) have filed AND’s with respect to patents listed under ramipril in Canada to market in Canada generic versions of ramipril. In 2003 and 2004, as a result of these ANDs, API initiated similar legal proceedings to prohibit the Minister if Health from issuing an NOC to Apotex or Riva.

In December 2004, a hearing was held in Canadian Federal Court in Vancouver concerning Pharmascience’s first allegation in respect of its ANDS to market generic Ramipril in Canada for the treatment of hypertension. On March 11, 2005, the Canadian Federal Court ruled that the Minister of Health was prohibited from issuing a Notice of Compliance to Pharmascience on the basis of Pharmascience’s first allegation in respect to ANDS to market generic ramipiril in Canada. On April 11, 2005, Pharmascience filed a Notice of Appeal with the Canadian Federal Court of Appeal to appeal this ruling.

On April 19, 2005, a hearing was held in Canadian Federal Court in Toronto concerning an allegation Apotex made in one of its ANDS in which it seeks manufacture and sale of ramipril in Canada for the treatment of hypertension. In this allegation, Apotex alleged that the listed patent referred to in the allegation (which covered treatment of cardiac insufficiency ) would not be infringed by Apotex’s ramipril product. A ruling from the court as to whether the Minister of Health is prohibited from issuing an NOC to Apotex on the basis of this allegation is expected in the third quarter of 2005. The automatic 24 month stay put in place when API commenced this proceeding expires October 8, 2005.

A five day hearing was also held between June 23 and June 29, 2005 in the Canadian Federal Court in Toronto concerning another allegation Apotex has made in a co-pending ANDS. In this allegation, Apotex asserted that the manufacture and sale of its ramipril for the treatment of hypertension should be allowed because it alleges the related Canadian patent is invalid. A decision from the Court in this matter is expected by September 2005, and the 24-month stay expires September 23, 2005.

Hearings in respect of two other Apotex allegations (one in respect of a patent listed under ramipril that related to the treatment of cardiac insufficiency, the other in respect of a hypertrophy/hyperplasia patent listed against ramipril) are scheduled to be heard September 20-22 and October 11-12, respectively. The remaining legal proceedings are ongoing. The issuance of a Notice of Compliance would in no way bar sanofi-aventis from pursuing a patent infringement proceeding against Apotex or Riva in the Canadian Federal Court.

•    DDAVP® Litigation

Tablets: In November 2002, Barr Laboratories, Inc. (“Barr”) notified API that Barr was seeking approval from the FDA to market a generic version of DDAVP® tablets, and was challenging U.S. Patent 5,407,398 (the ‘398 patent). Ferring B.V. (“Ferring”) had licensed the ‘398 patent exclusively to API. In December 2002, API and Ferring brought a patent infringement lawsuit against Barr in U.S. District Court for the Southern District of New York claiming that Barr’s marketing of a generic version of DDAVP® tablets prior to the expiration of the ‘398 patent would constitute infringement of that patent. On February 7, 2005 the court held the ‘398 patent was unenforceable, and that Barr did not infringe the ‘398 patent. On February 24, 2005, Ferring and Aventis filed a notice of appeal to the United States Court of Appeals for the Federal Circuit. The appeal has been fully briefed, and oral argument is currently expected to take place before the end of 2005.

Ferring has also initiated a lawsuit that involves the tablet formulation of DDAVP®. In particular, in July, 2004, Ferring filed a lawsuit against Teva Pharmaceuticals U.S.A. Inc. and Teva Pharmaceuticals Industries Limited, (referred to herein collectively as “Teva”) in the U.S. District Court of Delaware in response to Teva’s seeking approval to market a generic version of the tablet formulation of DDAVP®. API is not a party to this lawsuit. Teva has filed a motion for summary judgment in this matter. On April 27, 2005, the Court stayed this matter pending the outcome of the Barr appeal.

In addition, in early February 2005, API received notification that Apotex Inc. of Canada was seeking approval from the FDA to market a generic version of DDAVP® tablets, and was challenging certain patents Ferring exclusively licensed to API. To date, no action has been initiated against Apotex with respect to this challenge. Furthermore, on July 18, 2005, API received a paragraph iv certification in which Apotex notified API that it had filed an ANDA seeking approval from the FDA to market a generic version of DDAVP® tablets and was challenging U.S. Patent 5,407,398 (the ‘398 patent).

Nasal Spray: Also, in late December, 2004, Sun Pharmaceuticals Industries, Ltd. of India (“Sun”) notified API and Ferring that it was seeking approval from the FDA to market a generic version of a nasal spray solution of DDAVP®, and was challenging certain patents that cover such a formulation of DDAVP®. Sanofi-aventis has been advised that the generic version of the DDAVP® nasal spray solution Sun wishes to market is the refrigerated formulation. No action has been initiated against Sun.

•    MA888

MA888 is the designation for a family of patents, including U.S. Patent No. 5,565,427 (“the ‘427 patent”), covering Factor VIII preparations for the treatment of hemophilia and methods of manufacturing such preparations. ZLB Behring L.L.C. (a successor company to Aventis Behring L.L.C.) sells its product, Helixate® FS, under a license from the current owner of the ‘427 patent, Aventis Pharma S.A., which is entitled to a percentage of income from Helixate® sales.

Bayer supplies ZLB Behring L.L.C. with product, which it then sells as Helixate® FS. Bayer also sells material it produces as Kogenate® FS.

In April of 2003, Aventis Behring L.L.C. and A. Nattermann & Cie GmbH (a previous owner of the ‘427 patent) sued Bayer Health Care LLC and Bayer Corporation for infringement of the ‘427 patent based on Bayer’s manufacture, offers to sell and sales of Kogenate® FS to third parties. Except for some limited fact discovery, this suit was stayed pending the result of a reexamination of the ‘427 patent by the United States Patent and Trademark Office. In a communication dated June 7, 2005, the USPTO notified the patentee that it deemed allowable some of the original claims of the ‘427 patent, as well as claims added during the reexamination proceeding.

•    Rilutek® Litigation

In June 2002 Impax Laboratories, Inc. (“Impax”) filed a complaint against API in U.S. District Court in Delaware seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API’s patent relating to the use of Rilutek® for the treatment of amyotrophic lateral sclerosis. API has counterclaimed that marketing by Impax of a generic version of Rilutek® prior to the expiration of the sanofi-aventis method of use patent would constitute infringement of the sanofi-aventis patent. In December 2002 the court granted motion to sanofi-aventis for a preliminary injunction preventing Impax from marketing a generic version of Rilutek® until resolution of the patent litigation or until further ruling by the court.

On August 30, 2004, the Federal District Court for Delaware ruled that API’s patent related to the use of Rilutek® for the treatment of amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig’s disease, is valid, enforceable and would be infringed by the proposed generic product of Impax Laboratories Inc. In October 2004, Impax conducted a post-trial deposition of the named inventor. On March 16, 2005, the Federal District Court for Delaware entered final judgment in favor of sanofi-aventis’s subsidiary Aventis Pharmaceuticals Inc. Impax has appealed the matter to the Court of Appeals for the Federal Circuit.

•    GA-EPO Patent Litigation

In April 1997 Amgen Inc. filed an action in U.S. District Court in Massachusetts against Transkaryotic Therapies and API alleging that GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for producing GA-EPO infringe certain U.S. patents of Amgen. On January 19, 2001 the court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the district court decision and the appellate panel issued a ruling remanding the case to the district court for further rulings on invalidity and infringement. On remand, the U.S. District Court for Massachusetts ruled on October 15, 2004, that certain claims of four patents held by Amgen Inc. are valid and are infringed by API and Transkaryotic Therapies in relation to GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for the production of GA-EPO.

API and Transkaryotic Therapies filed an appeal to the United States Court of Appeals for the Federal Circuit from the Judgment in this action on December 10, 2004. All parties have filed their respective briefs, and oral argument is expected by year end.

•    Eloxatin® U.K. Patent Litigation

Mayne Pharma Pty Ltd (“Mayne”) has filed an action in the Patents Court in the United Kingdom against both Sanofi-Synthélabo (a predecessor company to sanofi-aventis) and Debiopharm S.A. on July 1, 2005, seeking a declaration of non-infringement and/or revocation of certain U.K. patents related to oxaliplatin. Sanofi-aventis owns or licenses from Debiopharm S.A. patents related to oxaliplatin.

As part of this procedure, Mayne has provided sanofi-aventis with information on hypothetical products that Mayne may try to market in the U.K. Based upon this information, sanofi-aventis has been asked to determine whether or not certain patents would be infringed. Sanofi-aventis acknowledged non-infringement of the hypothetical products as to some of the patents but believed that for other patents the information provided by Mayne was not sufficient to make a determination of infringement in relation to the hypothetical products. In addition sanofi-aventis requested the Court to order that more information be provided on Mayne’s actual products. The Court granted sanofi-aventis’ request and subsequently set a trial date in March 2006.

A determination that the hypothetical product as described by Mayne does not infringe a particular patent will not necessarily prevent the patent from later being asserted against an actual product not corresponding to the earlier description.

In addition to applicable patent protection, Eloxatin® data exclusivity is protected in the U.K. through April 2006

c) Compliance

•    Pharmaceutical Industry Antitrust Litigation

Approximately 135 cases remain pending of the numerous complaints that were filed beginning in 1993 through the mid-1990’s by retail pharmacies in both federal and state court. These complaints shared the same basic allegations: that the defendant pharmaceutical manufacturers and wholesale distributors, including sanofi-aventis predecessor companies, violated the Sherman Act, the Robinson Patman Act, and various state antitrust and unfair competition laws by conspiring to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs. Shortly before a November 2004 trial in the United States District Court for the Eastern District of New York, sanofi-aventis and the remaining manufacturer defendants settled the Sherman Act claims of the majority of the remaining plaintiffs. These settlements did not dispose of the remaining plaintiffs’ Robinson Patman Act claims.

•    Government Investigations—Pricing and Marketing Practices

Private Labels. The U.S. Attorney’s Office in Boston is conducting a civil and criminal investigation of whether sales by Aventis Pharmaceuticals Inc. (“API”) of certain products to a managed care organizations for resale under that organization’s own labels should have been included in the “best price” calculations that are used to compute the Medicaid rebates for API products. API has responded to all requests for information in this matter.

Massachussetts Physician. The U.S. Attorney’ Office in Boston is also conducting a civil and criminal investigation with regard to interactions API had with a Massachusetts physician, and affiliated managed care entities. In the course of that investigation one current and one former employee of API received letters from the government indicating they are targets of that investigation. API has responded to all subpoenas related to this investigation.

Managed Care Investigation. The U.S. Attorney’s Office is conducting an investigation related to managed care entities which includes allegations that API directly or indirectly made payments to customers or to those in a position to influence sales of API pharmaceuticals in order to obtain or keep drug business and to evade Medicaid best price reporting requirements. As part of the investigation the government served API with a subpoena investigating criminal federal health care violations related to health care benefit programs. The subpoena asked for documents related to API interactions with payments to managed care customers, formulary placement, sales and marketing of specific products to those managed care customers, as well as contracts with wholesalers and distributors and payments to non-Aventis employees. API is responding to this subpoena.

Lahey Clinic. In 2004, API and Aventis Behring received subpoenas issued by the U.S. Attorney’s office in Boston requesting documents concerning payments and contacts between these companies and the Lahey Clinic, a Massachusetts healthcare facility, or certain of its employees, relating to various periods between January 1995 and October 2004. API and Aventis Behring have provided, documents in response to these subpoenas.

Lovenox® Marketing. The U.S. Attorney’s Office in Chicago, Illinois is conducting a civil and criminal investigation with regard to Lovenox® sales and marketing practices from January 1, 1999 to the present. API is currently responding to an investigatory subpoena.

Average Wholesale Prices. The Department of Justice is reviewing the merits of a qui tam action filed in 1995 in federal court in Florida, which alleges that the Average Wholesale Prices (“AWP”) of certain pharmaceutical products, which are used to set Medicare reimbursement levels, were improperly established and used by API, Aventis Behring, and Armour Pharmaceutical Company in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001.

Congressional Inquiries. As part of the United States House of Representatives Energy and Commerce Committee’s investigation of pharmaceutical reimbursement and rebates under Medicaid, API received a request for documents relating to the product Anzemet® (dolasetron mesylate). API has provided information and documents in response to this request.

API also received requests for information or documents from the United States Senate Committee on Finance regarding nominal pricing. Sanofi-Synthélabo Inc. and Aventis Pharmaceuticals Inc. received requests for information regarding educational grants to state agencies. The combined company responded to these requests.

•    Civil Class Action Suits—Pricing and Marketing Practices

API is a defendant in several U.S. lawsuits seeking damages on behalf of a class of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under “Government Investigations—Pricing and Marketing Practices” above. Cases filed against API in state and federal courts have been or are in the process of being consolidated in the U.S. District Court in Boston along with similar cases pending against other pharmaceutical companies. These suits allege violations of state unfair trade, unfair competition, consumer protection and false claim statutes. Aventis Behring is also a defendant in some of these cases. On June 12, 2003, plaintiffs filed an amended consolidated complaint against twenty-three pharmaceutical companies, including API and Aventis Behring. Plaintiffs assert violations of anti-racketeering (RICO) and state consumer fraud statutes based on defendants’ alleged artificial inflation of AWPs for certain of their drugs. Plaintiffs initially also sued Together Rx, the discount drug program in which API and several other pharmaceutical companies participate that is designed to provide needy senior citizens with lower cost pharmaceuticals. Plaintiffs alleged the Together Rx program violated federal antitrust laws and RICO, and constituted a conspiracy under civil laws. Defendants filed motions to dismiss the amended consolidated complaint on August 1, 2003, which were denied in part and granted in part on February 24, 2004. In June 2005, following discovery, plaintiffs in the AWP MDL agreed to drop their claims against Together Rx and the member companies, and are expected to file an amended complaint reflecting this agreement. Discovery is ongoing. On August 17, 2005, the court granted in part plaintiffs’ motion for class certification against five designated manufacturer defendants (not including API or Aventis Behring) in a ruling certifying a class action of Medicare beneficiaries in approximately 28 states and class actions of Medicare beneficiaries’ insurers and of non-Medicare third-party payers geographically limited to Massachusetts. A similar motion for class certification against defendants including API and Aventis Behring is expected.

API and other pharmaceutical companies are also defendants in lawsuits brought by the states of Montana, Nevada, New York, Connecticut, Pennsylvania, Wisconsin, Kentucky, Alabama and Illinois for AWP pricing issues described under “Government Investigations-Pricing and Marketing Practices” above. On August 25, 2006, The Attorney General of the State of California announced California intented to add 37 additional pharmaceutical companies including API and Aventis Behring, to a related suit pending before the federal court in Boston. These suits allege violations of state unfair trade, consumer protection and false claims statutes, breach of contract and Medicaid fraud. The Montana, Nevada, New York and Connecticut suits were transferred to federal court in Boston. The New York and Connecticut cases have since been remanded to state court, while the Montana and Nevada cases remain in federal court in Boston. All of the other state suits are pending in the state courts in which they were filed.

API, Sanofi-Synthélabo and other pharmaceutical companies have also been sued by several individual New York State counties and the City of New York, in suits alleging similar violations of state laws concerning pricing and marketing practices. A consolidated complaint on behalf of the majority of these New York counties and the City of New York was recently filed by the law firm representing these entities. The counties of Erie and Nassau are proceeding separately.

In July 2004 Central Alabama Comprehensive Healthcare Inc. filed suit in federal court against API, Aventis Behring, and seven other pharmaceutical companies alleging that the defendants had overcharged Public Health Service entities for their pharmaceutical products. The plaintiff seeks to represent a nationwide class of all such entities that purchase under the Public Health Service program. On August 18, 2005, the County of Santa Clara, California filed a similar suit against API and fourteen other pharmaceutical companies in the Superior Court of the State of California, County of Alameda. Plaintiff seeks to proceed on behalf of a California-wide class of similarly situated cities and counties in California.

•    Vitamin Antitrust Litigation

Since 1999, sanofi-aventis, some of its subsidiaries in its former animal nutrition business, and other vitamin manufacturers have been defendants in a number of class actions and individual lawsuits in U.S. courts relating to alleged anticompetitive practices in the market for bulk vitamins. Sanofi-aventis has settled all claims brought by direct purchasers of the relevant vitamin products and the majority of actions brought on behalf of indirect purchasers. A federal district court’s dismissal of a lawsuit filed on behalf of a putative class of non-U.S. “direct purchasers” was overturned in January 2003 by a three-member panel of the U.S. Court of Appeals for the District of Columbia. On June 14, 2004, the U.S. Supreme Court vacated that decision and remanded the matter back to the Court of Appeals for consideration of an issue that had not been presented to the Court. The appellate court heard oral argument on the matter on April 20, 2005, and on June 28, 2005, issued a decision concluding that plaintiffs are unable to sustain their case in the U.S. Courts. Plaintiffs have indicated that they will seek a rehearing in the appellate court, and if unsuccessful, will seek an appeal to the United States Supreme Court.

Aventis Animal Nutrition and five of the other major settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against sanofi-aventis and some of its subsidiaries is pending in Australia and the U.K. Investigations by antitrust authorities are pending in Brazil. In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

•    Methionine Antitrust Litigation

Sanofi-aventis has settled all direct purchaser civil claims brought in the U.S. against sanofi-aventis and its subsidiaries relating to methionine sales and has settled the majority of claims brought by indirect purchasers. Settlement negotiations are ongoing with the remaining U.S. indirect purchasers In connection with the sale of its animal nutrition business to CVC Capital Partners, sanofi-aventis retains liability arising out of these antitrust issues.

•    Cipro® Litigation

API is a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by the manner in which they settled a patent dispute regarding the brand-name prescription drug Cipro®. Watson Pharmaceuticals and Rugby Laboratories were named as defendants in most of these cases. Watson purchased Rugby from API. API agreed to defend and indemnify both Watson and Rugby. The United States District Court for the Eastern District of New York dismissed Watson from the federal consolidated cases. Sanofi-aventis believes that the potential damages that plaintiffs seek against Rugby and Watson (in the cases in which Watson remains a party) are duplicative of the damages that plaintiffs seek against sanofi-aventis in those cases. In March 2005, the District Court granted sanofi-aventis’s summary judgment motions, and issued a judgment in favor of sanofi-aventis and the other defendants in this litigation. Plaintiffs have appealed this decision

•    Lovenox® Antitrust Litigation

Subsequent to the decision of the U.S. District Court for the Central District of California holding the patent rights in the Lovenox® patent litigation to be unenforceable (see “Patents-Lovenox® Litigation”, below), on August 4, 2005, the Steamfitters Industry Welfare Fund and additional plaintiffs claiming to represent a purported class of indirect purchasers of Lovenox® filed a complaint alleging that Aventis Pharma S.A. and API had engaged in a scheme to monopolize the market for Lovenox® in violation of the Sherman Act and state consumer protection statutes. Plaintiffs seek to represent a class of persons having purchased Lovenox® since June 2003 and assert claims for triple damages based on alleged excess profits.

•    DDAVP® Antitrust Litigation

Subsequent to the decision of the U.S. District Court for the Southern District of New York holding the patent rights at issue in the DDAVP® tablet litigation to be unenforceable (see “Patents-DDAVP® Litigation”, below), in February 2005 Meijer, Inc. and Meijer Distribution, Inc. filed a complaint alleging that Ferring B.V. and API had engaged in a scheme to monopolize the market for DDAVP® tablets in violation of the Sherman Act. Meijer and Meijer Distribution seek to represent a class of persons having purchased DDAVP® tablets since December 2003 in a claim for triple damages based on alleged excess profits.

In February and March 2005, eight additional putative class actions were filed claiming injury as a result of Ferring B.V. and Aventis Pharmaceuticals Inc.’s alleged violations of the Sherman Act and the antitrust and deceptive trade practices statutes of several states. Each of these additional suits was filed in the Southern District of New York, and seeks to proceed on behalf of a putative class of direct or indirect purchasers of DDAVP® tablets. Defendants reached an agreement with plaintiffs to stay the antitrust litigation pending the outcome of the appeal of the patent case.

•    Cardizem® Antitrust Litigation

API, Andrx Pharmaceuticals, and in some cases Hoechst AG, are defendants in a number of lawsuits, now consolidated in the U.S. District Court for the Eastern District of Michigan, alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition by entering into an agreement in partial settlement of patent infringement litigation relating to Cardizem® CD. Plaintiffs included certain direct and indirect purchasers of Cardizem® CD, as well as the Attorneys General of 28 states and the District of Columbia and four Blue Cross Blue Shield plans. On June 8, 2000 the court granted the plaintiffs’ motion for partial summary judgment, ruling that the agreement between Andrx and API is a “per se” violation of U.S. antitrust laws. Damages issues were not addressed in the court’s ruling. The defendants appealed this ruling, but the appellate court affirmed and refused to reconsider its ruling.

Andrx sought a writ of certiorari from the United States Supreme Court. The court denied this request on October 12, 2004. API and Andrx reached settlements in an aggregate amount of approximately US$ 110 million in 2002, US$ 80 million in 2003 and US$ 8 million in 2004. A remaining appeal by a class member contesting the US$ 80 million Indirect Purchaser Class settlement of 2003 was rejected by the United States Supreme Court in May 2005, ending this litigation.

•    MCAA Industry Litigation and Investigation

All claims for compensation by purchasers of monochloroacetic acid (MCAA) filed against Hoechst in the U.S. and Canada have been settled. The EU Commission fined Hoechst €74 million in 2004. Hoechst has appealed this decision.

•    Brazilian Antitrust Claims

On August 4, 2003, the Secretariat of Economic Law issued a preliminary opinion, in which it concluded that, in 1999, certain sales managers from 21 pharmaceutical companies (including one representative from sanofi-aventis and one from Aventis Behring Ltda.) attended a sales meeting during which they engaged in anti-competitive acts, intended to prevent competition from certain generic products. The Secretariat of Economic Law finding is currently before the CADE (“Conselho Administrativo de Defesa Economica”), the second level of administrative review. Should the CADE adopt the Secretariat of Economic Law findings, the companies may contest this decision before the Courts. The General Attorneys of CADE have issued a legal opinion recommending the application of the minimum penalty. The public prosecutor’s legal opinion on the case was recently issued, mentioning that no concrete anticompetitive effect was identified, and recommending the case be filed. The case is now with the CADE representative responsible for issuing of a final report, and it will then be submitted for a decision at the Plenary level. Related civil proceedings have been filed by a public prosecutor. The defendants have presented their defenses, and the parties are awaiting a decision.

On February 23, 2005, two CADE representatives issued their votes in favor of a dismissal of the case based on a finding that the alleged cartel could not cause any kind of harm to competition. A third CADE representative requested additional time to analyze the case and issue his vote on the subject and the decision has been stayed pending review of the additional requested information .

•    Sorbates Industry Investigation

Hoechst, Nutrinova (a former subsidiary of Hoechst), and other sorbates manufacturers are defendants in U.S. civil actions by purchasers of sorbates and by certain State Attorneys General, alleging anticompetitive practices in the market for sorbates. Most claims have been settled.

In 2003, the European Commission imposed a fine of €99 million against Hoechst for participation in anticompetitive practices in the sorbates market. Hoechst has appealed this decision. Pursuant to the October 1999 demerger agreement between Hoechst and Celanese AG, Hoechst and Celanese will split any further costs and expenses from this matter in a ratio of 80/20 between them.

d) Other litigation and arbitration

•    Rhodia Shareholder Litigation

In January 2004, two minority shareholders of Rhodia and their respective investment vehicles filed claims before the Commercial Court of Paris against Aventis, to which sanofi-aventis is successor in interest, together with other defendants including former directors and statutory auditors of Rhodia at the time of the facts alleged, seeking a judgment holding them collectively liable for alleged management errors and for the alleged publication of misstatements at the time of and following Rhodia’s acquisition during the period 1999-2000 of the company Albright & Wilson. These shareholders seek a finding of joint and several liability for damages to be awarded to Rhodia in an amount of €925 million for alleged harm to the company (a derivative action), as well as personal claims of €4.3 million and €125.4 million for their own alleged individual losses. Sanofi-aventis contests both the substance and the eligibility of these claims. A first procedural hearing took place on June 8, 2004. In November 2004, the Court refused a motion by the defendants to join the claims before the Commercial Court of Paris. On January 18 and February 15, 2005, most defendants filed responses and several pre-trial motions, including for summary judgment. Sanofi-aventis is also aware of several criminal complaints filed in France by the same plaintiffs. Under French law, private litigation may be stayed pending resolution of related criminal complaints. Sanofi-aventis currently anticipates that, if they are not stayed by the criminal complaints mentioned above, the French civil cases could be tried by the Commercial Court of Paris in 2006.

On June 29, 2004, claims similar to the claims by Rhodia shareholders pending in France before the Commercial Court of Paris (Tribunal de Commerce de Paris) were filed in the Supreme Court of the State of New York on behalf of two Rhodia shareholders claiming damages of at least €60 million, in addition to unspecified punitive damages. On December 29, 2004, plaintiffs amended their original claims to encompass the formation of Rhodia in 1998 as well as the environmental and pension liabilities assumed by Rhodia. In April 2005, the court dismissed the case on the ground of the inconvenience of trying the case in New York (forum non conveniens). Plaintiffs are appealing this dismissal.

In addition to the shareholder litigation described above, sanofi-aventis is involved in litigation with Rhodia over environmental liability claims described below under the caption “Rhodia”.

•    Exubera® Alliance

On September 10, 2004, Pfizer formally notified sanofi-aventis that it had elected to cause the valuation of the parties’ interests in the Exubera® alliance to be determined and had selected and retained its investment bank based on the results of sanofi-aventis’ tender offers for Aventis. On February 3, 2005, Pfizer sent a similar notice based on the merger of Aventis with and into sanofi-aventis. Sanofi-aventis has replied to Pfizer’s formal notices of September 10, 2004 and February 3, 2005, and in each case reiterated sanofi-aventis’s position that no change in control has occurred under the terms of the global agreement. Without conceding or admitting that a change in control has occurred, sanofi-aventis has also notified Pfizer that sanofi-aventis had selected and retained its investment bank to value the parties’ respective interests in the Exubera® alliance.

Pfizer has commenced a lawsuit against sanofi-aventis in Germany, seeking a declaratory judgment that the acquisition of Aventis by sanofi-aventis constitutes a change in control under the Exubera® alliance. The district court in Frankfurt, Germany held a hearing on July 21, 2005. Sanofi-aventis currently anticipates that the district court will pronounce a decision on October 6, 2005.

Pfizer had also filed suit in the Supreme Court of the State of New York against the sanofi-aventis subsidiaries that are party to the global agreement, seeking a declaratory judgment that the acquisition of Aventis by sanofi-aventis constitutes a change in control under the global agreement. In May the court granted Pfizer’s motion for summary judgment, and sanofi-aventis is appealing this ruling.

•    Hoechst Shareholder Litigation

On December 21, 2004 the extraordinary General Meeting of sanofi-aventis’ German subsidiary Hoechst AG approved a resolution transferring the shares held by minority shareholders to sanofi-aventis for compensation of €56.20 per share. Certain minority shareholders filed claims contesting the validity of the resolution, preventing its registration with the commercial register of Frankfurt and entry into effect.

On July 12, 2005, this litigation was settled. As a consequence, the squeeze out has been registered in the commercial register making sanofi-aventis the sole shareholder of Hoechst AG.

According to the settlement agreement the cash compensation has been increased to €63.80 per share. The cash compensation is further increased by another €1.20 per share for those outstanding shareholders who inter alia waive in advance any increase of the cash compensation obtained through a Spruchverfahren (judicial appraisal proceeding) brought by former minority shareholders.

e) Contingencies Arising from Certain Business Divestitures

Sanofi-aventis and its subsidiaries, Hoechst and Aventis Agriculture, divested a variety of mostly chemical, including agro-chemical, businesses as well as certain health product businesses in previous years with customary indemnification obligations regarding the state of the sold businesses as well as specific indemnification obligations negotiated on a case-by-case basis.

•    Aventis Behring

The divestment of Aventis Behring and related protein therapies assets was effective on March 31, 2004. The purchase agreement contained customary representations and warranties running from sanofi-aventis as seller to CSL Limited as purchaser. Sanofi-aventis has indemnification obligations that generally remain in effect until March 31, 2006 (the second anniversary of the Closing Date). However some indemnification obligations have a longer duration, for instance indemnification related to the due organization, capital stock and ownership of Aventis Behring Companies runs through March 31, 2014, environmental indemnification through March 31, 2009, and product liability indemnification through March 31, 2019, subject to extension for claims related to types of product liability notified before such date. Furthermore for tax related issues sanofi-aventis indemnification obligation covers all taxable periods that end on or before the Closing Date and expires thirty days after the expiration of the applicable statute of limitations. In addition, the indemnification obligations relating to certain specified liabilities, including HIV liability, survive indefinitely.

Under the indemnification agreement, sanofi-aventis is generally to indemnify only to the extent indemnifiable losses exceed US$ 10 million and up to a maximum aggregate amount of US$ 300 million. For environmental claims the indemnification due by sanofi-aventis equals 90% of the indemnifiable losses. Product liability claims are generally treated separately, and the aggregate indemnification is capped at US$ 500 million. Certain indemnification obligations including those related to HIV liability as well as tax claims are not capped in amount.

•    Aventis CropScience

The sale by Aventis Agriculture and Hoechst of their aggregate 76% participation in Aventis CropScience Holding (“ACS”) to Bayer AG was effective on June 3, 2002. The Stock Purchase Agreement dated October 2, 2001 contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of €836 million, except for certain legal representations and warranties and specific environmental liabilities), taxes, certain legal proceedings, StarLink® corn, and with respect to certain pre-closing liabilities, in particular, product liability cases (subject to a cap of €418 million). In addition, the compensation of losses is restricted; in particular, there is in principle no compensation for loss of value and consequential damages, although specific rules apply in some instances. Additionally, Bayer AG is subject to a number of obligations regarding mitigation and cooperation. The regular limitation period for most representations and warranties ran until December 3, 2003. However, the legal representations and warranties only become time-barred in June 2012. All specific indemnifications provide for various specific periods of limitation.

On August 8, 2003, Bayer CropScience initiated arbitration proceedings in Germany against Aventis Agriculture and Hoechst. Bayer CropScience is a wholly owned subsidiary of Bayer AG, which acquired the ACS shares in June 2002. Bayer CropScience is seeking damages of approximately €157 million for an alleged breach of a financial statement-related representation contained in the Stock Purchase Agreement. A limited number of other outstanding claims related to representations and warranties of a type usual in transactions of this kind remain unresolved.

•    Aventis Animal Nutrition

Divestment of Aventis Animal Nutrition was effective in April 2002. The sale agreement contained customary representations and warranties. Sanofi-aventis’ indemnification obligations ran through April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). Under the indemnification agreement, sanofi-aventis is to indemnify up to a maximum aggregate amount of €150 million, except for certain environmental claims, which are capped at €223 million (resulting in a maximum aggregate cap of €373 million), and antitrust and tax claims for which indemnification obligations are not capped.

•    Messer Griesheim GmbH

Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66,7% participation in Messer Griesheim GmbH, the main closing occurred on April 30, 2001, with economic effect from August 31, 2000. All claims of purchaser under the representations and warranties of the agreement except those relating to tax and environmental matters were settled under an agreement entered into in July 2003. Several environmental claims are pending.

•    Celanese AG

The demerger of the specialty chemicals business Celanese AG became effective on October 22, 1999 with retroactive effect to midnight January 1/2, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. Ongoing are, however, the following indemnification obligations of Hoechst:

•

While all obligations of Hoechst (i) resulting from public law or (ii) pursuant to current or future environmental laws or (iii) vis-à-vis third parties pursuant to private or public law related to contamination (as defined) have been transferred to Celanese in full, Hoechst must compensate Celanese for two thirds of any such cost incurred by Celanese under these obligations.

•

To the extent Hoechst is liable to purchasers of certain of its divested businesses (as listed in the demerger agreement), Celanese must indemnify Hoechst, as far as environmental damages are concerned, for liabilities aggregating up to €250 million, liabilities exceeding such amount will be borne by Hoechst alone up to €750 million, and amounts exceeding €750 million will be borne 2/3 by Hoechst and 1/3 by Celanese without any further caps.

Compensation paid to third parties by Celanese under the aforementioned clause, through June 30, 2006, was significantly below the first threshold of €250 million.

•    Rhodia

In connection with the initial public offering of Rhodia in 1998, Aventis (then known as Rhône-Poulenc) entered into a general Indemnification Agreement and an Environmental Indemnification Agreement, each dated May 26, 1998 under which, subject to certain conditions, Rhodia is entitled to claim indemnification from Aventis (to which sanofi-aventis is the legal successor in interest) with respect to direct losses resulting from third party claims or public authority injunctions for environmental damages. Further to the negotiations that took place in 2002, and after authorization by the Management Board and Supervisory Board of Aventis, Aventis and Rhodia finalized a settlement agreement on March 27, 2003 under the terms of which (i) the parties settled all environmental claims in connection with the Environmental Indemnification Agreement, for an amount of €88 million (including an amount of approximately €57 million already paid in 2002 and 2003, and a last installment of approximately €31 million to be paid at the latest on June 30, 2007), and (ii) terminated the Environmental Indemnification Agreement. This amount of €31 million has been paid by Aventis in April 2004.

On December 29, 2004, Rhodia Inc., a U.S. subsidiary of Rhodia, filed a complaint against sanofi-aventis and Bayer CropScience Inc. (formerly Aventis CropScience Inc. prior to its acquisition by Bayer AG in 2002—for additional information, see “Aventis CropScience”, above) before the U.S. District Court for the District of New Jersey under the U.S. Comprehensive Environmental Response, Compensation and Liability Act, federal common law and New Jersey state law. Rhodia Inc. seeks to recover costs of an unspecified amount relating to a Rhodia Inc. site in Silver Bow, Montana owned and managed by Rhodia Inc. alone since its carve out from the Rhône-Poulenc Group in 1998.

On January 19, 2005, Rhodia announced that it was commencing “litigation or preliminary legal proceedings in the United States of America and Brazil against Sanofi-Aventis as former owner or operator of the Silver Bow […] and Cubatao (Brazil) sites to obtain compensation for environmental liabilities on these two sites.” On August 19, 2005, Rhodia-Brasil Ltda and Rhodia S.A. delivered to sanofi-aventis an assignation before the courts of Sao Paolo, Brasil in a claim for extra-contractual liability. The plaintiffs seek indemnification for alleged harm related to the Cubatao site amounting to approximately 120 million reals (about €41 million).

On April 13, 2005 Rhodia initiated an arbitration procedure seeking indemnification from sanofi-aventis for the financial consequences of the environmental liabilities and pension obligations that were allocated to Rhodia in the various operations leading to the formation of Rhodia in December 1997. The arbitral tribunal has been constituted and the Terms of Reference were signed on July 27, 2005.

Sanofi-aventis intends to defend these claims vigorously, and believes, inter alia, that the 2003 settlement agreement described above precludes Rhodia Inc. and Rhodia from seeking such indemnification.

•    Clariant—Specialty Chemicals Business

Hoechst conveyed its specialty chemicals business to Clariant AG pursuant to an 1997 agreement. While Clariant has undertaken to indemnify Hoechst from all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

•

Costs for environmental matters at the sites taken over directly or indirectly by Clariant and attributable to a specific activity of Hoechst or of a third party not related to the business transferred to Clariant are to be borne by Hoechst when the accumulated costs since the closing any year exceed a threshold amount for the then current year. The threshold increases annually from approximately €102 million in 1997/98 to approximately €816 million in the fifteenth year after the closing. Only the amount by which Clariant’s accumulated costs exceed the then-current year’s threshold must be compensated by Hoechst. No payments have yet become due under this rule.

•

Hoechst must indemnify Clariant without time limit (i) for costs attributable to four defined waste deposit sites in Germany which are located outside the sites taken over by Clariant (to the extent exceeding an indexed amount of approximately €20.5 million), (ii) for costs from certain locally concentrated pollutions in the sites taken over by Clariant but not caused by specialty chemicals activities in the past, and (iii) for 75% of the costs relating to a specific waste deposit site in Frankfurt, Germany.

•    InfraServ Höchst

By the Asset Contribution Agreement dated December 19/20, 1996 as amended on May 5, 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchst to InfraServ Höchst GmbH & Co KG. InfraServ Höchst agreed to indemnify Hoechst against environmental liabilities resulting from existing environmental damage, and Hoechst agreed to reimburse InfraServ for expenses related to a certain list of possible environmental damages at the Hoechst site up to approximately €143 million without a period of limitation. As a limited partner in InfraServ and as a former owner of the land Hoechst may still be liable for costs of remedial action in excess of this amount. InfraServ Höchst also agreed to indemnify Hoechst against liabilities with respect to certain landfills for which it received approximately €26 million. As a limited partner in InfraServ and as a former user of the landfills Hoechst may still be liable for costs of remedial action in excess of this amount.

•    DyStar

Hoechst held an interest of 35% in the DyStar group of companies, whose business is the manufacturing and marketing of textile dyestuffs. The other shareholders were Bayer Chemicals AG (35%) and BASF AG (30%). Hoechst, as well as Bayer and BASF, sold their interests to an investment vehicle of Platinum Equities LLP in August 2004. In addition to customary representations and warranties, the selling shareholders agreed to a guarantee on certain minimum purchases by the sellers from the DyStar group (including a certain minimum return to DyStar) within a period of four years following the closing. Purchasers have submitted claims related to environmental and tax matters.

•    Albemarle Litigation

In 1992, Rhône-Poulenc S.A. (RP, a predecessor company of sanofi-aventis) signed with Ethyl Overseas Development, now known as Albemarle, a Stock Purchase Agreement by which RP sold 100% of the share capital of Potasse et Produits Chimiques S.A. (PPC) to Ethyl. Under the terms of the Stock Purchase Agreement, RP agreed to indemnify Albemarle for and to hold it harmless from any claims, losses, damages, costs or any other present and prospective liabilities arising out of soil and/or groundwater contamination at the site of the Thann facility. The French Government following a study demonstrating such soil and groundwater contamination ordered Albemarle to undertake certain remedial actions. Having incurred costs in connection with the environmental claims of the French Government, Albemarle sought recovery from sanofi-aventis pursuant to the warranty stated in the Stock Purchase Agreement. The warranty stated in the Stock Purchase Agreement has no specified duration; therefore, sanofi-aventis holds that it is time-barred in accordance with the French commercial prescription of ten years. On April 2, 2004, Albemarle initiated arbitration proceedings in the International Chamber of Commerce in Paris against sanofi-aventis. Albemarle seeks the recovery from sanofi-aventis of all costs incurred so far in connection with the environmental claims of the French Government as well as a declaratory judgment against sanofi-aventis to hold it liable for all costs prospectively to be incurred by Albemarle in connection with such claims. In June 2004 the two parties appointed the Arbitral Tribunal, which determined the terms of reference of the procedure in September 2004. The first hearings in the case were held on June 22nd and June 23rd. The final decision of the arbitral tribunal is currently expected before the end of 2005.

D.18.     Personnel costs

Personnel costs break down as follows:

(€ million)	6 months to	6 months to
	June 30, 2005	June 30, 2004

Salaries	(2,275)	(734)

Social security charges	(546)	(206)

Agency staff	(75)	(22)

Share-based payment	(92)	(31)

Pension expense: defined-contribution plans	(91)	(32)

Pension expense: defined-benefit plans	(173)	(43)

Other employee benefits	(162)	(58)

Total	(3,414)	(1,126)

The Group had 95,969 employees at June 30, 2005 (vs. 96,439 at December 31, 2004 and 33,743 at June 30, 2004).

Employee numbers by function are as follows:

	June 30,	December 31,	June 30,
	2005	2004	2004

Research and development	17,060	17,191	7,196

Sales force	34,329	32,888	11,907

Production	30,747	30,735	7,826

Other	13,833	15,625	6,814

Total	95,969	96,439	33,743

The increase between June and December 2004 was due to the first-time consolidation of Aventis, which employed 63,658 people at December 31, 2004.

D.19.     Other current operating income

Other current operating income comprises the following items:

(€ million)	June 30,	June 30,
	2005	2004

Share of profits received from alliance partners	99	-

Net foreign exchange gain on operating items	6	37

Other	28	-

Total	133	37

The share of profits received from alliance partners includes the alliance with Procter & Gamble Pharmaceuticals for the development and marketing of Actonel on a worldwide basis excluding Japan (see note D.4.).

D.20.     Other current operating expenses

Other current operating expenses mainly comprise shares of profits due to alliance partners:

•	the 2004 figure relates primarily to alliances with Japanese partners (€6 million);
•	the 2005 figure relates to alliances with Teva, Almirall, Merck and Tavonic (€64 million).

D.21.     Restructuring costs

Restructuring costs mainly comprise employee-related charges (€521 million) and compensation for early termination of leases and other contracts (€96 million), plus other costs totaling €21 million.

D.22.     Other operating income and expenses

Other operating income and expenses for the six months to June 30, 2005 and 2004 comprise:

(€ million)	June 30,	June 30,
	2005	2004

Net gains on disposals	6	9

Other items	1	-

Total	7	9

D.23.     Financial income and expenses

The tables below show the main components of financial income and expenses:

D.23.1.  Financial income

(€ million)	June 30,	June 30,
	2005	2004

Interest income	40	29

Foreign exchange gains (non-operating)	38	(8)

Other items	22	21

Total financial income	100	42

D.23.2.  Financial expenses

(€ million)	June 30,	June 30,
	2005	2004

Interest expense on debt	(250)	(14)

Unwinding of discount on provisions	(23)	(1)

Impairment losses on financial assets	(23)

Other items	(9)	(18)

Total financial expenses	(305)	(33)

D.24.     Income tax expense

Income tax expense for the six months to June 30, 2005 and June 30, 2004 breaks down as follows:

(€ million)	June 30,	June 30,
	2005	2004

Income before tax and associates	1,268	1,549

Income tax expense	(232)	(500)

The table below gives an analysis of the effective tax rate for the six months ended June 30, 2005 and June 30, 2004:

	6 months to	6 months to
	June 30, 2005	June 30, 2004

Full-year effective tax rate before impact of amortization and impairment of intangible assets other than software	29.5%	32.6%

Impact of amortization and impairment of intangible assets other than software	-11.2%	-0.3%

Estimated effective tax rate	18.3%	32.3%

The change in the effective tax rate was mainly a result of amortization and impairment expenses charged against intangible assets (other than software) that were remeasured at fair value as part of the Aventis purchase price allocation. Deferred taxes arising on these amortization and impairment expenses are calculated at a higher average effective tax rate than that arising on income excluding these expenses.

D.25.  Segment information

D.25.1.  Business segments

The Group operates in the Pharmaceuticals and Human Vaccines segments. The Pharmaceuticals segment comprises the prescription drugs business, plus the following investments in associates and joint ventures: Financière des Laboratoires de Cosmétologie Yves Rocher, Merial, Wacker Chemie and Infraserv Hoechst. The Human Vaccines segment consists of the operations of sanofi-pasteur.

Results by business segment

The table below shows key income statement indicators by business segment:

(€ million)	6 months to June 30 2005			6 months to June 30, 2004
	Pharma-	Vaccines	Sanofi-	Pharma-	Vaccines	Sanofi-
	ceuticals		aventis	ceuticals		aventis
			consolidated			consolidated

Net sales	12,402	702	13,104	4,394	-	4,394

Other revenues	523	25	548	324	-	324

Research and development expenses	(1,771)	(131)	(1,902)	(707)	-	(707)

Selling and general expenses	(3,765)	(184)	(3,949)	(1,393)	-	(1,393)

Amortization of intangibles	(1,835)	(135)	(1,970)	(67)	-	(67)

Operating income – current	2,343	(133)	2,210	1,531	-	1,531

Operating income	1,607	(134)	1,473	1,540	-	1,540

Financial expenses	(280)	(25)	(305)	(33)	-	(33)

Financial income	95	5	100	42	-	42

Income tax expense	(294)	62	(232)	(500)	-	(500)

Share of profit/loss of associates (1)	217	(9)	208	183	-	183

Consolidated net income	1,188	(101)	1,087	1,115	-	1,115

Adjusted net income (2)	2,879	89	2,968	1,115	-	1,115

(1)	Financial information relating to associates is included in the “Pharmaceuticals” segment, except for associates specifically allocated to the Human Vaccines segment
(2)	See below for a definition of adjusted net income, which is not subject to limited review by the auditors

Adjusted net income

Adjusted net income as disclosed for segment reporting purposes is a non-GAAP financial measure, defined as net income adjusted to exclude (i) the material impacts of purchase accounting for the Aventis acquisition and (ii) certain acquisition-related costs.

Management uses adjusted net income as an internal performance indicator, as a significant factor in establishing the variable portion of employee remuneration, and as the basis for determining dividend policy.

The main adjustments between net income and adjusted net income are:

-	elimination of the charge arising from the workdown of inventories remeasured at fair value, net of tax;

-	elimination of amortization and impairment expense charged against Aventis intangible assets, net of tax and minority interests (acquired in-process R&D and acquired product rights);

-	elimination of expenses due to the effect of the Aventis acquisition on associates (workdown of acquired inventories, amortization of intangible assets, and any impairment of goodwill);

-	elimination of acquisition-related integration and restructuring costs, net of tax, whenever they are specific to the operation;

-	elimination of any impairment of the goodwill arising on the acquisition of Aventis.

The table below reconciles consolidated net income to adjusted net income for the six months ended June 30, 2005:

(€ million)	6 months to June 30, 2005
Consolidated net income	1,087

Material impacts of application of purchase accounting to Aventis deal

■ elimination of expense arising from workdown of acquired inventories remeasured at fair value, net of tax	171
■ elimination of amortization and impairment of Aventis intangible assets, net of tax and minority interests	1,252
■ elimination of charges arising from the impact of the Aventis acquisition on associates (workdown of acquired inventories, amortization of intangible assets and impairment of goodwill)	61
■ elimination of acquisition-related integration and restructuring costs, net of tax	397
■ elimination of impairment of goodwill arising on the acquisition of Aventis	-

Adjusted consolidated net income (unaudited)	2,968

Assets and liabilities by business segment

The split of assets and liabilities by business segment is as follows:

(€ million)	June 30, 2005			December 31, 2004
	Pharma- ceuticals	Vaccines	Sanofi-aventis consolidated	Pharma- ceuticals	Vaccines	Sanofi-aventis consolidated
Investments in associates *	2,415	594	3,009	2,322	609	2,931
Segment assets	74,607	6,273	80,880	72,090	5,930	78,020
Unallocated assets	-	-	5,424	-	-	4,456
Total assets	77,022	6,867	89,313	74,412	6,539	85,407

Acquisitions of property, plant & equipment and intangibles	422	85	507	680	43	723

Segment liabilities	15,069	609	15,678	13,936	672	14,608
Unallocated liabilities	-	-	29,021	-	-	29,276
Total liabilities	15,069	609	44,699	13,936	672	43,884

*	Financial information relating to associates is included in the “Pharmaceuticals” segment, except for associates specifically allocated to the Human Vaccines segment

Acquisitions of property, plant and equipment and intangibles include assets acquired in business combinations.

Inter-segment transactions are immaterial. Inter-segment transfer prices are determined on an arm’s length basis.

D.26. Post balance sheet events

D.26.1. Repurchase of Hoechst AG minority shareholders

On July 12, 2005, Hoechst AG, a German subsidiary of sanofi-aventis, reached a settlement with certain minority shareholders who opposed the compulsory buyout of their shares (see Note D.17). Under the terms of the settlement, the offer price was raised to €63.80 per share. In addition, a supplement of €1.20 per share was offered to minority shareholders who (among other conditions) had waived any right to increased consideration under a Spruchverfahren legal valuation procedure.

D.26.2. Acquisition of commercial rights to Plavix® in Japan

On July 5, 2005, sanofi-aventis Japan acquired all commercial rights for Plavix® (clopidogrel) in Japan from Daiichi Pharmaceuticals Co. Ltd. and a jointly held partnership. Given their long-standing partnership, both parties will in future collaborate in the manufacturing and co-promotion of Plavix® to ensure the success of the product in Japan.

D.26.3. Disposal of the interest in Wacker-Chemie GmbH

On August 5, 2005, sanofi-aventis subsidiary Hoechst AG sold its remaining interest in Wacker-Chemie GmbH to a company linked to the Wacker family.

E.        IFRS RECONCILIATION NOTE

E.1.     Reconciliation at January 1, 2004

E.1.1.  Note on the reconciliation of the balance sheet

The table below shows the impact of transition to IFRS on the balance sheet at the transition date.

(€ million)	December 31, 2003 French GAAP	IFRS transition adjustments and reclassifications	January 1, 2004 IFRS
ASSETS
Property, plant and equipment	1,449	-	1,449
Goodwill	124	-	124
Intangible assets	897	26	923
Investments in associates	126	161	287
Financial assets – non-current	116	(44)	72
Deferred tax assets	472	46	518
Non-current assets	3,184	189	3,373
Inventories	799	(1)	798
Accounts receivable	1,491	(44)	1,447
Other current assets	897	(127)	770
Financial assets – current	2,980	(458)	2,522
Cash and cash equivalents	398	(12)	386
Current assets	6,565	(642)	5,923

TOTAL ASSETS	9,749	(453)	9,296

LIABILITIES & EQUITY
Shareholders’ equity	6,323	(713)	5,610
Minority interests	18	50	68
Total equity	6,341	(663)	5,678
Long-term debt	53	-	53
Provisions and other non-current liabilities	754	151	905
Deferred tax liabilities	9	89	98
Non-current liabilities	816	240	1,056
Accounts payable and accrued expenses	657	(17)	640
Other current liabilities	1,620	(13)	1,607
Short-term debt and current portion of long-term debt	315	-	315
Current liabilities	2,592	(30)	2,562

TOTAL LIABILITIES & EQUITY	9,749	(453)	9,296

Balance sheet reconciliation at January 1, 2004

(€ million)	Elimination of treasury shares	Fair value of financial instruments	Discounting of long-term provisions	Deferred taxes	Share-based payment	Actuarial losses on pension obligations	Capitalization of acquired and internal R&D	Other adjustments	BMS reclassifications	Total IFRS transition adjustments and reclassifications

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
ASSETS
Property, plant and equipment	-	-	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-	-	-
Intangible assets	-	-	-	-	-	-	26	-	-	26
Investments in associates	-	-	-	-	-	-	-	7	154	161
Financial assets – non-current	-	6	-	-	-	(50)	-	-	-	(44)
Deferred tax assets	-	2	-	(21)	-	68	(3)	-	-	46
Non-current assets	-	8	-	(21)	-	18	23	7	154	189
Inventories	-	-	-	-	-	-	-	(1)	-	(1)
Accounts receivable	-	(21)	-	-	-	-	-	(23)	-	(44)
Other current assets	-	(24)	-	-	-	-	-	-	(103)	(127)
Financial assets – current	(613)	156	-	-	-	-	-	(1)	-	(458)
Cash and cash equivalents	-	-	-	-	-	-	-	(12)	-	(12)
Current assets	(613)	111	-	-	-	-	-	(37)	(103)	(642)

TOTAL ASSETS	(613)	119	-	(21)	-	18	23	(30)	51	(453)

LIABILITIES & EQUITY
Shareholders’ equity	(628)	76	4	(44)	-	(139)	17	1	-	(713)
Minority interests	-	-	-	-	-	-	-	(1)	51	50
Total equity	(628)	76	4	(44)	-	(139)	17	-	51	(663)
Long-term debt	-	-	-	-	-	-	-	-	-	-
Provisions and other non-current liabilities	-	-	(6)	-	-	157	-	-	-	151
Deferred tax liabilities	15	43	2	23	-	-	6	-	-	89
Non-current liabilities	15	43	(4)	23	-	157	6	-	-	240
Liabilities related to operations held for sale	-	-	-	-	-	-	-	-	-	-
Accounts payable and accrued expenses	-	8	-	-	-	-	-	(25)	-	(17)
Other current liabilities	-	(8)	-	-	-	-	-	(5)	-	(13)
Short-term debt, current portion of long-term debt	-	-	-	-	-	-	-	-	-	-
Current liabilities	-	-	-	-	-	-	-	(30)	-	(30)

TOTAL LIABILITIES & EQUITY	(613)	119	-	(21)	-	18	23	(30)	51	(453)

IFRS transition adjustments had the effect of reducing Shareholders’ equity by €713 million and increasing Minority interests by €50 million at the transition date.

(1)

The carrying amount of treasury shares (net of provisions for impairment), i.e. €613 million, was deducted from Shareholders’ equity, along with the related increase of €15 million in Deferred tax liabilities.

(2)

Recognition of financial instruments at fair value increased financial assets by €117 million. After an increase of €41 million in deferred tax liabilities, the net increase in Shareholders’ equity was €76 million.

This increase related to derivative instruments (€111 million, in current assets) and to available-for-sale financial assets (€6 million, in Financial assets – non-current). Derivative instruments were reclassified in order to present the impact of their remeasurement on assets or on liabilities as appropriate.

(3)	Discounting of long-term provisions resulted in an adjustment to Provisions and other non-current liabilities of €6 million, with a related deferred tax liability of €2 million.

(4)

The deferred tax adjustment was mainly due to the recognition of deferred taxes on temporary differences arising on investments in associates and joint ventures. This led to an increase in Deferred tax liabilities of €23 million and a reduction in Deferred tax assets of €21 million.

(5)

Share-based payment had no impact on shareholders’ equity in the opening balance sheet because the expense (related to the fair value of stock option plans) charged to the income statement was taken against shareholders’ equity.

For information purposes, the cumulative value of services received from employees under stock option plans not wholly vested as of January 1, 2004 was estimated at €131 million.

(6)

As permitted by IFRS 1, the Group recognized all previously unrecognized actuarial gains and losses related to pensions, other post-employment benefits and jubilees. This led to an increase of €157 million in Provisions and other non-current liabilities and a decrease of €50 million in the receivable recorded in respect of overfunding of pension plans in Financial assets – non current. Together with a deferred tax asset of €68 million, the recognition of actuarial gains and losses resulted in a net reduction in Shareholders’ equity of €139 million.

(7)

As of the transition date, the Group capitalized internal second-generation process development costs meeting IAS 38 criteria, milestone payments related to external research and development projects, and acquired generics files; the total amount of €26 million (net of amortization) was recorded in Intangible assets. The Group recognizes milestone payments for external in-process research and development whatever the phase, provided that they give a right to compounds under development or access to specific technologies or databases. Amortization begins as of the date regulatory marketing approval is obtained. After the related €9 million deferred tax effect, the net impact of the capitalization of research and development expenses on Shareholders’ equity amounted to €17 million.

(8)	Other adjustments relate to :

•	The combined negative effect of all the adjustments described above on Minority interests, amounting to €1 million.

•

The effect of the adoption of the equity method of accounting for joint ventures, previously consolidated by the proportionate method. Consolidated amounts relating to these entities were reclassified in the balance sheet to Investments in associates, increasing this item by €7 million (with no impact on shareholders’ equity).

(9)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•	The share of net assets attributable to BMS, relating to entities majority-owned by sanofi-aventis, was reclassified under Minority interests (€51 million).

•	The share of net assets attributable to sanofi-aventis, relating to entities majority-owned by BMS, was reclassified under Investments in associates (€154 million).

E.1.2.  Note on the reconciliation of shareholders’ equity at January 1, 2004

(€ million)	Share capital	Additional paid-in capital, reserves & retained earnings	Treasury shares	Stock options	Items recognized directly in equity	Translation differences	Total sanofi- aventis	Minority interests	Total equity
Balance at January 1, 2004 – French GAAP	1,466	7,269	(2,008)	-	-	(404)	6,323	18	6,341

Reclassification of cumulative translation differences at transition date	-	(404)	-	-	-	404	-	-	-

Elimination of treasury shares (IAS 32)	-		(628)	-	-	-	(628)	-	(628)

Fair value of financial instruments (IAS 39)

■ Available-for-sale financial assets: fair value remeasurement	-	-	-	-	4	-	4	-	4

■ Derivative instruments: fair value remeasurement	-	6	-	-	66	-	72	-	72

Discounting of long-term provisions (IAS 37)	-	4	-	-	-	-	4	-	4

Deferred taxes (IAS 12)	-	(44)	-	-	-	-	(44)	-	(44)

Share-based payment (IFRS 2)	-	(131)	-	131	-	-	-	-	-

Actuarial losses on pension obligations recognized in equity (IFRS 1)	-	(139)	-	-	-	-	(139)	-	(139)

Capitalization of research and development (IAS 38)	-	17	-	-	-	-	17	-	17

Other adjustments	-	1	-	-	-	-	1	(1)	-
BMS reclassification	-	-	-	-	-	-	-	51	51

Total IFRS transition adjustments and reclassifications	-	(690)	(628)	131	70	404	(713)	50	(663)

Balance at January 1, 2004 – IFRS	1,466	6,579	(2,636)	131	70	-	5,610	68	5,678

E.2.     Reconciliation at December 31, 2004

E.2.1.  Note on the reconciliation of the balance sheet at December 31, 2004

(€ million)	December 31, 2004 French GAAP	IFRS transition adjustments and reclassifications, and revisions of estimates (1)	December 31, 2004 IFRS
ASSETS
Property, plant and equipment	5,886	6	5,892
Goodwill	23,475	4,863	28,338
Intangible assets	29,600	3,629	33,229
Investments in associates	2,404	527	2,931
Financial assets – non-current	940	30	970
Deferred tax assets	1,925	159	2,084
Non-current assets	64,230	9,214	73,444
Inventories	3,058	(26)	3,032
Accounts receivable	4,501	(47)	4,454
Other current assets	2,442	(453)	1,989
Financial assets – current	673	(25)	648
Cash and cash equivalents	1,851	(11)	1,840
Current assets	12,525	(562)	11,963

TOTAL ASSETS	76,755	8,652	85,407

LIABILITIES & EQUITY
Shareholders’ equity	35,590	5,471	41,061
Minority interests	359	103	462
Total equity	35,949	5,574	41,523
Long-term debt	8,638	16	8,654
Provisions and other non-current liabilities	5,768	1,161	6,929
Deferred tax liabilities	11,395	1,728	13,123
Non-current liabilities	25,801	2,905	28,706
Accounts payable and accrued expenses	2,765	(16)	2,749
Other current liabilities	4,852	189	5,041
Short-term debt and current portion of long-term debt	7,388	-	7,388
Current liabilities	15,005	173	15,178

TOTAL LIABILITIES & EQUITY	76,755	8,652	85,407

(1) Revisions to estimates of the fair value of the identifiable assets, liabilities and contingent liabilities of Aventis (see Note D.1.2)

Balance sheet reconciliation at December 31, 2004

(€ million)	Elimination of treasury shares (1)	Fair value of financial instruments (2)	Discounting of long-term provisions (3)	Deferred taxes (4)	Share- based payment (5)	Actuarial losses on pension obligations (6)	Capitalization of acquired and internal R&D (7)	Capitalization of Aventis R&D (8)	Amortization of Aventis R&D (9)	Goodwill on acquisition of Aventis (10)	Elimination of goodwill amortization (11)	Other adjustments (12)	BMS reclassification (13)	Total IFRS adjustments and reclassifications and revisions of estimates
ASSETS
Property, plant and equipment	-	-	-	-	-	-	-	-	-	6	-	-	-	6
Goodwill	-	-	-	-	-	-	-	-	-	4,579	284	-	-	4,863
Intangible assets	-	-	-	-	-	-	52	4,748	(85)	(1,086)	-	-		3,629
Investments in associates	-	-	-	-	-	-	-	289	-	67	4	8	159	527
Financial assets - non-current	-	111	-	-	-	(50)	-	-	-	(31)	-	-	-	30
Deferred tax assets	-	(25)	-	(32)	-	61	(3)	-	-	158	-			159
Non-current assets	-	86	-	(32)	-	11	49	5,037	(85)	3,693	288	8	159	9,214
Inventories	-	-	-	-	-	-	-	-	-	(25)	-	(1)	-	(26)
Accounts receivable	-	(28)	-	-	-	-	-	-	-	2	-	(21)	-	(47)
Other current assets	-	(482)	-	-	-	-	-	-	-	119	-	(1)	(89)	(453)
Financial assets – current	(624)	573	-	-	-	-	-	-	-	27	-	(1)	-	(25)
Cash and cash equivalents	-	-	-	-	-	-	-	-	-	-	-	(11)	-	(11)
Current assets	(624)	63	-	-	-	-	-	-	-	123	-	(35)	(89)	(562)

TOTAL ASSETS	(624)	149	-	(32)	-	11	49	5,037	(85)	3,816	288	(27)	70	8,652

LIABILITIES & EQUITY
Shareholders’ equity	(638)	125	3	7	-	(128)	34	5,060	(53)	770	288	3	-	5,471
Minority interests	-	-	-	-	-	-	-	-	-	34	-	(1)	70	103
Total equity	(638)	125	3	7	-	(128)	34	5,060	(53)	804	288	2	70	5,574
Long-term debt	-	16	-	-	-	-	-	-	-	-	-	-	-	16
Provisions & other non-current liabilities	-	-	(5)	-	-	139	-	-	-	1,027	-	-	-	1,161
Deferred tax liabilities	14	29	2	(405)	-	-	15	(23)	(32)	2,128	-	-		1,728
Non-current liabilities	14	45	(3)	(405)	-	139	15	(23)	(32)	3,155	-	-		2,905
Accounts payable and accrued expenses	-	8	-	-	-	-	-	-	-	-	-	(24)	-	(16)
Other current liabilities	-	(29)	-	366	-	-	-	-	-	(143)	-	(5)	-	189
Current liabilities	-	(21)	-	366	-	-	-	-	-	(143)	-	(29)	-	173

TOTAL LIABILITIES & EQUITY	(624)	149	-	(32)	-	11	49	5,037	(85)	3,816	288	(27)	70	8,652

IFRS transition adjustments increased Shareholders’ equity by €5,471 million and Minority interests by €103 million at December 31, 2004.

(1)

The carrying amount of treasury shares (net of provisions for impairment), i.e. €624 million, was deducted from Shareholders’ equity, along with the related increase of €14 million in Deferred tax liabilities.

(2)

Recognition of financial instruments at fair value impacted a number of balance sheet items. The overall net impact, after a deferred tax effect of €54 million, was to increase Shareholders’ equity by €125 million.

Derivative instruments were reclassified in order to present the impact of their remeasurement on assets or on liabilities as appropriate.

The increase in the fair value of financial assets related to:

•

Derivative instruments: €11 million in Financial assets – non-current related to a specific derivative (contingent payment arising on the disposal of Aventis Behring), and €63 million for instruments classified in current assets related to currency and interest rate hedges.

•

Available-for-sale financial assets, classified in Financial assets – non-current. The total adjustment of €100 million includes an increase of €69 million in the fair value of the investment in Rhodia.

The €16 million increase in Long-term debt relates to the reclassification of the 1983 participating shares from other equity instruments to debt.

(3)	Discounting of long-term provisions resulted in a negative adjustment of €5 million to Provisions and other non-current liabilities, and a deferred tax liability of €2 million.

(4)

The deferred tax adjustment was mainly due to the recognition of deferred taxes on taxable temporary differences arising on investments in associates and joint ventures. This led to a €39 million decrease in Deferred tax liabilities and a €32 million decrease in Deferred tax assets.

The other changes in Deferred tax liabilities consisted of reclassifications with Other current liabilities amounting to €366 million.

(5)

Recognition of share-based payment had no impact on shareholders’ equity because the expense of €112 million (related to the fair value of stock option plans) charged to the income statement was taken against shareholders’ equity.

(6)

At the transition date, the Group recognized all previously unrecognized actuarial gains and losses directly in Shareholders’ equity. Consequently, the amortization of previous actuarial gains and losses was eliminated from the income statement in 2004. As at December 31, 2004, the impact on Provisions and other non-current liabilities was an increase of €139 million, while there was a reduction of €50 million in the receivable recorded in respect of overfunding of pension plans in Financial assets – non-current.

(7)

The effect of capitalizing milestone payments on external research and development projects, payments made to acquire generics files, and internal second-generation process development costs in Intangible assets amounted to €52 million (net of amortization) as at December 31, 2004. Virtually all the milestones capitalized relate to compounds under development, which means that the related intangible asset is not yet being amortized. Net of an €18 million tax effect, the impact on Shareholders’ equity of applying IAS 38 to research and development is €34 million.

(8)

In accounting for the business combination with Aventis under IFRS, sanofi-aventis capitalized acquired in-process research and development that had been expensed under French GAAP. At December 31, 2004, capitalized in-process research and development in the balance sheet (including the effect of translation differences) amounted to €4,748 million in Intangible assets and €289 million in Investments in associates.

(9)

In 2004, sanofi-aventis started to amortize the portion of in-process research and development acquired through the business combination with Aventis that related to projects for which regulatory marketing approval had been obtained since the date of the combination (August 20, 2004). This amortization generated a reduction of €14 million in Intangible assets. In addition, termination of a research and development agreement contracted by the former Aventis group led to the recognition of an impairment loss of €71 million against the related in-process research and development.

(10)

The recalculation of goodwill under IFRS and a revision of certain aspects of the purchase price allocation, led to an increase of €4,579 million in goodwill at December 31, 2004 (including the effect of translation differences but before elimination of amortization – see item 11 below). This increase in goodwill was matched mainly by tax effects and by the fair value of Aventis stock option plans.

The difference between goodwill under French GAAP and goodwill under IFRS at the date of the combination with Aventis (August 20, 2004) was as follows (€ million):

•	Goodwill under French GAAP (1)	24,654

•	Goodwill under IFRS	29,490

•	Increase in goodwill under IFRS (based on price at August 20, 2004)	4,836
(1) Includes €715 million on the December 23, 2004 merger of Aventis into sanofi-aventis.

This increase breaks down into the following components (€ million):

•	Deferred tax liability on acquired in-process R&D capitalized under IFRS	1,862

•	Fair value of Aventis stock option plans vested or exercisable at August 20, 2004	746

•	Deferred taxes on taxable temporary differences, mainly related to investments in associates	305

•	Impact of revised estimate of intangible assets (1)	1,229

•	Increase in provisions for risks and for pension obligations (1)	916

•	Revised estimate of investments and contracts relating to intangible rights (1)	(187)

•	Deferred tax effect of revised estimates of assets and liabilities (1)	(662)

•	Additional tax cost of distribution of acquired reserves	539

•	Other items	88

		4,836

(1) Following the review of the allocation of the Aventis purchase price conducted in 2005 (within the 12-month revision period allowed under IFRS 3), sanofi-aventis has revised certain fair value of identifiable assets, liabilities and contingent liabilities, thereby also adjusting the amount of goodwill.

The adjustment to goodwill was mainly due to (i) higher provisions for environmental and tax risks, litigation and for pension obligations (€ 916 million) identified as a result of further analysis and (ii) a revised estimate of the value of acquired rights to certain products previously marketed by the former Aventis group (€1,229 million), plus the deferred tax effect of these items.

(11)

Under IFRS, sanofi-aventis eliminated goodwill amortization, giving a positive impact of €288 million. Of this, €8 million related to goodwill arising prior to August 20, 2004 and €280 million to the combination with Aventis (including €4 million related to associates and joint ventures of the former Aventis group).

(12)	Other adjustments related to:

•	The combined negative effect of all the adjustments described above on Minority interests, amounting to €1 million.

•

The effect of the adoption of the equity method of accounting for joint ventures, previously consolidated by the proportionate method. Consolidated amounts relating to these entities were reclassified in the balance sheet to Investments in associates, increasing this item by €8 million (with no impact on shareholders’ equity).

(13)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•	The share of net assets attributable to BMS, relating to entities majority-owned by sanofi-aventis, was reclassified under Minority interests (€70 million).

•	The share of net assets attributable to sanofi-aventis, relating to entities majority-owned by BMS, was reclassified under Investments in associates (€159 million).

E.2.2.    Note on the reconciliation of the 2004 consolidated income statement

The consolidated income statement includes the results of Aventis from August 20, 2004.

(€ million)	Year ended Dec. 31, 2004 French GAAP		IFRS reclassifications	IFRS transition adjustments	Year ended Dec. 31, 2004 IFRS
Net sales	15,043		(84)	(88)	14,871

Other revenues	-		856	6	862

Cost of sales	(3,753)		(689)	3	(4,439)

Gross profit	11,290		83	(79)	11,294

Research and development expenses	(7,455)		-	5,066	(2,389)

Selling and general expenses	(4,500)		(83)	(17)	(4,600)

Other current operating income	360		(182)	(2)	176

Other current operating expenses	-		-	-	-

Amortization of intangibles	-		(1 563)	(18)	(1,581)

Operating income – current	(305)		(1 745)	4,950	2,900

Restructuring costs	-		(608)	(71)	(679)

Impairment of property, plant & equipment and intangibles	-		-	-	-

Other operating income and expenses	-		206	(1)	205

Operating income	(305)		(2,147)	4,878	2,426

Amortization and impairment of intangibles *	(1,563)		1 563	-	-

Financial expenses	(230)		-	(9)	(239)

Financial income	255		(142)	11	124

Income before tax and associates	(1,843)		(726)	4,880	2,311

Exceptional items *	(402)		402	-	-

Income tax expense	(819)		220	120	(479)

Share of profit/loss of associates	(261)		361	309	409

Goodwill amortization *	(292)		-	292	-

Net income before minority interests	(3,617)		257	5,601	2,241

Minority interests	7		(257)	(5)	(255)

CONSOLIDATED NET INCOME	(3,610)		-	5,596	1,986

* This item is not included in the IFRS income statement presentation

Earnings per share attributable to sanofi-aventis shareholders
- Basic earnings per share	(3.91)	(1)			2.18	(2)
- Diluted earnings per share	(3.91)	(1)			2.17	(3)

(1)	923,286,539 shares under French GAAP
(2)	910,261,740 shares under IFRS
(3)	914,778,793 shares under IFRS

E.2.2.1. IFRS reclassifications (year ended December 31, 2004)

(€ million)	Reclassification of amortization & impairment of intangibles	Reclassification of exceptional items	Reclassification of pharmaceutical industry levies	Reclassification of royalty income	BMS reclassification	Reclassification of operating forex gains & losses	Total IFRS reclassifications

	(1)	(2)	(3)	(4)	(5)	(6)
Net sales	-	-	(84)	-	-	-	(84)

Other revenues	-	-	-	856	-	-	856

Cost of sales	-	-	167	(856)	-	-	(689)

Gross profit	-	-	83	-	-	-	83

Research and development expenses	-	-	-	-	-	-	-

Selling and general expenses	-	-	(83)	-	-	-	(83)

Other current operating income	-	-	-	-	(324)	142	(182)

Other current operating expenses	-	-	-	-	-	-	-

Amortization of intangibles	(1,563)	-	-	-	-	-	(1,563)

Operating income – current	(1,563)	-	-	-	(324)	142	(1,745)

Restructuring costs	-	(608)	-	-	-	-	(608)

Impairment of property, plant & equipment and intangibles	-	-	-	-	-	-	-

Other operating income and expenses	-	206	-	-	-	-	206

Operating income	(1,563)	(402)	-	-	(324)	142	(2,147)

Amortization and impairment of intangibles *	1,563	-	-	-	-	-	1,563

Financial expenses	-	-	-	-	-	-	-

Financial income	-	-	-	-	-	(142)	(142)

Income before tax and associates	-	(402)	-	-	(324)	-	(726)

Exceptional items *	-	402	-	-	-	-	402

Income tax expense	-	-	-	-	220	-	220

Share of profit/loss of associates	-	-	-	-	361	-	361

Goodwill amortization *	-	-	-	-	-	-	-

Net income before minority interests	-	-	-	-	257	-	257

Minority interests	-	-	-	-	(257)	-	(257)

Consolidated net income	-	-	-	-	-	-	-

*	This item is not included in the IFRS income statement presentation

Sanofi-aventis made the following reclassifications in order to present its income statement in accordance with IFRS, with no impact on consolidated net income.

(1)	Amortization and impairment of intangible assets, recorded below Operating income under French GAAP, were reclassified to Operating income – current, reducing this item by €1,563 million.

(2)

Exceptional items, representing a net expense of €402 million under French GAAP, were reclassified to Restructuring costs (€608 million expense) and Other operating income and expenses (€206 million income).

The €206 million reclassified to Other operating income and expenses related mainly to the gain on the divestment of Arixtra, Fraxiparine and related assets.

(3)

Pharmaceutical industry levies that are in substance reductions in the consideration of the seller (i.e. rebates), previously recognized in Cost of sales, were reclassified as a reduction of Net sales. This treatment applies mainly to levies paid in Germany, Italy and Austria, and to some levies paid in France; the total amount was €84 million. All other levies, which are in substance taxes, were reclassified to Selling and general expenses, the amount involved being €83 million.

(4)

Royalty income under license agreements related to continuing operations, amounting to €856 million, was reclassified to Other revenues. This income was previously accounted for as a reduction in Cost of sales.

(5)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•

The share of net assets attributable to BMS relating to co-promotion in territories covered by entities majority-owned by sanofi-aventis (€257 million) was reclassified to Minority interests. Given that BMS receives a share of pre-tax profits, there was no tax effect.

•

The share of co-promotion profits attributable to sanofi-aventis for territories covered by entities majority-owned by BMS was reclassified to Share of profit/loss of associates (€581 million, minus a tax effect of €220 million).

(6)

Realized and unrealized foreign exchange gains and losses on operating activities were reclassified to Other current operating income under IFRS. This reclassification had the effect of increasing Operating income – current by €142 million.

E.2.2.2. IFRS adjustments (year ended December 31, 2004)

(€ million)	Elimination of treasury shares	Fair value of financial instruments	Discounting of long-term provisions	Deferred taxes	Share- based payment	Actuarial losses on pension obligations	Capitalization of acquired and internal R&D	Capitalization of Aventis R&D	Amortization of Aventis R&D	Goodwill on acquisition of Aventis	Elimination of goodwill amortization	Other adjustments	Total IFRS transition adjustments

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)
Net sales	-	-	-	-	-	-	-	-	-	-	-	(88)	(88)

Other revenues	-	-	-	-	-	-	-	-	-	-	-	6	6

Cost of sales	-	-	-	-	(12)	3	-	-	-	-	-	12	3

Gross profit	-	-	-	-	(12)	3	-	-	-	-	-	(70)	(79)

Research and development expenses	-	-	-	-	(18)	1	31	5,046	-	-	-	6	5,066

Selling and general expenses	-	-	-	-	(80)	7	-	-	-	-	-	56	(17)

Other current operating income	-	(2)	-	-	-	-	-	-	-	-	-	-	(2)

Other current operating expenses	-	-	-	-	-	-	-	-	-	-	-	-	-

Amortization of intangibles	-	-	-	-	-	-	(4)	-	(14)	-	-	-	(18)

Operating income – current	-	(2)	-	-	(110)	11	27	5,046	(14)	-	-	(8)	4,950

Restructuring costs	-	-	-	-	-	-	-	-	(71)	-	-	-	(71)

Impairment of property, plant & equipment and intangibles	-	-	-	-	-	-	-	-	-	-	-	-	-

Other operating income and expenses	-	-	-	-	-	-	-	-	-	-	(1)	-	(1)

Operating income	-	(2)	-	-	(110)	11	27	5,046	(85)	-	(1)	(8)	4,878

Financial expenses	(4)	(4)	(1)	-	-	-	-	-	-	-	-	-	(9)

Financial income	-	11	-	-	-	-	-	-	-	-	-	-	11

Income before tax and associates	(4)	5	(1)	-	(110)	11	27	5,046	(85)	-	(1)	(8)	4,880

Income tax expense	1	(2)	-	52	-	(4)	(9)	23	32	23	-	4	120

Share of profit/loss of associates	-	-	-	-	(2)	-	-	301	-	-	5	5	309

Goodwill amortization *	-	-	-	-	-	-	-	-	-	-	292	-	292

Net income before minority interests	(3)	3	(1)	52	(112)	7	18	5,370	(53)	23	296	1	5,601

Minority interests	-	-	-	-	-	-	-	-	-	-	-	(5)	(5)

Consolidated net income	(3)	3	(1)	52	(112)	7	18	5,370	(53)	23	296	(4)	5,596

*	This item is not included in the IFRS income statement presentation

IFRS transition adjustments resulted in increases of €5,596 million in Consolidated net income and €5 million in Minority interests.

(1)	The reversal of the provision for impairment of treasury shares was eliminated; the amount involved was €4 million, with a tax effect of €1 million.

(2)

Recognition of derivative instruments at fair value led to a decrease of €2 million in Other current operating income and an increase of €4 million in Financial expenses, relating to currency and interest rate hedges. In addition, the recognition at fair value of a specific derivative (contingent payment arising on the disposal of Aventis Behring) had a positive effect of €11 million on Financial income. After a €2 million tax effect, the recognition of financial instruments at fair value had a net effect of €3 million.

(3)	The unwinding of discounting on long-term provisions to reflect the passage of time generated an adjustment of €1 million to Financial expenses.

(4)	The deferred tax adjustment, related primarily to taxable temporary differences arising on investments in associates and joint ventures, generated an additional income tax expense of €52 million.

(5)

Recognition of share-based payment generated an additional expense of €112 million in the income statement, representing the value of services received from employees in 2004 under stock option plans not yet vested.

(6)

Because sanofi-aventis recognized all previously unrecognized actuarial gains and losses directly in Shareholders’ equity at the transition date, the net expense for the year related to past actuarial gains and losses (€11 million) was eliminated, along with the related tax effect (€4 million).

(7)

The capitalization of milestone payments related to external research and development projects resulted in a decrease of €31 million in Research and development expenses. Amortization charged during the period against previously capitalized research and development expenses amounted to €4 million. After including the €9 million tax effect arising from these adjustments, the net positive effect of IAS 38 on Research and development expenses in the income statement was €18 million.

(8)

In accounting for the 2004 business combination with Aventis under IFRS, sanofi-aventis capitalized acquired in-process research and development that had been expensed under French GAAP. The positive effect of this adjustment on net income was recorded in Research and development expenses (€5,046 million) and in Share of profit/loss from associates (€301 million). The tax effect was €23 million.

(9)

In 2004, sanofi-aventis started to amortize the portion of in-process research and development acquired through the business combination with Aventis that related to projects for which regulatory marketing approval had been obtained since the date of the combination (August 20, 2004). This amortization generated a charge of €14 million, recognized in Amortization of intangibles. In addition, termination of a research and development agreement contracted by the former Aventis group led to the recognition of a €71 million charge in Restructuring costs. Net of the tax effect, these adjustments had an adverse impact of €53 million on the income statement.

(10)

Under French GAAP, the cost of the business combination with Aventis included costs directly attributable to the combination net of tax. Under IFRS, these costs are recognized before tax. This divergence resulted in a positive tax adjustment under IFRS of €23 million.

(11)

Under IFRS, sanofi-aventis eliminated goodwill amortization, giving a positive impact of €296 million on the income statement. Of this, €8 million related to goodwill arising prior to August 20, 2004 and €288 million to the combination with Aventis (including €5 million related to associates and joint ventures of the former Aventis group).

(12)	Other adjustments related to:

•	The combined effect of all the adjustments described above on Minority interests, amounting to €5 million.
•

The effect of the adoption of the equity method of accounting for joint ventures, previously consolidated by the proportionate method. Consolidated amounts relating to these entities were eliminated from the income statement and replaced by an entry that increases Share of profit/loss from associates by €5 million, with no impact on net income.

E.2.3. Note on the reconciliation of shareholders’ equity at December 31, 2004

(€ million)	Share capital	Additional paid-in capital, reserves & retained earnings		Net income for the period	Treasury shares	Stock options	Items recognized directly in equity	Translation difference	Total sanofi- aventis	Minority interests	Total equity
Balance at December 31, 2004 – French GAAP	2,823	42,928	(1)	(3,610)	(3,535)	-	-	(3,016)	35,590	359	35,949
Reclassification of cumulative translation differences at transition date	-	(404)		-	-	-	-	404	-	-	-
Elimination of treasury shares (IAS 32)
• ex-Sanofi shares	-	-		(3)	(619)	-	-		(622)	-	(622)
• ex-Aventis shares	-	-		-	(16)	-	-		(16)	-	(16)
Fair value of financial instruments (IAS 39)
• Available-for-sale financial assets: fair value remeasurement	-	-		-	-	-	79	-	79	-	79
• Derivative instruments: fair value remeasurement	-	2		3	-	-	58	(1)	62	-	62
• Reclassification of participating shares	-	(16	) (1)	-	-	-	-		(16)	-	(16)
Discounting of long-term provisions (IAS 37)	-	4		(1)	-	-	-	-	3	-	3
Deferred taxes (IAS 12)	-	(44)		52	-	-	-	(1)	7	-	7
Share-based payment (IFRS 2)	-	(131)		(112)	-	243	-	-	-	-	-
Actuarial losses on pension obligations recognized in equity (IFRS 1)	-	(139)		7	-	-	-	4	(128)	-	(128)
Capitalization of research and development (IAS 38)	-	17		18	-	-	-	(1)	34	-	34
Business combination – acquisition of Aventis
• Capitalization of in-process research and development (IAS 38)	-	-		5,370	-	-	-	(274)	5,096	-	5,096
• Amortization & impairment of in-process research and development (IAS 38 and IAS 36)	-	-		(53)	-	-	-	-	(53)	-	(53)
• Additional goodwill arising on acquisition of Aventis (IFRS 3)	-	-		23	-	-	-	(34)	(11)	-	(11)
• Elimination of goodwill amortization (IFRS 3)	-			296	-	-	-	(8)	288	-	288
• Fair value of Aventis stock options allocated to purchase price (IFRS 2)	-	-		-	-	746	-	-	746	-	746
• Other IFRS adjustments related to the acquisition of Aventis	-	-		-	-	-	2	-	2	-	2
Subtotal – acquisition of Aventis	-	-		5,636	-	746	2	(316)	6,068	-	6,068
Other adjustments	-	4		(4)	-	-	-	-	0	(1)	(1)
BMS reclassification	-	-		-	-	-	-	-	-	70	70

Total IFRS transition adjustments and reclassifications	-	(707)		5,596	(635)	989	139	89	5,471	69	5,540

Balance at December 31, 2004 – IFRS	2,823	42,221		1,986	(4,170)	989	139	(2,927)	41,061	428	41,489

(1)	Including 1983 participating shares, €16 million

E.3.	Note on the reconciliation of the consolidated income statement for the 6 months to June 30, 2004

The consolidated income statement for the six months to June 30, 2004 does not include the financial statements of Aventis.

(€ million)	6 months to June 30, 2004 French GAAP	IFRS reclassifications	IFRS transition adjustments	6 months to June 30, 2004 IFRS
Net sales	4,460	(24)	(42)	4,394
Other revenues	-	321	3	324
Cost of sales	(800)	(254)	3	(1,051)
Gross profit	3,660	43	(36)	3,667
Research and development expenses	(704)	-	(3)	(707)
Selling and general expenses	(1,356)	(43)	6	(1,393)
Other current operating income	133	(102)	6	37
Other current operating expenses	-	-	(6)	(6)
Amortization of intangibles	-	(65)	(2)	(67)
Operating income – current	1,733	(167)	(35)	1,531
Restructuring costs	-	-	-	-
Impairment of property, plant & equipment and intangibles	-	-	-	-
Other operating income and expenses	-	9	-	9
Operating income	1,733	(158)	(35)	1,540
Amortization & impairment of intangibles *	(65)	65	-	-
Financial expenses	(56)	-	23	(33)
Financial income	78	(37)	1	42
Income before tax and associates	1,690	(130)	(11)	1,549
Exceptional items *	9	(9)	-	-
Income tax expense	(576)	96	(20)	(500)
Share of profit/loss of associates	21	158	4	183
Goodwill amortization *	(4)	-	4	-
Net income before minority interests	1,140	115	(23)	1,232
Minority interests	(2)	(115)	-	(117)

Consolidated net income	1,138	0	(23)	1,115

* This item is not included in the IFRS income statement presentation
Earnings per share attributable to sanofi-aventis shareholders
- Basic earnings per share	1.63 (1)			1.63 (2)
- Diluted earnings per share	1.63 (1)			1.63 (3)

(1)	696,271,508 shares under French GAAP

(2)	683,056,982 shares under IFRS

(3)	685,121,883 shares under IFRS

E.3.1. IFRS reclassifications (6 months to June 30, 2004)

(€ million)d	Reclassification of amortization & impairment of intangibles	Reclassification of exceptional items	Reclassification of pharmaceutical industry levies	Reclassification of royalty income	BMS reclassification	Reclassification of operating forex gains & losses	Total IFRS reclassifications

d	(1)	(2)	(3)	(4)	(5)	(6)
Net sales	-	-	(24)	-	-	-	(24)
Other revenues	-	-	-	321	-	-	321
Cost of sales	-	-	67	(321)	-	-	(254)
Gross profit	-	-	43	-	-	-	43
Research and development expenses	-	-	-	-	-	-	-
Selling and general expenses	-	-	(43)	-	-	-	(43)
Other current operating income	-	-	-	-	(139)	37	(102)
Other current operating expenses	-	-	-	-	-	-	-
Amortization of intangibles	(65)	-	-	-	-	-	(65)
Operating income – current	(65)	-	-	-	(139)	37	(167)
Restructuring costs	-	-	-	-	-	-	-
Impairment of property, plant & equipment and intangibles	-	-	-	-	-	-	-
Other operating income and expenses	-	9	-	-	-	-	9
Operating income	(65)	9	-	-	(139)	37	(158)
Amortization & impairment of intangibles *	65	-	-	-	-	-	65
Financial expenses	-	-	-	-	-	-	-
Financial income	-	-	-	-	-	(37)	(37)
Income before tax and associates	-	9	-	-	(139)	-	(130)
Exceptional items *	-	(9)	-	-	-	-	(9)
Income tax expense	-	-	-	-	96	-	96
Share of profit/loss of associates	-	-	-	-	158	-	158
Goodwill amortization	-	-	-	-	-	-	-
Net income before minority interests	-	-	-	-	115	-	115
Minority interests	-	-	-	-	(115)	-	(115)

Consolidated net income	-	-	-	-	-	-	0

*	This item is not included in the IFRS income statement presentation

Sanofi-aventis made the following reclassifications in order to present its income statement in accordance with IFRS, with no impact on consolidated net income.

(1)	Amortization and impairment of intangible assets, recorded below Operating income under French GAAP, were reclassified to Operating income – current, reducing this item by €65 million.

(2)	Exceptional items, representing net gains of €9 million on asset disposals, were reclassified as Other operating income and expenses.

(3)

Pharmaceutical industry levies that are in substance reductions in the consideration of the seller (i.e. rebates), previously recognized in Cost of sales, were reclassified as a reduction of Net sales; the amount involved was €24 million. Other levies, which are in substance taxes, were reclassified to Selling and general expenses, the amount involved being €43 million.

(4)

Royalty income under license agreements related to continuing operations, amounting to €321 million, was reclassified to Other revenues. This income was previously accounted for as a reduction in Cost of sales.

(5)	For the alliance with BMS, sanofi-aventis made the following reclassifications:

•

The share of net assets attributable to BMS relating to co-promotion in territories covered by entities majority-owned by sanofi-aventis (€115 million) was reclassified to Minority interests. Given that BMS receives a share of pre-tax profits, there was no tax effect.

•

The share of co-promotion profits attributable to sanofi-aventis for territories covered by entities majority-owned by BMS was reclassified to Share of profit/loss of associates (€254 million, minus a tax effect of €96 million).

(6)	Realized and unrealized foreign exchange gains and losses on operating activities were reclassified to Other current operating income under IFRS. The amount involved was €37 million.

E.3.2. IFRS adjustments (6 months to June 30, 2004)

(€ million)	Elimination of treasury shares	Fair value of financial instruments	Discounting of long-term provisions	Deferred taxes	Share- based payment	Actuarial losses on pension obligations	Capitalization of acquired and internal R&D	Elimination of goodwill amortization	Other adjustments	Total IFRS transition adjustments

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)

Net sales	-	-	-	-	-	-	-	-	(42)	(42)
Other revenues	-	-	-	-	-	-	-	-	3	3
Cost of sales	-	-	-	-	(3)	-	-	-	6	3
Gross profit	-	-	-	-	(3)	-	-	-	(33)	(36)
Research and development expenses	-	-	-	-	(5)	1	-	-	1	(3)
Selling and general expenses	-	-	-	-	(23)	3	-	-	26	6
Other current operating income	-	-	-	-	-	-	-	-	6	6
Other current operating expenses	-	-	-	-	-	-	-	-	(6)	(6)
Amortization of intangibles		-	-	-	-	-	(2)	-	-	(2)
Operating income – current	-	-	-	-	(31)	4	(2)	-	(6)	(35)
Restructuring costs	-	-	-	-	-	-	-	-	-	-
Impairment of property, plant & equipment and intangibles	-	-	-	-	-	-	-	-	-	-
Other operating income and expenses	-	-	-	-	-	-	-	-	-	-
Operating income	-	-	-	-	(31)	4	(2)	-	(6)	(35)
Financial expenses	25	(1)	(1)	-	-	-	-	-	-	23
Financial income	-	1	-	-	-	-	-	-	-	1
Income before tax and associates	25	-	(1)	-	(31)	4	(2)	-	(6)	(11)
Income tax expense	(9)	-	-	(12)	-	(1)	-	-	2	(20)
Share of profit/loss of associates	-	-	-	-	-	-	-	-	4	4
Goodwill amortization *	-	-	-	-	-	-	-	4	-	4
Net income before minority interests	16	-	(1)	(12)	(31)	3	(2)	4	-	(23)
Minority interests	-	-		-	-	-	-	-	-	-

Consolidated net income	16	-	(1)	(12)	(31)	3	(2)	4	-	(23)

*	This item is not included in the IFRS income statement presentation

IFRS transition adjustments reduced Consolidated net income by €23 million.

(1)	The reversal of the provision for impairment of treasury shares was eliminated; the amount involved was €25 million, with a tax effect of €9 million.

(2)	Recognition of derivative instruments at fair value resulted in an increase of €1 million in Financial income and an increase of the same amount in Financial expenses.

(3)	The unwinding of discounting on long-term provisions to reflect the passage of time generated an adjustment of €1 million to Financial expenses.

(4)	The deferred tax adjustment, related primarily to taxable temporary differences arising on investments in associates and joint ventures, generated an additional income tax expense of €12 million.

(5)

Recognition of share-based payment generated an additional expense of €31 million in the income statement, representing the value of services received from employees in the period under stock option plans not yet vested.

(6)

Because sanofi-aventis recognized all previously unrecognized actuarial gains and losses directly in Shareholders’ equity at the transition date, the net expense for the period related to past actuarial gains and losses (€4 million) was eliminated, along with the related tax effect (€1 million).

(7)

At the transition date, sanofi-aventis capitalized milestone payments related to external research and development projects in accordance with IAS 38. Amortization charged against these capitalized research and development expenses in the period amounted to €2 million.

(8)

The elimination under IFRS of amortization charged against goodwill carried by the former Sanofi-Synthélabo group had a positive effect of €4 million. Other adjustments related primarily to the adoption of the equity method of accounting for joint ventures previously accounted for by the proportionate method. Proportionately-consolidated amounts related to these entities were eliminated from the income statement, and replaced by an entry that increases Share of profit/loss from associates by €4 million, with no impact on net income.